SEDAR Version

CEAPRO INC.

– and –

AETERNA ZENTARIS INC.

ARRANGEMENT AGREEMENT

December 14, 2023

TABLE OF CONTENTS

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated December 14, 2023

BETWEEN:

CEAPRO INC., a corporation existing under the federal laws of Canada ("**Ceapro**")

- and -

AETERNA ZENTARIS INC., a corporation existing under the federal laws of Canada ("**Aeterna Zentaris**")

WHEREAS:

A. Aeterna Zentaris proposes to acquire all of the issued and outstanding Ceapro Shares pursuant to the Arrangement, as provided in this Agreement.

B. The Ceapro Board (other than the Ceapro Non-Participating Director) has unanimously determined, after receiving financial and legal advice and following receipt and review of a unanimous recommendation of the Ceapro Special Committee, that the Arrangement is in the best interests of Ceapro and that, on the basis of the Ceapro Fairness Opinion received from its financial advisors, the Exchange Ratio is fair, from a financial point of view, to the Ceapro Securityholders.

C. The Ceapro Board (other than the Ceapro Non-Participating Director) has approved this Agreement and agreed to unanimously recommend the approval of the Arrangement to the Ceapro Securityholders.

D. The Aeterna Zentaris Board (other than the Aeterna Zentaris Non-Participating Director) has unanimously determined, after receiving financial and legal advice and following receipt and review of a unanimous recommendation of the Aeterna Zentaris Special Committee, that the Arrangement is in the best interests of Aeterna Zentaris and that, on the basis of the Aeterna Zentaris Fairness Opinion received from its financial advisors, the Exchange Ratio is fair, from a financial point of view, to the Aeterna Zentaris Shareholders.

E. The Aeterna Zentaris Board (other than the Aeterna Zentaris Non-Participating Director) has approved this Agreement and agreed to unanimously recommend the approval of the Aeterna Zentaris Resolutions to the Aeterna Zentaris Shareholders.

F. Ceapro and Aeterna Zentaris intend that the Arrangement be effected by way of Plan of Arrangement under the provisions of the CBCA, and in furtherance of the Arrangement, the Ceapro Board has agreed to submit the Arrangement Resolution to the Ceapro Securityholders and the Court for approval and the Aeterna Zentaris Board has agreed to submit the Aeterna Zentaris Resolutions to the Aeterna Zentaris Shareholders for approval.

G. The directors and officers of Aeterna Zentaris have entered into Ceapro Lock-Up Agreements pursuant to which, among other things, they have agreed in favour of Ceapro to vote in favour of the Aeterna Zentaris Resolutions, on the terms and subject to the conditions set forth in the Ceapro Lock-Up Agreements.

H. The directors and officers of Ceapro have entered into Aeterna Zentaris Lock-Up Agreements pursuant to which, among other things, they have agreed in favour of Aeterna Zentaris to vote in favour of the Arrangement Resolution, on the terms and subject to the conditions set forth in the Aeterna Zentaris Lock-Up Agreements.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

"**Acceptable Confidentiality Agreement**" has the meaning ascribed thereto in Section 7.1(c)(iv);

"**Acquisition Proposal**" means, other than the transactions involving the Parties contemplated by this Agreement, any *bona fide* written or oral offer, proposal, expression of interest, or inquiry to a Party or to its shareholders from any Person or group of Persons, that relates to any one or more of the following:

(a) any direct or indirect acquisition, sale, disposition or purchase (or lease, exchange, transfer or other arrangement having the same economic effect as a sale), whether in a single transaction or a series of related transactions, of: (a) the assets of such Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its subsidiaries taken as a whole or contribute 20% or more of the consolidated revenue or net income of such Party and its subsidiaries taken as a whole; or (b) 20% or more of any class of voting or equity securities (and including securities convertible into or exercisable or exchangeable for voting or equity securities) of such Party or any of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its subsidiaries taken as a whole or contribute 20% or more of the consolidated revenue or net income of such Party and its subsidiaries taken as a whole;

(b) any direct or indirect take-over bid, issuer bid, tender offer, exchange offer, treasury issuance or other transaction for any class of equity securities of such Party and/or one or more of its subsidiaries that, if consummated, would result in any such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of such Party or any of its subsidiaries (and including securities convertible into or exercisable or exchangeable for voting or equity securities);

(c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving such Party and/or any one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its subsidiaries taken as a whole or

contribute 20% or more of the consolidated revenue or net income of such Party and its subsidiaries taken as a whole; or

(d) any other similar transaction or series of transactions involving such Party or any of its subsidiaries;

"**Aeterna Zentaris Adjusted Warrants**" means the outstanding warrants to purchase Aeterna Zentaris Shares, as set forth in the Aeterna Zentaris Disclosure Letter, to whom the holders of which will be issued Aeterna Zentaris New Warrants pursuant to the terms and conditions of the Aeterna Zentaris New Warrant Agreement, as reflected in the Plan of Arrangement;

"**Aeterna Zentaris Board**" means the board of directors of Aeterna Zentaris as the same is constituted from time to time;

"**Aeterna Zentaris Board Recommendation**" has the meaning ascribed thereto in Section 2.6(b);

"**Aeterna Zentaris Change in Recommendation**" has the meaning ascribed thereto in Section 8.2(c)(i);

"**Aeterna Zentaris Circular**" means the notice of the Aeterna Zentaris Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto, and any information incorporated by reference in such management proxy circular, to be sent to the Aeterna Zentaris Shareholders in connection with the Aeterna Zentaris Meeting, as amended, supplemented or otherwise modified from time to time;

"**Aeterna Zentaris Disclosure Letter**" means the disclosure letter delivered by Aeterna Zentaris and delivered to Ceapro on the date hereof in connection with the execution of this Agreement;

"**Aeterna Zentaris Fairness Opinion**" has the meaning ascribed thereto in Section (a)(i) of Schedule D;

"**Aeterna Zentaris Financial Statements**" has the meaning ascribed thereto in Section (l) of Schedule D;

"**Aeterna Zentaris Furnished Information**" has the meaning ascribed thereto in Section 2.4(c);

"**Aeterna Zentaris IP**" means: (a) all Intellectual Property relating to the Aeterna Zentaris Products in which Aeterna Zentaris or any of its subsidiaries have or purport to have an ownership interest; and (b) all other Intellectual Property which Aeterna Zentaris or any of its subsidiaries use and exploit in connection with the manufacture, use, testing, sale, licence or other commercialization of the Aeterna Zentaris Products;

"**Aeterna Zentaris IT Systems**" means all computer systems, communication systems, networks, hardware and information technology resources and equipment used by Aeterna Zentaris and its subsidiaries;

"**Aeterna Zentaris Leased Real Properties**" has the meaning ascribed thereto in Section (gg) of Schedule D;

"**Aeterna Zentaris Lock-Up Agreements**" means the lock-up agreements between Aeterna Zentaris and each of the directors and officers of Ceapro, substantially in the form of Schedule G;

"**Aeterna Zentaris Material Adverse Effect**" means, in respect of Aeterna Zentaris, any change, event, effect, state of facts, condition, circumstance, development or occurrence that is, or could reasonably be expected to be, either individually or in the aggregate with other such changes, events, developments or occurrences, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), operations or results of operations of Aeterna Zentaris and its subsidiaries, taken as a whole, other than any change, event, development or occurrence resulting from or relating to:

(a) the announcement of the execution of this Agreement or the transactions contemplated hereby;

(b) any actions taken (or omitted to be taken) by a Party that are required by this Agreement or upon the written request or with the written consent of any other Party;

(c) the failure in and of itself of Aeterna Zentaris to meet any internal or published projections, forecasts or guidance or estimates of revenues, earnings or cash flows of Aeterna Zentaris or of any securities analysts, it being understood that the causes underlying such failure may be taken into account in determining whether an Aeterna Zentaris Material Adverse Effect has occurred to the extent not otherwise excepted by another clause of this definition;

(d) any change in global, national or regional political conditions (including strikes, lockouts or riots), economic, business, banking, currency exchange, interest rate or inflationary conditions or financial or, capital market conditions, in each case whether national or global;

(e) any natural or man-made disaster or act of God (including the commencement, continuation or worsening of any state of emergency, pandemic (including any worsening of the COVID-19 pandemic), epidemic, disease outbreak or other health crisis or public health event), war, armed hostilities or acts of terrorism;

(f) any adoption, proposal, implementation or other changes in applicable Laws, or interpretation of Laws by Governmental Entities, including any Laws with respect to Taxes, IFRS or regulatory accounting requirements, in each case after the date hereof;

(g) any regulatory, preclinical or clinical, competitive, pricing, reimbursement or manufacturing change, occurrence, or effect relating to or affecting any product or product candidate competitive with any Aeterna Zentaris Product;

(h) any changes, developments or conditions affecting the global pharmaceutical industry generally; and

(i) any decrease in the market price or any decline in the trading volume of the equity securities of Aeterna Zentaris (it being understood that the causes or facts underlying such change in trading price or trading volume may be taken into

account in determining whether an Aeterna Zentaris Material Adverse Effect has occurred, to the extent not otherwise excepted by another clause of this definition);

provided, however, that in the case of clauses (d), (e), (f), (g) and (h) such event, change, development or occurrence does not have a disproportionate adverse effect on the business of Aeterna Zentaris and its subsidiaries, taken as a whole, as compared to other companies of similar size operating in the industry in which it operates;

"**Aeterna Zentaris Meeting**" means the special meeting of Aeterna Zentaris Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held to consider, and if thought advisable, approve the Aeterna Zentaris Resolutions, and for any other purpose as may be set out in the Aeterna Zentaris Circular;

"**Aeterna Zentaris Name Change**" means the proposed name change of Aeterna Zentaris from "Aeterna Zentaris Inc." to such other name as may be agreed to by Aeterna Zentaris and Ceapro prior to the filing of the Aeterna Zentaris Circular and accepted by the relevant Governmental Entity;

"**Aeterna Zentaris Nasdaq Documents**" has the meaning ascribed thereto in Section 5.5;

"**Aeterna Zentaris New Warrant Agreement**" means the agreement to be entered into between Aeterna Zentaris and the Aeterna Zentaris Warrant Agent with respect to the issuance of the Aeterna Zentaris New Warrants;

"**Aeterna Zentaris New Warrants**" means the warrants to purchase Aeterna Zentaris Shares at an exercise price of $0.01 per Aeterna Zentaris Share at any time on or before the third anniversary of the Effective Date to be issued to the Aeterna Zentaris Shareholders and the holders of Aeterna Zentaris Adjusted Warrants immediately prior to the Effective Time pursuant to the terms and conditions of the Aeterna Zentaris New Warrant Agreement, as reflected in the Plan of Arrangement;

"**Aeterna Zentaris Non-Participating Director**" means Gilles Gagnon, who was not present during the deliberations concerning the approval of the Aeterna Zentaris Board Recommendation as required by, and in accordance with, the CBCA, due to his interests in the transaction contemplated herein;

"**Aeterna Zentaris Options**" means the outstanding options to purchase Aeterna Zentaris Shares granted under or otherwise subject to the Aeterna Zentaris Stock Option Plan, as set forth in the Aeterna Zentaris Disclosure Letter;

"**Aeterna Zentaris Owned Personal Property**" has the meaning ascribed thereto in Section (hh) of Schedule D;

"**Aeterna Zentaris Products**" means the products listed in Schedule D, paragraph (dd) of the Aeterna Zentaris Disclosure Letter and any other products or services that since January 1, 2021 have been manufactured or commercialized or otherwise distributed by, or have been the subject of human clinical trials sponsored by, Aeterna Zentaris or any of its subsidiaries or, under the authority of a license granted by Aeterna Zentaris or its subsidiaries, their respective licensees;

"**Aeterna Zentaris Public Disclosure Record**" means all documents and information filed by Aeterna Zentaris under applicable Securities Laws on the System for Electronic Document Analysis Retrieval+ (SEDAR+) and on the Electronic Data Gathering, Analysis, and Retrieval System (EDGAR), during the three years prior to the date hereof, which are publicly available as of the date hereof or as of the Effective Date;

"**Aeterna Zentaris Real Property Leases**" has the meaning ascribed thereto in Section (gg) of Schedule D;

"**Aeterna Zentaris Resolutions**" means (i) the ordinary resolutions approving the issuance of the Consideration Shares, the Aeterna Zentaris New Warrants and the Aeterna Zentaris Shares issuable upon exercise of the Aeterna Zentaris New Warrants and Replacement Options, (ii) the ordinary resolution appointing Ronnie Miller, Ulrich Kosciessa, Geneviève Foster and William Li to the Aeterna Zentaris Board, and (iii) the special resolutions approving the Aeterna Zentaris Name Change and the Aeterna Zentaris Share Consolidation, such resolutions to be considered and, if thought advisable, passed by the Aeterna Zentaris Shareholders at the Aeterna Zentaris Meeting, substantially in the form attached as Schedule C;

"**Aeterna Zentaris SEC Documents**" has the meaning ascribed thereto in Section 5.5;

"**Aeterna Zentaris Share Consolidation**" means the consolidation of the issued and outstanding Aeterna Zentaris Shares on the basis of one post-consolidation Aeterna Zentaris Share for every three to four pre-consolidation Aeterna Zentaris Shares, with the exact number of pre-consolidation Aeterna Zentaris Shares to be determined by the Aeterna Zentaris Board; provided, however, that prior to the filing of the Aeterna Zentaris Circular the share consolidation ratio may be adjusted to such other ratio as may be agreed to by the Parties, acting reasonably, to ensure that the Stock Exchange Approvals with respect to the Nasdaq are obtained;

"**Aeterna Zentaris Shareholder Approval**" means the approval of the ordinary resolutions approving the issuance of the Consideration Shares, the Aeterna Zentaris New Warrants and the Aeterna Zentaris Shares issuable upon exercise of the Aeterna Zentaris New Warrants and the Replacement Options, and of the ordinary resolution appointing Ronnie Miller, Ulrich Kosciessa, Geneviève Foster and William Li as directors of Aeterna Zentaris by a majority of the votes cast by the Aeterna Zentaris Shareholders present in person or represented by proxy at the Aeterna Zentaris Meeting and the approval of the special resolutions approving the Aeterna Zentaris Name Change and the Aeterna Zentaris Share Consolidation by at least 66 2/3% of the votes cast by the Aeterna Zentaris Shareholders present in person or represented by proxy at the Aeterna Zentaris Meeting;

"**Aeterna Zentaris Shareholders**" means the holders of Aeterna Zentaris Shares;

"**Aeterna Zentaris Shares**" means the common shares in the authorized share structure of Aeterna Zentaris, as currently constituted;

"Aeterna Zentaris Special Committee" means the special committee of the Aeterna Zentaris Board comprised of independent directors;

"**Aeterna Zentaris Stock Option Plans**" means the 2018 Long-Term Incentive Plan and the 2016 Second Amended and Restated Stock Option Plan of Aeterna Zentaris, as amended from time to time;

"**Aeterna Zentaris Termination Fee**" has the meaning ascribed thereto in Section 8.3(a)(iv);

"**Aeterna Zentaris Termination Fee Event**" has the meaning ascribed thereto in Section 8.3(a)(iv);

"**Aeterna Zentaris Third Party IP Licenses**" means Contracts pursuant to which Intellectual Property owned by Persons other than Aeterna Zentaris or its subsidiaries is licensed for use by Aeterna Zentaris or its subsidiaries;

"**Aeterna Zentaris Transaction Regulatory Documents**" has the meaning ascribed thereto in Section 5.5(g);

"**Aeterna Zentaris Warrant Agent**" means Computershare Trust Company of Canada, appointed as warrant agent for the Aeterna Zentaris New Warrants pursuant to the terms of the Aeterna Zentaris New Warrant Agreement;

"**Aeterna Zentaris Warrants**" means the outstanding warrants to purchase Aeterna Zentaris Shares, as set forth in the Aeterna Zentaris Disclosure Letter;

"**affiliate**" has the meaning ascribed thereto in National-Instrument 45-106 – *Prospectus Exemptions*;

"**Agreement**" means this arrangement agreement, together with the schedules, appendices and exhibits attached hereto, as it may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

"**Anti-Corruption Laws**" means any applicable law for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Foreign Corrupt Practices Act, the *Corruption of Foreign Public Officials Act* (Canada), the anti-corruption and anti-bribery laws under the German Criminal Code (*Strafgesetzbuch*), in each case as amended from time to time, and any applicable anti-corruption or anti-bribery Law of any other applicable jurisdiction;

"**Anti-Spam Laws**" means *An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act (Canada)* and any other applicable analogous Laws;

"**Arm's Length**" has the meaning ascribed thereto in the Tax Act;

"**Arrangement**" means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, variations or modifications thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or at the direction of the Court in the Interim Order, Final Order or otherwise provided that any such amendments, variations or modifications are consented to by Ceapro and Aeterna Zentaris, each acting reasonably;

"**Arrangement Resolution**" means the special resolution approving the Arrangement to be considered and, if thought advisable, passed by the Ceapro Securityholders at the Ceapro Meeting, substantially in the form attached as Schedule B;

"**Articles of Arrangement**" means the articles of arrangement of Ceapro in connection with the Arrangement and required under subsection 192(6) of the CBCA, such articles to be filed with the Director after the Final Order has been granted, which shall include the Plan of Arrangement, with any modifications as may be acceptable to Ceapro and Aeterna Zentaris, each acting reasonably, and to be in form and content satisfactory to Ceapro and Aeterna Zentaris, each acting reasonably;

"**AZ GmbH**" means Aeterna Zentaris GmbH, a wholly-owned subsidiary of Aeterna Zentaris;

"**Business Day**" means any day, other than a Saturday, a Sunday or any day that is a civic holiday in or on which major banking institutions in (i) Montreal, Quebec, (ii) Toronto, Ontario, (iii) Edmonton, Alberta, or (iv) New York, New York are required by Law to be closed for business.

"**CBCA**" means the *Canada Business Corporations Act* and the regulations made thereunder, as promulgated or amended from time to time, and includes any successor thereto;

"**Ceapro Board**" means the board of directors of Ceapro as the same is constituted from time to time;

"**Ceapro Board Recommendation**" has the meaning ascribed thereto in Section 2.4(b);

"**Ceapro Change in Recommendation**" has the meaning ascribed thereto in Section 8.2(d)(i);

"**Ceapro Circular**" means the notice of the Ceapro Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto, and any information incorporated by reference in such management proxy circular, to be sent to the Ceapro Securityholders in connection with the Ceapro Meeting, as amended, supplemented or otherwise modified from time to time;

"**Ceapro Clinical/Commercial Products**" has the meaning ascribed thereto in Section (cc) of Schedule E;

"**Ceapro Disclosure Letter**" means the disclosure letter delivered by Ceapro and delivered to Aeterna Zentaris on the date hereof in connection with the execution of this Agreement;

"**Ceapro Fairness Opinion**" has the meaning ascribed thereto in Section (a)(i) of Schedule E;

"**Ceapro Financial Statements**" has the meaning ascribed thereto in Section (l) of Schedule E;

"**Ceapro Furnished Information**" has the meaning ascribed thereto in Section 2.6(c);

"**Ceapro IP**" means: (a) all Intellectual Property relating to the Ceapro Products in which Ceapro or any of its subsidiaries have or purport to have an ownership interest; and (b) all other Intellectual Property which Ceapro or any of its subsidiaries use and exploit in connection with the manufacture, use, testing, sale, licence or other commercialization of the Ceapro Products;

"**Ceapro IT Systems**" means all computer systems, communication systems, networks, hardware and information technology resources and equipment used by Ceapro and its subsidiaries;

"**Ceapro Leased Personal Property**" has the meaning ascribed thereto in Section (hh) of Schedule E;

"**Ceapro Leased Real Properties**" has the meaning ascribed thereto in Section (gg) of Schedule E;

"**Ceapro Lock-Up Agreements**" means the lock-up agreements between Ceapro and each of the directors and officers of Aeterna Zentaris, substantially in the form of Schedule H;

"**Ceapro Material Adverse Effect**" means, in respect of Ceapro, any change, event, effect, state of facts, condition, circumstance, development or occurrence that is, or could reasonably be expected to be, either individually or in the aggregate with other such changes, events, developments or occurrences, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), operations or results of operations of Ceapro and its subsidiaries, taken as a whole, other than any change, event, development or occurrence resulting from or relating to:

(a) the announcement of the execution of this Agreement or the transactions contemplated hereby;

(b) any actions taken (or omitted to be taken) by a Party that are required by this Agreement or upon the written request or with the written consent of any other Party;

(c) the failure in and of itself of Ceapro to meet any internal or published projections, forecasts or guidance or estimates of revenues, earnings or cash flows of Ceapro or of any securities analysts, it being understood that the causes underlying such failure may be taken into account in determining whether a Ceapro Material Adverse Effect has occurred to the extent not otherwise excepted by another clause of this definition;

(d) any change in global, national or regional political conditions (including strikes, lockouts or riots), economic, business, banking, currency exchange, interest rate or inflationary conditions or financial or, capital market conditions, in each case whether national or global;

(e) any natural or man-made disaster or act of God (including the commencement, continuation or worsening of any state of emergency, pandemic (including any worsening of the COVID-19 pandemic), epidemic, disease outbreak or other health crisis or public health event), war, armed hostilities or acts of terrorism;

(f) any adoption, proposal, implementation or other changes in applicable Laws, or interpretation of Laws by Governmental Entities, including any Laws with respect to Taxes, IFRS or regulatory accounting requirements, in each case after the date hereof;

(g) any regulatory, preclinical or clinical, competitive, pricing, reimbursement or manufacturing change, occurrence, or effect relating to or affecting any product or product candidate competitive with any Ceapro Product;

(h) any changes, developments or conditions affecting the global pharmaceutical industry generally; and

(i) any decrease in the market price or any decline in the trading volume of the equity securities of Ceapro (it being understood that the causes or facts underlying such change in trading price or trading volume may be taken into account in determining whether a Ceapro Material Adverse Effect has occurred, to the extent not otherwise excepted by another clause of this definition);

provided, however, that in the case of clauses (d), (e), (f), (g) and (h) such event, change, development or occurrence does not have a disproportionate adverse effect on the business of Ceapro and its subsidiaries, taken as a whole, as compared to other companies of similar size operating in the industry in which it operates;

"**Ceapro Meeting**" means the special meeting of Ceapro Securityholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement and the Interim Order, to be called and held to consider, and if thought advisable, approve the Arrangement Resolution, and for any other purpose as may be set out in the Ceapro Circular;

"**Ceapro Non-Participating Director**" means Gilles Gagnon, who was not present during the deliberations concerning the approval of the Ceapro Board Recommendation as required by, and in accordance with, the CBCA, due to his interests in the transaction contemplated herein;

"**Ceapro Optionholders**" means the holders of Ceapro Options;

"**Ceapro Option In-The-Money Amount**" in respect of a Ceapro Option, means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the aggregate Ceapro Shares that a holder is entitled to acquire on exercise of such Ceapro Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Ceapro Shares;

"**Ceapro Options**" means the outstanding options to purchase Ceapro Shares granted under or otherwise subject to the Ceapro Stock Option Plan, as set forth in the Ceapro Disclosure Letter;

"**Ceapro Public Disclosure Record**" means all documents and information filed by Ceapro under applicable Securities Laws on the System for Electronic Document Analysis Retrieval+ (SEDAR+), during the three years prior to the date hereof, which are publicly available as of the date hereof or as of the Effective Date;

"**Ceapro Products**" means the products listed in Schedule E, paragraph (dd) of the Ceapro Disclosure Letter and any other products or services that since January 1, 2021 have been manufactured or commercialized or otherwise distributed by, or have been the subject of human clinical trials sponsored by, Ceapro or any of its subsidiaries or, under the authority of a license granted by Ceapro or its subsidiaries, their respective licensees;

"**Ceapro Real Property Leases**" has the meaning ascribed thereto in Section (ff) of Schedule E;

"**Ceapro Securities**" means, collectively, the Ceapro Shares and the Ceapro Options;

"**Ceapro Securityholder Approval**" has the meaning ascribed thereto in Section 2.2(a)(iii);

"**Ceapro Securityholders**" means the holders of Ceapro Securities;

"**Ceapro Shareholders**" means the holders of Ceapro Shares;

"**Ceapro Shares**" means the common shares in the authorized share structure of Ceapro, as currently constituted;

"**Ceapro Special Committee**" means the special committee of the Ceapro Board comprised of independent directors;

"**Ceapro Stock Option Plan**" means the 2023 amended and restated stock option plan of Ceapro approved by the Ceapro Shareholders on June 6, 2023, as amended from time to time;

"**Ceapro Termination Fee**" has the meaning ascribed thereto in Section 8.3(a);

"**Ceapro Termination Fee Event**" has the meaning ascribed thereto in Section 8.3(a);

"**Ceapro Third Party IP Licenses**" means Contracts pursuant to which Intellectual Property owned by Persons other than Ceapro or its subsidiaries is licensed for use by Ceapro or its subsidiaries;

"**Certificate of Arrangement**" means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA giving effect to the Articles of Arrangement and the Plan of Arrangement in accordance with Section 262 of the CBCA;

"**Change in Recommendation**" means, in respect of Aeterna Zentaris, an Aeterna Zentaris Change in Recommendation and in respect of Ceapro, a Ceapro Change in Recommendation;

"**Code**" means the U.S. Internal Revenue Code of 1986;

"**Competition Act**" means the *Competition Act* (Canada);

"**Confidentiality Agreement**" means the confidentiality agreement between Ceapro and Aeterna Zentaris dated December 15, 2022, as it may be amended from time to time in accordance with its terms;

"**Consideration Shares**" means the Aeterna Zentaris Shares to be issued to the Ceapro Shareholders pursuant to the Plan of Arrangement;

"**Contract**" means any contract, agreement, license, franchise, lease, arrangement or other contractual right or obligation, whether verbal or written, to which a Party or any of its subsidiaries is a party or by which it or any of its subsidiaries is legally bound or affected or to which any of their respective properties or assets is subject;

"**Court**" means the Court of King's Bench of Alberta;

"**Data Processing Requirements**" means, collectively, (i) all applicable Laws governing privacy and all applicable contractual obligations to third parties relating to privacy, data protection processing, transfer or security of Personal Information; (ii) all publicly-facing written policies governing the collection, use, disclosure, transfer, security, retention and destruction of Personal Information; (iii) any Contracts relating to the collection processing, access, use, storage, disclosure, or transmission of Personal Information or confidential information; and (iv) all applicable Anti-Spam Laws;

"**Depositary**" means Computershare Trust Company of Canada or such other depositary as may be agreed upon by the Parties, acting reasonably;

"**Development**" means the invention, creation, authoring, formulation, development, design, modification, conception or reduction to practice;

"**Director**" means the Director appointed pursuant to Section 260 of the CBCA;

"**Dissent Rights**" means the rights of Ceapro Shareholders to dissent in respect of the Arrangement described in the Plan of Arrangement;

"**DPA**" has the meaning ascribed thereto in Section (cc)(iii) of Schedule D;

"**Economic Sanction/Trade Laws**" means all applicable Laws relating to anti-terrorism, the importation of goods, export controls, antiboycott, and Sanctions Targets, including prohibited or restricted international trade and financial transactions and lists maintained by any Governmental Entity, agency, authority or Person targeting certain countries, territories, or Persons, including the United States Export Administration Act and implementing Export Administration Regulations, the Arms Export Control Act and implementing International Traffic in Arms Regulations and the various economic sanctions laws administer by OFAC;

"**Effective Date**" means the date upon which the Arrangement becomes effective, as set out in Section 2.11, being the date shown on the Certificate of Arrangement;

"**Effective Time**" means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

"**EMA**" means the European Medicines Agency;

"**Environmental Laws**" means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

"**Environmental Permits**" means all Permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs, orders or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

"**EU/EEA**" has the meaning ascribed thereto in Section (ii) of Schedule D;

"**Exchange Act**" means the United States Securities Exchange Act of 1934;

"**Exchange Ratio**" means 0.09439 of an Aeterna Zentaris Share for each Ceapro Share;

"**FDA**" means the US Food and Drug Administration;

"**Final Application**" has the meaning ascribed thereto in Section 2.2(b)(iv);

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to Section 192 of the CBCA after a hearing upon the fairness of the terms and conditions of the Arrangement, which shall include such terms as may be necessary or appropriate to give effect

to the Plan of Arrangement, as such order may be amended, modified or varied by the Court at any time prior to the Effective Date (or if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal), in a form acceptable to Ceapro and Aeterna Zentaris, each acting reasonably;

"**GDPR**" has the meaning ascribed thereto in Section (ii) of Schedule D;

"**Governmental Entity**" means any applicable: (a) international, multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public body, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock or securities exchange or quotation system;

"**Government Official**" has the meaning ascribed thereto in Section (cc)(i) of Schedule D;

"**Health Product Laws**" means all applicable Laws related to the import, export, manufacturing, clinical trials, testing, packaging, labelling, marketing, distribution, possession, use, sale, advertising, storage, transportation, safety and efficacy of the Aeterna Zentaris Products or Ceapro Products, including without limitation requirements related to (i) current good manufacturing practices, (ii) labeling and promotion, (iii) pricing, and (iv) record keeping and reporting requirements;

"**IFRS**" means International Financial Reporting Standards as developed and adopted by the International Accounting Standards Board from time to time;

"**including**" means including without limitation, and "**include**" and "**includes**" each have a corresponding meaning;

"**Indemnified Persons**" has the meaning ascribed thereto in Section 9.9;

"**Intellectual Property**" means all intellectual property rights in any jurisdiction, whether registered or unregistered, in and to all: i) issued patents (including design patents and utility patents), applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) designs, design registrations, design registration applications; (v) trade names, business names, corporate names, trademarks, service names, service marks, logos, emblems, signs, brand names, brand marks, insignia, certification marks, trade dress, trade names, industrial designs, and the goodwill associated with any of the foregoing; (vi) websites, including all content, data and information contained thereon or supporting the functionality thereof, domain name registrations, website names and world wide web addresses; (vii) software, technology, code, data, programs and technical information; and (viii) all moral rights, rights of publicity and other intellectual property and proprietary rights of a similar nature;

"**Intended U.S. Tax Treatment**" has the meaning ascribed thereto in Section 2.17;

"**Interim Order**" means the interim order of the Court pursuant to Section 192(4) of the CBCA made in connection with the Arrangement in a form acceptable to Ceapro and Aeterna Zentaris, each acting reasonably, providing for, among other things, the calling and holding of the Ceapro Meeting, as the same may be amended, supplemented or varied by further order of the Court, with the consent of Ceapro and Aeterna Zentaris, each acting reasonably;

"**Interim Period**" means the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms;

"**Law**" or "**Laws**" means all laws (including common law), by-laws, statutes, rules (including the rules and regulations of any stock or securities exchange or quotation system), regulations, principles of common law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, including any Permit, and to the extent that they have the force of law, policies, standards, practices, guidelines and protocols of any Governmental Entity and the term "**applicable**" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, assets, property or securities, including Environmental Laws;

"**Legal Proceeding**" means any action, suit, litigation, arbitration, claim, complaint, proceeding, (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel;

"**Liens**" means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, encumbrance, adverse right or claim, pre-emptive right or right of first refusal or other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"**material change**" has the meaning ascribed thereto in the Securities Act;

"**Material Contracts**" means, in respect of either Party, any Contract: (i) which, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have an Aeterna Zentaris Material Adverse Effect or Ceapro Material Adverse Effect, as applicable; (ii) under which such Party or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $70,000; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $70,000; (iv) providing for the establishment, organization or formation of any partnership or joint venture, including any joint development agreement or program agreement, or any similar Contract; (v) under which such Party or any of its subsidiaries is obligated to make or expects to receive payments in excess of $70,000; (vi) that limits or restricts such Party or any of its subsidiaries from engaging in any line of business or any geographic area, or from making, selling or distributing any products or services, in any material respect; (vii) that is a capital lease or other lease or other Contract relating to tangible personal property providing for annual rental payments in excess of $70,000; (viii) that is a lease or other Contract in respect of real property; (ix) under which such Party is, or may become, obligated to pay any amount in respect of indemnification obligations, purchase

price adjustment or otherwise in connection with any (a) acquisition or disposition of assets or securities (other than the sale of inventory in the ordinary course of business), (b) merger, consolidation or other business combination or (c) series or group of related transactions or events of the type specified in the immediately preceding clauses (a) and (b); (x) under which any other Person has guaranteed any debt of such Party; (xi) under which such Party is, or may become, obligated to incur or pay any change of control, termination, severance or any other similar payments or special compensation obligations which would become payable by reason of this Agreement or the transactions contemplated hereby; (xii) that is a profit sharing, equity option, equity purchase, equity appreciation, deferred compensation, change of control, termination, severance or other plan or arrangement for the benefit of such Party's current or former directors, shareholders, officers or employees, consultants or independent contractors; (xiii) in respect of any settlement, conciliation or similar arrangement or obligation imposing an obligation on such Party after the Effective Date; (xiv) relating to any Aeterna Zentaris IP or Ceapro IP; (xv) providing for any exclusivity, "most favoured nation" or most favoured customer provision, call or put option, preferential right or rights of first or last offer; or (xvi) that is otherwise material to such Party and its subsidiaries, considered as a whole; and, for greater certainty, in respect of Aeterna Zentaris includes the Material Contracts listed in Schedule D, paragraph(t) of the Aeterna Zentaris Disclosure Letter, and in respect of Ceapro, includes the Material Contracts listed in Schedule E, paragraph(s) of the Ceapro Disclosure Letter;

"**material fact**" has the meaning ascribed thereto in the Securities Act;

"**MD&A**" has the meaning ascribed thereto in Section (l) of Schedule D;

"**Misrepresentation**" has the meaning ascribed thereto in the Securities Act;

"**Money-Laundering Laws**" means any law governing financial recordkeeping and reporting requirements, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, and any applicable money laundering-related Laws of other jurisdictions where a Party or its subsidiaries conduct business, conduct financial transactions or own assets;

"**Nasdaq Approval**" has the meaning ascribed thereto in Section 5.5;

"**Nasdaq**" means The Nasdaq Capital Market;

"**OFAC**" means the Office of Foreign Assets Control of the U.S. Treasury Department;

"**Outside Date**" means June 14, 2024, or such later date as may be agreed to in writing by the Parties;

"**Parties**" means Ceapro and Aeterna Zentaris, and "**Party**" means any one of them;

"**Permit**" means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity, including Environmental Permits;

"**Person**" means any person and includes an individual, corporation, limited liability company, partnership, syndicate, sole proprietorship, association, body corporate, trust, trustee, executor,

administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"**Personal Data**" has the meaning ascribed thereto in Section (ii) of Schedule D;

"**Personal Information**" means any data or information in any media that is used or reasonably capable of being used alone or in combination with other information to identify an individual and is regulated as personal data or personal information under any Law to which a Party or any of its subsidiaries are subject;

"**Plan of Arrangement**" means the plan of arrangement, substantially in the form and on the terms set out in Schedule A hereto, and any amendments or variations thereto made in accordance with the terms of this Agreement or Section 5.01 of the Plan of Arrangement or made at the direction of the Court with the consent of Ceapro and Aeterna Zentaris, each acting reasonably;

"**Proposed Agreement**" has the meaning ascribed to such term in Section 7.3(a);

"**Registered IP**" means all Intellectual Property that is registered, filed or issued with, by or under the authority of any Governmental Entity, including all patents, registered copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing;

"**Regulatory Approvals**" means those sanctions, rulings, consents, orders, exemptions, Permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made), waivers, early terminations, authorizations, clearances, or written confirmations of no intention to initiate legal proceedings from Governmental Entities, in each case required to consummate the transactions contemplated by this Agreement, but excluding the approval of the Arrangement by the Court, and as they are set out in Schedule F hereto;

"**Regulatory Authority**" means the FDA, EMA, Health Canada, and any other applicable Governmental Entity responsible for the oversight and/or approval of the research, development, clinical trials and/or commercialization of pharmaceutical or medicinal products of Aeterna Zentaris, Ceapro or any of their subsidiaries, as applicable;

"**Replacement Option**" means an option to purchase Aeterna Zentaris Shares granted by Aeterna Zentaris in exchange for Ceapro Options at the Effective Time pursuant to the Plan of Arrangement;

"**Replacement Option In-The-Money Amount**" in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the aggregate Aeterna Zentaris Shares that a holder is entitled to acquire on exercise of the Replacement Option immediately after the Effective Time exceeds the aggregate exercise price to acquire such Aeterna Zentaris Shares;

"**Representatives**" means, collectively, in respect of a Person (a) its directors, officers, employees, agents, representatives and any financial advisor, law firm, accounting firm or other professional firm retained to assist the Person in connection with the transactions contemplated in this Agreement, and (b) its affiliates and subsidiaries and the directors, officers, employees, agents and representatives and advisors thereof;

"**Response Period**" has the meaning ascribed to such term in Section 7.3(a)(ii);

"**Returns**" means all reports, forms, elections, designations, information statements and returns (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

"**Sanctions Targets**" means (i) any country or territory that is the target of country-wide or territory-wide Economic Sanctions/Trade Laws; (ii) a Person that is on the list of Specially Designated Nationals and Blocked Persons or any of the other sanctions Persons lists published by OFAC, or any equivalent list of sanctioned Persons issued by the U.S. Department of States, the United Nations, the European Union or Canada; (iii) a Person that is located in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Economic Sanctions/Trade Laws; or (iv) an entity owned 50% or more or controlled by a country or territory identified in clause (i) or Person in clause (ii) above;

"**SEC**" means the United States Securities and Exchange Commission;

"**Section 3(a)(10) Exemption**" has the meaning ascribed thereto in Section 2.2(b);

"**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"**Securities Authorities**" means the securities commissions in each of the provinces of Canada, the SEC and any other applicable securities commission or securities regulatory authority of a province, state or territory of Canada, the United States or any other jurisdiction with authority in respect of the Parties or any of their subsidiaries;

"**Securities Laws**" means the Securities Act, U.S. Securities Laws and any other applicable Canadian provincial and territorial or United States securities laws, rules, orders, notices, promulgations and regulations and published policies thereunder;

"**Solicited Party**" has the meaning ascribed to such term in Section 7.1(b);

"**Stock Exchange Approvals**" means (i) the conditional approval of the TSX-V of the Arrangement; and (ii) the conditional approval of the TSX and the approval of the Nasdaq of the listing or continued listing of the Aeterna Zentaris Shares on the TSX and the Nasdaq, respectively, including all the outstanding Aeterna Zentaris Shares, the Consideration Shares and the Aeterna Zentaris Shares underlying the Aeterna Zentaris Options, the Replacement Options, the Aeterna Zentaris Warrants, and the Aeterna Zentaris New Warrants, including to the extent required by the Nasdaq listing rules, approval by the Nasdaq of the initial listing of Aeterna Zentaris following consummation of the Arrangement;

"**subsidiary**" means, with respect to any specified Person, any other Person of which such specified Person, directly or indirectly through one or more subsidiaries, (a) own at least 50% of the outstanding shares, (b) hold at least 50% of the partnership, limited liability company, joint venture or similar interests or (c) be a general partner, managing member or joint venturer;

"**Superior Proposal**" means any unsolicited bona fide Acquisition Proposal made after the date of this Agreement to acquire, directly or indirectly, by any means of an acquisition, take-over bid,

amalgamation, plan or arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, not less than all of the outstanding Ceapro Shares or the Aeterna Zentaris Shares, as applicable (other than the Ceapro Shares or the Aeterna Zentaris Shares, as applicable, beneficially owned by the Person or group of Persons making such Acquisition Proposal), or all or substantially all of the assets of Ceapro and its subsidiaries or Aeterna Zentaris and its subsidiaries, as applicable, on a consolidated basis, made in writing by a Person or group of Persons acting jointly or in concert with one another, who deals at Arm's Length to Ceapro or Aeterna Zentaris, as applicable, that in the good faith determination of the Ceapro Board (other than the Ceapro Non-Participating Director) or the Aeterna Zentaris Board (other than the Aeterna Zentaris Non-Participating Director), as applicable, after receiving advice from its outside financial advisor and legal counsel: (i) is reasonably capable of being completed in accordance with its terms without undue delay relative to the Arrangement, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal and their respective Affiliates; (ii) is not subject to a due diligence or access condition or any financing contingency and in respect of which adequate arrangements have been made to ensure that the required consideration will be available; (iii) did not result from a breach of Section 7.1, by the Solicited Party or its Representatives; (iv) in the case of a transaction that involves the acquisition of Ceapro Shares or Aeterna Zentaris Shares, is made available to all Ceapro Shareholders or Aeterna Zentaris Shareholders, as applicable, on the same terms and conditions; (v) the failure to recommend such Acquisition Proposal to the Ceapro Shareholders or the Aeterna Zentaris Shareholders, as applicable, would be inconsistent with the Ceapro Board's or Aeterna Zentaris Board's fiduciary duties, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal and their respective Affiliates; (vi) complies with Securities Laws in all material respects; (vi) was not made in breach of any confidentiality, standstill, use, business purpose or similar restriction applicable to the Solicited Party and the party making the Acquisition Proposal, provided such requirement shall not apply to a person whose standstill obligations terminated automatically upon the entering into and announcement of this Agreement or, in the case of an Acceptable Confidentiality Agreement, where the Acquisition Proposal did not result from a material breach of such restriction contained in the Acceptable Confidentiality Agreement or the board of directors has consented to the release of such restrictions in a manner that does not violate this Agreement; (viii) the terms of such Acquisition Proposal provide that the Person making such Acquisition Proposal shall guarantee or otherwise provide Ceapro or Aeterna Zentaris, as applicable, the cash required to pay the Termination Fee on or before the date such Termination Fee becomes payable; and (ix) taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to Ceapro Shareholders or Aeterna Zentaris Shareholders, as applicable, taken as a whole, from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by the other Party pursuant to Section 7.3(b)) and is in the best interests of Ceapro or Aeterna Zentaris, as applicable;

"**Superior Proposal Notice**" has the meaning ascribed thereto in Section 7.3(a)(i);

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

"**Taxes**" in respect of a Party means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial

and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, *ad valorem* taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (*escheat*) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers' compensation, Canada and other government pension plan premiums or contributions and other governmental charges and other obligations of the same or of a similar nature to any of the foregoing, which such Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another Person's Taxes as a transferee or successor, by contract or otherwise;

"**Terminating Party**" has the meaning ascribed thereto in Section 7.2(a);

"**Transactions**" has the meaning ascribed thereto in Section 5.5(f);

"**TSX**" means the Toronto Stock Exchange;

"**TSX-V**" means the TSX Venture Exchange;

"**U.S. Securities Act**" means the *United States Securities Act* of 1933, as amended;

"**U.S. Securities Laws**" means the U.S. Securities Act and the Exchange Act, and the rules and regulations promulgated thereunder, and all other state securities Laws; and

"**United States**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

"**WARN**" means the Worker Adjustment and Retraining Notification Act (United States), or any similar law.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.3 Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 Date for Any Action

Unless otherwise expressly stated, if the date on or by which any action is required or permitted to be taken hereunder by a Party is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5 Currency

Unless otherwise expressly stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and "$" or "USD$" refers to United States dollars.

1.6 Accounting Matters

Unless otherwise expressly stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS consistently applied.

1.7 Statutes

Any reference to a statute refers to such statute, or successor thereto, and all rules, resolutions and regulations made under it, or its successor, respectively, as it or its successor, or they, may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.8 Subsidiaries

To the extent any covenants or agreements relate, directly or indirectly, to a subsidiary of Ceapro or Aeterna Zentaris, each such provision will be construed as a covenant by Ceapro or Aeterna Zentaris, as applicable, to cause such subsidiary to perform the required action.

1.9 Computation of Time

A period of time is to be computed as beginning on the day following the event that began the period and ending on the last day of the period, if the last day of the period is a Business Day, or on the next Business Day if the last day of the period is not a Business Day.

1.10 Time References

References to time are to local time in Edmonton, Alberta.

1.11 No Presumption

The Parties and their counsel have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement is to be construed as if drafted jointly by the Parties. No presumption or burden of proof should arise in favour of any Party by virtue of the authorship of any provision of this Agreement.

1.12 Knowledge

In this Agreement:

(a) references to "the knowledge of Aeterna Zentaris" mean the actual knowledge of Klaus Paulini (Chief Executive Officer of Aeterna Zentaris), Giuliano La Fratta

(Chief Financial Officer of Aeterna Zentaris), Dr. Michael Teifel (Chief Scientific Officer, Senior Vice-President Non-Clinical Development of Aeterna Zentaris), Dr. Nicola Ammer (Chief Medical Officer, Senior Vice-President Clinical Development of Aeterna Zentaris) and Dr. Matthias Gerlach (Senior Vice President Manufacturing and Supply Chain of Aeterna Zentaris), each of whom will be deemed to additionally have knowledge of all such matters as he or she would have discovered, had he or she made reasonable inquiries, including reasonable inquiries of the officers and directors of Aeterna Zentaris and its subsidiaries; and

(b) references to "the knowledge of Ceapro" mean the actual knowledge of Gilles Gagnon (President and Chief Executive Officer of Ceapro), Stacy Prefontaine (Chief Financial Officer of Ceapro) and Michel Regnier (Senior Vice President, Technical Operations of Ceapro), each of whom will be deemed to additionally have knowledge of all such matters as he or she would have discovered, had he or she made reasonable inquiries, including reasonable inquiries of the officers and directors of Ceapro and its subsidiaries.

1.13 <u>Schedules</u>

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A - Plan of Arrangement
Schedule B - Arrangement Resolution
Schedule C - Aeterna Zentaris Resolutions
Schedule D - Representations and Warranties of Aeterna Zentaris
Schedule E - Representations and Warranties of Ceapro
Schedule F - Regulatory Approvals
Schedule G - Form of Aeterna Zentaris Lock-Up Agreement
Schedule H - Form of Ceapro Lock-Up Agreement

ARTICLE 2
<u>THE ARRANGEMENT</u>

2.1 <u>Arrangement</u>

Ceapro and Aeterna Zentaris agree that:

(a) the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement, the Plan of Arrangement the Interim Order and the Final Order; and

(b) unless one or both of the Ceapro Meeting and the Aeterna Zentaris Meeting is postponed or adjourned in accordance with the terms of this Agreement, the Ceapro Meeting and the Aeterna Zentaris Meeting shall be held on the same day and at the same time, and the Parties agree to take such reasonable actions from time to time as may be necessary in order to ensure that this occurs.

2.2 Interim Order

Ceapro shall apply to the Court, in a manner acceptable to Aeterna Zentaris, acting reasonably, pursuant to Section 192 of the CBCA for the Interim Order and the Final Order as follows:

(a) As soon as reasonably practicable following the date of execution of this Agreement, but in any event in sufficient time to permit the Ceapro Meeting to be convened in accordance with Section 2.3(b)(ii), Ceapro shall prepare, file, proceed with and diligently prosecute an application to the Court for the Interim Order, which shall provide, among other things:

(i) for the calling and holding of the Ceapro Meeting and for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Ceapro Meeting and the manner in which such notice is to be provided;

(ii) that each Ceapro Securityholder as at the record date for the Ceapro Meeting shall be entitled to vote with respect to the Arrangement Resolution, with each Ceapro Shareholder and Ceapro Optionholder being entitled to one vote for each Ceapro Share held and one vote for each Ceapro Option held, respectively;

(iii) that the requisite approval for the Arrangement Resolution (the "**Ceapro Securityholder Approval**") shall be:

(A) at least $66^{2/3}$% of the votes cast by the Ceapro Shareholders, present in person or represented by proxy at the Ceapro Meeting;

(B) at least $66^{2/3}$% of the votes cast by the Ceapro Shareholders and the Ceapro Optionholders present in person or represented by proxy at the Ceapro Meeting, voting together as a single class; and

(C) if required under Securities Laws, a majority of the votes cast by the Ceapro Shareholders present in person or represented by proxy at the Ceapro Meeting, after excluding the votes cast by those persons whose votes must be excluded in accordance with Multilateral Instrument 61-101 - *Protection of Minority Securityholders in Special Transactions*;

(iv) for the grant of the Dissent Rights to registered holders of Ceapro Shares as of the record date of the Ceapro Meeting, which Dissent Rights must provide that a registered Ceapro Shareholder's written objection to the Arrangement Resolution must be received by Ceapro by no later than 48 hours (excluding Saturday, Sundays and statutory holidays in Edmonton, Alberta) before the Ceapro Meeting;

(v) for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi) that the Ceapro Meeting may be adjourned or postponed from time to time by management of Ceapro in accordance with the terms of this Agreement

or as otherwise agreed to by the Parties in writing without the need for additional approval of the Court;

(vii) that the deadline for submission of proxies by Ceapro Securityholders for the Ceapro Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in Edmonton, Alberta) prior to the Ceapro Meeting;

(viii) that the Ceapro Meeting may be held in-person or be a virtual meeting or hybrid meeting whereby Ceapro Securityholders may join virtually;

(ix) that the record date for Ceapro Securityholders entitled to notice of and to vote at the Ceapro Meeting will not change in respect of any adjournment or postponement of the Ceapro Meeting, unless required by applicable Laws or the Court;

(x) that in all other respects, other than as ordered by the Court, the terms, conditions and restrictions of the Ceapro constating documents, including quorum requirements and other matters, shall apply in respect of the Ceapro Meeting; and

(xi) for such other matters as Ceapro may reasonably require, subject to the consent of Aeterna Zentaris, such consent not to be unreasonably withheld, conditioned or delayed.

(b) The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares issued to the Ceapro Shareholders and Replacement Options issued to the Ceapro Optionholders pursuant to the Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof (the "**Section 3(a)(10) Exemption**"). In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(i) the Arrangement will be subject to the approval of the Court;

(ii) the Court will be advised, prior to the hearing of the Court required to approve the Arrangement, as to the intention of the Parties to rely on the Section 3(a)(10) Exemption with respect to the issuance in exchange for all Ceapro Shares and Ceapro Options, respectively, of all Consideration Shares and Replacement Options pursuant to the Arrangement based on the Court's approval of the Arrangement;

(iii) the Court will be required to satisfy itself and find the terms and conditions of the Arrangement and the exchange of the Ceapro Shares and the Ceapro Options for the issuance of the Consideration Shares and the Replacement Options, respectively, to be fair both procedurally and substantively to the Ceapro Shareholders to be issued Consideration Shares and the Ceapro Optionholders to be issued Replacement Options pursuant to the Arrangement;

(iv) Ceapro will ensure that the Court has sufficient information before it at the hearing of the Court required to approve the Arrangement in order to determine the value of both the Ceapro Shares and the Ceapro Options that will be surrendered and exchanged by Ceapro Shareholders and Ceapro Optionholders, respectively, as well as the Consideration Shares and the Replacement Options to be issued to such Ceapro Shareholders and Ceapro Optionholders, respectively, in the Arrangement;

(v) Ceapro will submit to the Court the Ceapro Circular and any other disclosure materials to be sent to the Ceapro Securityholders in connection with the Ceapro Meeting prior to sending them to Ceapro Securityholders;

(vi) Ceapro will ensure that each Person entitled to receive Consideration Shares and Replacement Options pursuant to the Arrangement will be given appropriate and adequate notice in a timely manner advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with the sufficient information necessary for them to exercise that right;

(vii) Pursuant to the Arrangement, Ceapro Securityholders entitled to receive Consideration Shares and Replacement Options, as the case may be, will be advised, and the Ceapro Circular will state, that the Consideration Shares and the Replacement Options issued in exchange for the Ceapro Shares and the Ceapro Options, respectively, pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued in reliance on the Section 3(a)(10) Exemption, and may be subject to restrictions on resale under the applicable securities laws of the United States, including Rule 144 promulgated under the U.S. Securities Act with respect to the Consideration Shares and Replacement Options issued to affiliates (as defined in Rule 144 promulgated under the U.S. Securities Act) of Aeterna Zentaris at the Effective Date, and Persons deemed to be affiliates (as defined in Rule 144 promulgated under the U.S. Securities Act) of Aeterna Zentaris within 90 days of the Effective Date;

(viii) Ceapro Optionholders entitled to receive Replacement Options pursuant to the Arrangement will be advised, and the Ceapro Circular will state, that the Replacement Options to be issued in exchange for the Ceapro Options pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued in reliance upon the Section 3(a)(10) Exemption, but that the Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of such Replacement Options; therefore, the Aeterna Zentaris Shares issuable upon exercise of the Replacement Options cannot be issued in reliance on the Section 3(a)(10) Exemption and the Replacement Options may only be exercised and the underlying Aeterna Zentaris Shares issued pursuant to an effective registration statement under the U.S. Securities Act or in a transaction that is exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws;

(ix) the Interim Order will specify that each person entitled to receive Consideration Shares and Replacement Options pursuant to the

Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(x) the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order;

(xi) the Final Order will expressly state that the Arrangement is approved by the Court as being fair, both procedurally and substantively, to the Ceapro Shareholders and Ceapro Optionholders; and

(xii) under no circumstances shall Aeterna Zentaris offer cash consideration to any Ceapro Shareholders for Ceapro Shares or any Ceapro Optionholders for Ceapro Options.

2.3 Ceapro Meeting

Subject to receipt of the Interim Order and the terms of this Agreement and the Interim Order, Ceapro covenants that it will:

(a) convene and conduct the Ceapro Meeting for the purposes of considering the Arrangement Resolution in accordance with the Interim Order, Ceapro's constating documents and applicable Laws as soon as reasonably practicable and in any event on or before March 15, 2024 (or such later date as may be agreed to by the Parties in writing);

(b) schedule the Ceapro Meeting on the same day and at the same time as the Aeterna Zentaris Meeting and will not adjourn, postpone or cancel the Ceapro Meeting (or propose or permit the adjournment, postponement or cancellation of the Ceapro Meeting) without the prior written consent of Aeterna Zentaris, not to be unreasonably withheld, conditioned or delayed, except:

(i) as required to align with the Aeterna Zentaris Meeting;

(ii) as otherwise permitted herein, including pursuant to Section 7.3(f);

(iii) as required for quorum purposes (in which case, the Ceapro Meeting shall be adjourned and not cancelled); or

(iv) as required by applicable Laws or a Governmental Entity;

provided that, in exercising the right to postpone or adjourn set out in this Section 2.3(b), Ceapro shall not be permitted to change the record date for the Ceapro Meeting , unless required by applicable Law;

(c) subject to the terms of this Agreement, including a Ceapro Change in Recommendation, solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transaction contemplated herein, including considering in good faith any request made by Aeterna Zentaris to use proxy solicitation services firms and, if deemed advisable

by both Parties, engaging such proxy solicitation services firm and cooperating with any such Persons engaged to solicit proxies in favour of the approval of the Arrangement Resolution;

(d) advise Aeterna Zentaris, as Aeterna Zentaris may reasonably request, as to the aggregate tally of the proxies received by Ceapro in respect of the Arrangement Resolution and promptly provide Aeterna Zentaris with copies of or access to information regarding the Ceapro Meeting generated by Ceapro's transfer agent or the proxy solicitation services firm retained by Ceapro, as reasonably requested from time to time by Aeterna Zentaris;

(e) promptly advise Aeterna Zentaris of any written notice of dissent or purported exercise by any Ceapro Shareholder of Dissent Rights received by Ceapro in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Ceapro and, subject to applicable Law, any written communications sent by or on behalf of Ceapro to any Ceapro Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution;

(f) within five days of execution of this Agreement and as soon as practicable after the record date for the Ceapro Meeting, deliver or cause to be delivered by its transfer agent and provided to Aeterna Zentaris a list of the holders of Ceapro Securities, and will deliver to Aeterna Zentaris thereafter on demand supplemental lists setting out any changes thereto;

(g) allow the Representatives and outside legal counsel of Aeterna Zentaris to attend the Ceapro Meeting;

(h) promptly advise Aeterna Zentaris, at such times as Aeterna Zentaris may reasonably request and on a daily basis on each of the last ten Business Days prior to the date of the Ceapro Meeting, as to the aggregate tally of proxies (for greater certainty, specifying votes "for" and votes "against" the Arrangement Resolution) received by Ceapro in respect of the Arrangement Resolution;

(i) promptly advise Aeterna Zentaris of any communication (written or oral) received from, or Legal Proceedings brought by (or threatened by), any Person in opposition to the Arrangement, including any such communication received from a proxy advisory firm recommending or proposing to recommend that Ceapro Shareholders vote against the Arrangement Resolution and, subject to applicable Law, provide Aeterna Zentaris with a reasonable opportunity to review and comment upon any written communication sent by or on behalf of Ceapro to any such Person and to participate in any discussions or negotiations with or including any such Person; and

(j) not settle, compromise or make any payment with respect to, or agree to settle, compromise or make any payment with respect to, any exercise or purported exercise of Dissent Rights without the prior written consent of Aeterna Zentaris, acting reasonably.

2.4 **Ceapro Circular**

(a) Subject to Aeterna Zentaris' compliance with Section 2.4(c), Ceapro shall, on a timely basis after obtaining the Interim Order (i) prepare and complete the Ceapro Circular, together with any other documents required by Law in connection with the Ceapro Meeting and the Arrangement, and (ii) cause the Ceapro Circular and such other documents to be filed or furnished with the Securities Authorities in Canada and the TSX-V, as required by Law and the rules of the TSX-V, and disseminated to each Ceapro Securityholder and other Person as required by the Interim Order and Law.

(b) Subject to Aeterna Zentaris' compliance with Section 2.4(c), Ceapro shall ensure that the Ceapro Circular complies with applicable Laws, and, without limiting the generality of the foregoing, that the Ceapro Circular does not contain any Misrepresentation or misstatement of a material fact and does not omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any Aeterna Zentaris Furnished Information) and shall provide Ceapro Securityholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Ceapro Meeting. The Ceapro Circular will include a summary and copy of the Ceapro Fairness Opinion, a statement that the Ceapro Board has received the Ceapro Fairness Opinion, the recommendation of all of the members of the Ceapro Board (other than the Ceapro Non-Participating Director), upon the unanimous recommendation of the Ceapro Special Committee, that Ceapro Securityholders vote in favour of the Arrangement Resolution (the "**Ceapro Board Recommendation**"), and a statement that each director and officer of Ceapro has entered into an Aeterna Zentaris Lock-Up Agreement pursuant to which each such Person has agreed to vote all of such director's and officer's Ceapro Securities in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Ceapro Lock-Up Agreements.

(c) Aeterna Zentaris will, in a timely manner, furnish or cause to be furnished in writing to Ceapro all such information regarding Aeterna Zentaris, its affiliates and its securities as may be reasonably required by Ceapro (such information so furnished in writing by, or on behalf of, Aeterna Zentaris, the "**Aeterna Zentaris Furnished Information**") in the preparation of the Ceapro Circular and other documents related thereto. Aeterna Zentaris shall ensure that no such Aeterna Zentaris Furnished Information will include any Misrepresentation or misstatement of a material fact or will omit to state a material fact required to be stated in the Ceapro Circular in order to make any such Aeterna Zentaris Furnished Information not misleading in light of the circumstances in which it is furnished. Aeterna Zentaris shall use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Ceapro Circular and to the identification in the Ceapro Circular of each such advisor.

(d) Aeterna Zentaris and its Representatives shall be given a reasonable opportunity to review and comment on the Ceapro Circular, prior to the Ceapro Circular being printed and mailed to Ceapro Securityholders and filed with the Securities Authorities in Canada or Governmental Entities, and Ceapro shall give reasonable

consideration to all additions, deletions or changes suggested thereto by Aeterna Zentaris and its Representatives; provided that all information relating to Aeterna Zentaris included in the Ceapro Circular shall be in form and content satisfactory to Aeterna Zentaris, acting reasonably. Ceapro shall provide Aeterna Zentaris with a final copy of the Ceapro Circular prior to mailing it to the Ceapro Securityholders and filing it with the Securities Authorities in Canada or Governmental Entities.

(e) Ceapro shall not be responsible for any information regarding Aeterna Zentaris in the Ceapro Circular provided in writing by or on behalf of Aeterna Zentaris for inclusion therein and Aeterna Zentaris shall indemnify and save harmless each of Ceapro, its subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, reasonable costs, reasonable expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with any actions or omissions by any of them in connection with (i) any Misrepresentation or alleged Misrepresentation in any such information regarding Aeterna Zentaris provided by or on behalf of Aeterna Zentaris for inclusion in Ceapro Circular, or (ii) any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in any information provided in writing by or on behalf of Aeterna Zentaris for inclusion in the Ceapro Circular.

(f) Aeterna Zentaris and Ceapro shall each promptly notify the other if at any time before the Effective Date, any of them becomes aware (in the case of Aeterna Zentaris only with respect to the Aeterna Zentaris Furnished Information included in the Ceapro Circular and in the case of Ceapro only with respect to the Ceapro Circular other than the Aeterna Zentaris Furnished Information) that the Ceapro Circular contains a Misrepresentation or misstatement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made or, in the case of the Aeterna Zentaris Furnished Information, furnished, that otherwise requires an amendment or supplement to the Ceapro Circular, and the Parties shall cooperate in the preparation of any amendment or supplement to the Ceapro Circular, as required or appropriate, and Ceapro shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Ceapro Circular to Ceapro Securityholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities in Canada or any other Governmental Entity and as otherwise required.

2.5 <u>Aeterna Zentaris Meeting</u>

Subject to the terms of this Agreement, Aeterna Zentaris covenants that it will:

(a) convene and conduct the Aeterna Zentaris Meeting for the purposes of considering the Aeterna Zentaris Resolutions in accordance with Aeterna Zentaris' constating documents and applicable Laws as soon as reasonably practicable, and in any event on or before March 15, 2024 (or such later date as may be agreed to by the Parties in writing);

(b) schedule the Aeterna Zentaris Meeting on the same day and at the same time as the Ceapro Meeting and will not adjourn, postpone or cancel the Aeterna Zentaris

Meeting (or propose or permit the adjournment, postponement or cancellation of the Aeterna Zentaris Meeting) without the prior written consent of Ceapro, not to be unreasonably withheld, conditioned or delayed, except:

(i) as required to align with the Ceapro Meeting;

(ii) as otherwise permitted herein, including pursuant to Section 7.3(f);

(iii) as required for quorum purposes (in which case, the Aeterna Zentaris Meeting shall be adjourned and not cancelled); or

(iv) as required by applicable Laws or a Governmental Entity;

(c) subject to the terms of this Agreement, including an Aeterna Zentaris Change in Recommendation, solicit proxies in favour of the approval of the Aeterna Zentaris Resolutions and against any resolution submitted by any Person that is inconsistent with the Aeterna Zentaris Resolutions and the completion of any of the transaction contemplated herein, including considering in good faith any request made by Ceapro to use proxy solicitation services firms and, if deemed advisable by both Parties, engaging such proxy solicitation services firm and cooperating with any such Persons engaged to solicit proxies in favour of the approval of the Aeterna Zentaris Resolutions;

(d) advise Ceapro, as Ceapro may reasonably request, as to the aggregate tally of the proxies received by Aeterna Zentaris in respect of the Aeterna Zentaris Resolutions and promptly provide Ceapro with copies of or access to information regarding the Aeterna Zentaris Meeting generated by Aeterna Zentaris' transfer agent or the proxy solicitation services firm retained by Aeterna Zentaris, as reasonably requested from time to time by Ceapro;

(e) within five days of execution of this Agreement and as soon as practicable after the record date for the Aeterna Zentaris Meeting, deliver or cause to be delivered by its transfer agent and provided to Ceapro a list of the holders of Aeterna Zentaris Shares, and will deliver to Ceapro thereafter on demand supplemental lists setting out any changes thereto;

(f) allow the Representatives and outside legal counsel of Ceapro to attend the Aeterna Zentaris Meeting;

(g) promptly advise Ceapro, at such times as Ceapro may reasonably request and on a daily basis on each of the last ten Business Days prior to the date of the Aeterna Zentaris Meeting, as to the aggregate tally of proxies (for greater certainty, specifying votes "for" and votes "against" the Aeterna Zentaris Resolutions) received by Aeterna Zentaris in respect of the Aeterna Zentaris Resolutions; and

(h) promptly advise Ceapro of any communication (written or oral) received from, or Legal Proceedings brought by (or threatened by), any Person in opposition to the Arrangement, including any such communication received from a proxy advisory firm recommending or proposing to recommend that Aeterna Zentaris Shareholders vote against the Aeterna Zentaris Resolutions and, subject to applicable Law, provide Ceapro with a reasonable opportunity to review and

comment upon any written communication sent by or on behalf of Aeterna Zentaris to any such Person and to participate in any discussions or negotiations with or including any such Person.

2.6 Aeterna Zentaris Circular

(a) Subject to Ceapro's compliance with Section 2.6(c), Aeterna Zentaris shall, on a timely basis (i) prepare and complete the Aeterna Zentaris Circular, together with any other documents required by Law in connection with the Aeterna Zentaris Meeting, and (ii) cause the Aeterna Zentaris Circular and such other documents to be filed or furnished with the Securities Authorities, the TSX and the Nasdaq, as required by Law and the rules of the TSX and the Nasdaq, respectively, and disseminated to each Aeterna Zentaris Shareholder and other Person as required by Law.

(b) Subject to Ceapro's compliance with Section 2.6(c), Aeterna Zentaris shall ensure that the Aeterna Zentaris Circular complies with applicable Laws, and, without limiting the generality of the foregoing, that the Aeterna Zentaris Circular does not contain any Misrepresentation or misstatement of a material fact and does not omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any Ceapro Furnished Information) and shall provide Aeterna Zentaris Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Aeterna Zentaris Meeting. The Aeterna Zentaris Circular will include a summary and copy of the Aeterna Zentaris Fairness Opinion, a statement that the Aeterna Zentaris Board has received the Aeterna Zentaris Fairness Opinion, and the unanimous recommendation of the Aeterna Zentaris Board (other than the Aeterna Zentaris Non-Participating Director) that Aeterna Zentaris Shareholders vote in favour of the Arrangement Resolution (the "**Aeterna Zentaris Board Recommendation**"), and a statement that each director and officer of Aeterna Zentaris has entered into a Ceapro Lock-Up Agreement pursuant to which each such Person has agreed to vote all of such director's and officer's Aeterna Zentaris Shares in favour of the Aeterna Zentaris Resolutions, subject to the other terms of this Agreement and the Aeterna Zentaris Lock-Up Agreements.

(c) Ceapro will, in a timely manner, furnish or cause to be furnished to Aeterna Zentaris in writing all such information regarding Ceapro, its affiliates and its securities as may be reasonably required by Aeterna Zentaris (such information so furnished in writing by, or on behalf of, Ceapro, the "**Ceapro Furnished Information**") in the preparation of the Aeterna Zentaris Circular and other documents related thereto. Ceapro shall ensure that no such Ceapro Furnished Information will include any Misrepresentation or misstatement of a material fact or will omit to state a material fact required to be stated in the Aeterna Zentaris Circular in order to make any such Ceapro Furnished Information not misleading in light of the circumstances in which it is furnished. Ceapro shall also provide Aeterna Zentaris with disclosure regarding Ceapro that is reasonably sufficient to allow Aeterna Zentaris to rely upon the Section 3(a)(10) Exemption with respect to the distribution of the Consideration Shares and Replacement Options pursuant to the transactions described herein, and Aeterna Zentaris shall include such

disclosure in the form provided by Ceapro in the Aeterna Zentaris Circular. Ceapro shall use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Aeterna Zentaris Circular and to the identification in the Aeterna Zentaris Circular of each such advisor.

(d) Ceapro and its Representatives shall be given a reasonable opportunity to review and comment on the Aeterna Zentaris Circular, prior to the Aeterna Zentaris Circular being printed and mailed to Aeterna Zentaris Shareholders and filed with the Securities Authorities or Governmental Entities, and Aeterna Zentaris shall give reasonable consideration to all additions, deletions or changes suggested thereto by Ceapro and its Representatives; provided that all information relating to Ceapro included in the Aeterna Zentaris Circular shall be in form and content satisfactory to Ceapro, acting reasonably. Aeterna Zentaris shall provide Ceapro with a final copy of the Aeterna Zentaris Circular prior to mailing it to the Aeterna Zentaris Shareholders and filing it with the Securities Authorities or Governmental Entities.

(e) Aeterna Zentaris shall not be responsible for any information regarding Ceapro in the Aeterna Zentaris Circular provided in writing by or on behalf of Ceapro for inclusion therein and Ceapro shall indemnify and save harmless each of Aeterna Zentaris, its subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, reasonable costs, reasonable expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with any actions or omissions by any of them in connection with (i) any Misrepresentation or alleged Misrepresentation in any such information regarding Ceapro provided by or on behalf of Ceapro for inclusion in Aeterna Zentaris Circular, or (ii) any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in any information provided in writing by or on behalf of Ceapro for inclusion in the Aeterna Zentaris Circular.

(f) Aeterna Zentaris and Ceapro shall each promptly notify the other if at any time before the Effective Date, any of them becomes aware (in the case of Ceapro only with respect to the Ceapro Furnished Information included in the Aeterna Zentaris Circular and in the case of Aeterna Zentaris only with respect to the Aeterna Zentaris Circular other than the Ceapro Furnished Information) that the Aeterna Zentaris Circular contains a Misrepresentation or misstatement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made or, in the case of the Ceapro Furnished Information, furnished, that otherwise requires an amendment or supplement to the Aeterna Zentaris Circular, and the Parties shall cooperate in the preparation of any amendment or supplement to the Aeterna Zentaris Circular, as required or appropriate, and Aeterna Zentaris shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Aeterna Zentaris Circular to Aeterna Zentaris Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities or any other Governmental Entity and as otherwise required.

2.7 Final Order

If (i) the Interim Order is obtained, and (ii) the Arrangement Resolution is passed at the Ceapro Meeting by the Ceapro Securityholders as provided for in the Interim Order and as required by applicable Law, and (iii) the Aeterna Zentaris Resolutions are passed at the Aeterna Zentaris Meeting as required by applicable Law (other than the special resolution approving the Aeterna Zentaris Name Change, whose passage is not required for the purposes of this Section 2.7), subject to the terms of this Agreement, Ceapro shall as soon as reasonably practicable thereafter and in any event within five Business Days thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA.

2.8 Court Proceedings

Subject to the terms of this Agreement, Aeterna Zentaris will cooperate with, assist and consent to Ceapro seeking the Interim Order and the Final Order, including by providing Ceapro on a timely basis any information required to be supplied by Aeterna Zentaris in connection therewith. Ceapro will provide Aeterna Zentaris and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Ceapro will accept the comments of Aeterna Zentaris and its legal counsel with respect to information required to be supplied by Aeterna Zentaris about Aeterna Zentaris and included in such materials. Ceapro will also provide Aeterna Zentaris and its legal counsel, on a timely basis, with copies of any notice of appearance or notice of intent to oppose and any evidence served on Ceapro or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Ceapro will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Aeterna Zentaris's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Aeterna Zentaris to agree or consent to any modifications or amendments to such filed or served materials that expand or increase Aeterna Zentaris's obligations set forth in this Agreement. Ceapro will permit outside legal counsel to Aeterna Zentaris to make such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided that, Aeterna Zentaris will advise Ceapro of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement.

2.9 Ceapro Options

The Parties acknowledge and agree that pursuant to and all as more particularly set forth in the Plan of Arrangement, each Ceapro Option outstanding immediately prior to the Effective Time (whether vested or unvested) will cease to represent an option or other right to acquire Ceapro Shares and will be exchanged for a Replacement Option to purchase from Aeterna Zentaris such number of Aeterna Zentaris Shares equal to (A) that number of Ceapro Shares that were issuable upon exercise of such Ceapro Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Aeterna Zentaris Shares, at an exercise price per Aeterna Zentaris Share equal to the quotient determined by dividing: (X) the exercise price per Ceapro Share at which such Ceapro Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent. All other terms and conditions of such Replacement Option, including the term to expiry, vesting requirements, conditions to and manner of exercising, shall be the same as the Ceapro Option

for which it was exchanged, and any certificate or option agreement previously evidencing the Ceapro Option shall thereafter evidence and be deemed to evidence such Replacement Option. Notwithstanding any of the foregoing, in respect only of Ceapro Optionholders whom are resident in Canada (within the meaning of the Tax Act) or who received their Ceapro Options in respect of the performance of duties of an office or employment in Canada (for the purposes of the Tax Act), it is intended that the provision of subsection 7(1.4) of the Tax Act apply to the exchange of a Ceapro Option for a Replacement Option, and accordingly, in respect only of such Ceapro Optionholders, in the event that the Replacement Option In-The-Money Amount (for greater certainty, otherwise determined without regard to this sentence of this Section 2.9) in respect of a Replacement Option exceeds the Ceapro Option In-The-Money Amount in respect of the Ceapro Option for which it is exchanged, then the exercise price per Aeterna Zentaris Share of such Replacement Option will be increased accordingly with the effect at and from the time set forth in the Plan of Arrangement by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount for greater certainty, otherwise determined without regard to this sentence of this Section 2.9) in respect of the Replacement Option does not exceed the Ceapro Option In-The-Money Amount in respect of such Ceapro Option. It is further intended that each Ceapro Option that is held by a holder who is subject to taxation in the United States will be exchanged for a Replacement Option in a manner compliant with Section 409A of the Code and further that if such Ceapro Option is an "incentive stock option" (as defined in Section 422 of the Code) in a manner compliant with Section 424 of the Code, and this Section 2.9 will be construed consistently with such intent.

2.10 <u>Aeterna Zentaris New Warrants</u>

Prior to the Effective Time, Aeterna Zentaris will enter into the Aeterna Zentaris New Warrant Agreement and, all as more particularly set forth in the Plan of Arrangement and in accordance with the terms of the Aeterna Zentaris New Warrant Agreement, immediately prior to the Effective Time:

(a) each Aeterna Zentaris Shareholder shall be issued 0.47698 of an Aeterna Zentaris New Warrant for each Aeterna Zentaris Share held by such Aeterna Zentaris Shareholder for no consideration, with each whole Aeterna Zentaris New Warrant being exercisable for one Aeterna Zentaris Share; and

(b) each holder of Aeterna Zentaris Adjusted Warrants shall be issued the number of Aeterna Zentaris New Warrants as is determined pursuant to the terms of the Aeterna Zentaris Adjusted Warrants.

2.11 <u>Effect on the Arrangement and Effective Date</u>

Subject to the satisfaction or, where not prohibited by applicable Law, the waiver of the conditions set forth in Article 6 by the applicable Party for whose benefit such conditions exist (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited by applicable Law, the waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist), upon the Arrangement Resolution having been approved by the Ceapro Securityholders at the Ceapro Meeting, in accordance with the Interim Order, the Aeterna Zentaris Resolutions having been approved by the Aeterna Zentaris Shareholders at the Aeterna Zentaris Meeting (other than the special resolution approving the Aeterna Zentaris Name Change, whose passage is not required for the purposes of this Section 2.11), and Ceapro obtaining the Final Order, Ceapro shall promptly file the Articles of Arrangement with the Director in order that the Arrangement shall be

effective at the Effective Time on the Effective Date, whereupon, the transactions comprising the Arrangement shall be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality. From and after the Effective Time, the Plan of Arrangement shall have all the effects provided by applicable Law, including the CBCA.

2.12 <u>Payment of Consideration</u>

Aeterna Zentaris shall, following receipt of the Final Order and prior to the filing by Ceapro of the Articles of Arrangement with the Director and the satisfaction or, where not prohibited by applicable Law, the waiver of the conditions set forth in Article 6 by the applicable Party for whose benefit such conditions exist (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited by applicable Law, the waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist) and in any case not later than two Business Days prior to the Effective Date, deliver or cause to be delivered:

(a) to the Depositary in escrow (the terms of such escrow to be satisfactory to Ceapro and Aeterna Zentaris, each acting reasonably) pending the Effective Time, an irrevocable direction for the issuance of a sufficient number of Consideration Shares to satisfy the aggregate number of Consideration Shares to be delivered to the Ceapro Shareholders pursuant to the Plan of Arrangement; and

(b) to the Aeterna Zentaris Warrant Agent in escrow (the terms of such escrow to be satisfactory to Ceapro and Aeterna Zentaris, each acting reasonably) pending the Effective Time, an irrevocable direction for the issuance of a sufficient number of Aeterna Zentaris New Warrants to satisfy the aggregate number of Aeterna Zentaris New Warrants to be delivered to the Aeterna Zentaris Shareholders and holders of Aeterna Zentaris Adjusted Warrants.

2.13 <u>Preparation of Filings</u>

The Parties shall cooperate in the preparation of any application for the Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of them to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.14 <u>Announcement and Securityholders Communications</u>

(a) Aeterna Zentaris and Ceapro shall issue a joint press release with respect to this Agreement and the Arrangement promptly following the execution of this Agreement, the text of such announcement to be in a form approved by each of Aeterna Zentaris and Ceapro in advance, acting reasonably and without delay. Each Party shall consult with the other Party prior to issuing any other press releases or otherwise making public statements or disclosure with respect to the Arrangement or this Agreement and shall provide the other Party with a reasonable opportunity to review and comment on all such press releases or public statements or disclosure prior to the release thereof. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its outside counsel. Aeterna Zentaris and Ceapro agree to cooperate in the

preparation of presentations, if any, to Ceapro Securityholders and to Aeterna Zentaris Shareholders regarding the Arrangement or this Agreement.

(b) This Section 2.14 is subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

(c) For the avoidance of doubt, none of the foregoing shall prevent or restrict the Parties from making (i) internal announcements to employees or having discussions with shareholders, financial analysts and other stakeholders, or (ii) public announcements in the ordinary course that do not relate specifically to this Agreement or the Arrangement, in each case, so long as such announcements and discussions are consistent in all material respects with the recent press releases, public disclosures or public statements made by such Person.

2.15 Withholding Taxes

(a) Aeterna Zentaris, Ceapro and the Depositary shall be entitled to deduct and withhold from all dividends, distributions, other payments or other consideration payable to any Person such amounts as Aeterna Zentaris, Ceapro or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of any applicable federal, provincial, state, local or foreign Tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. If any withholding Tax is assessed against and paid by Aeterna Zentaris, Ceapro or the Depository, then the Person in respect of which such deduction or withholding should have been made will indemnify and hold harmless such withholding agent from and against such Tax, but only to the extent such Person actually received the amount that should have been deducted or withheld.

(b) Each of Aeterna Zentaris, Ceapro and the Depositary shall be permitted to sell or otherwise dispose of, on behalf of any Person, such portion of the dividends, distributions, other payments or other consideration payable to that Person under the Arrangement as is necessary to provide sufficient funds to enable Aeterna Zentaris, Ceapro or the Depositary to deduct, withhold or remit any amount for the purposes of Section 2.15(a) and such party shall notify the applicable Person of the details of such disposition, including the gross and net proceeds and any adjustments thereto, and remit any unapplied balance of the net proceeds of such sale to such Person.

2.16 Adjustment of Consideration Shares

If on or after the date hereof, either Party, with the prior written consent of the other Party: (a) splits, consolidates or reclassifies any of its common shares; (b) undertakes any other capital reorganization; or (c) declares, sets aside or pays any dividend or other distribution to its

shareholders of record as of a time prior to the Effective Date, the Parties shall make such adjustments to the Arrangement, including the number or fraction of Consideration Shares deliverable per Ceapro Share under the Arrangement, as they determine acting in good faith to be necessary to restore the original intention of the Parties in the circumstances and to provide to Ceapro Shareholders the same economic effect as contemplated by this Agreement and the Plan of Arrangement prior to such action; provided, however, for the avoidance of doubt, no adjustment shall be made as a result of the issuance of Aeterna Zentaris New Warrants or any Aeterna Zentaris Shares issuable upon the exercise thereof.

2.17 Tax Matters

The Parties intend that, and the Plan of Arrangement has been and shall continue to be structured to allow that the completion of the exchange of the Ceapro Shares for Consideration Shares occurs on a Tax-deferred basis for Canadian income Tax purposes. For U.S. federal (and applicable state and local) income Tax purposes, (i) the Arrangement is intended to be treated as a "reorganization" within the meaning of Section 368(a) of the Code and (ii) this Agreement and the Plan of Arrangement are intended to constitute a "plan of reorganization" within the meaning of the United States Treasury Regulation Section 1.368-2(g) (clauses (i) and (ii), collectively, the "Intended U.S. Tax Treatment"). The Parties (i) agree to report consistently with the Intended U.S. Tax Treatment on their Tax returns, and to not take any position for applicable income Tax purposes (whether in the conduct of an audit, preparation of Tax returns, or otherwise; provided that such position shall not preclude a Party from settling or otherwise resolving an audit) that is inconsistent therewith and (ii) agree to not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from being treated inconsistently with the Intended U.S. Tax Treatment.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF AETERNA ZENTARIS

3.1 Representations and Warranties

Except as specifically disclosed in the Aeterna Zentaris Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph in respect of which such qualification is being made), Aeterna Zentaris hereby represents and warrants to Ceapro, and acknowledges that Ceapro is relying upon such representations and warranties in connection with the entering into of this Agreement and completing the Arrangement, as set out in Schedule D.

3.2 Survival of Representations and Warranties

The representations and warranties of Aeterna Zentaris contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. Any investigation by Ceapro and its Representatives shall not mitigate, diminish or affect the representations and warranties of Aeterna Zentaris pursuant to this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF CEAPRO

4.1 Representations and Warranties

Except as specifically disclosed in the Ceapro Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph in respect of which such qualification is being made), Ceapro hereby represents and warrants to Aeterna Zentaris, and acknowledges that Aeterna Zentaris is relying upon such representations and warranties in connection with the entering into of this Agreement and completing the Arrangement, as set out in Schedule E.

4.2 Survival of Representations and Warranties

The representations and warranties of Ceapro contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. Any investigation by Aeterna Zentaris and its Representatives shall not mitigate, diminish or affect the representations and warranties of Ceapro pursuant to this Agreement.

ARTICLE 5
COVENANTS OF AETERNA ZENTARIS AND CEAPRO

5.1 Covenants of Aeterna Zentaris Regarding the Conduct of Business

(a) Aeterna Zentaris covenants and agrees that, during the Interim Period, except as (i) expressly required or permitted by this Agreement, (ii) required by applicable Laws or any Governmental Entities, or (iii) consented to by Ceapro in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Aeterna Zentaris (which, for the purposes of this Section 5.1, shall include Aeterna Zentaris' subsidiaries) shall (A) conduct its business and operations in the ordinary course of business consistent with past practice, and (B) use commercially reasonable efforts to (x) maintain and preserve its business organization, assets, goodwill and properties, (y) keep available the services of its employees, maintain good relationships with suppliers, customers, landlords, creditors, distributors, joint venture partners and all other Persons having business relationship with Aeterna Zentaris or its subsidiaries, and (z) maintain in effect all of Aeterna Zentaris' existing Permits. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement or as disclosed in Section 5.1(a) of the Aeterna Zentaris Disclosure Letter, Aeterna Zentaris shall not, and shall cause each of its subsidiaries not to, directly or indirectly, without the prior written consent of Ceapro (such consent not to be unreasonably withheld, conditioned or delayed):

(i) (i) amend its or its subsidiaries' articles or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Aeterna Zentaris or its subsidiaries; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Aeterna Zentaris or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire,

shares or other securities of Aeterna Zentaris or its subsidiaries, other than the issuance of Aeterna Zentaris Shares pursuant to the terms of the Aeterna Zentaris Options and Aeterna Zentaris Warrants outstanding on the date hereof; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Aeterna Zentaris or its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Aeterna Zentaris or any of its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS or Law; or (viii) enter into any agreement with respect to any of the foregoing;

(ii) (i) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, business, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person (including, without limitation, Ceapro), other than pursuant to a Contract in existence on the date hereof; (ii) incur, create, assume or otherwise become liable for or permit its subsidiaries to become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans, capital contributions, investments or advances; (iii) waive, release, grant or transfer any rights of material value; or (iv) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(iii) declare any dividend, or make any other distribution whatsoever to its securityholders;

(iv) except in the ordinary course of business (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer any assets, tangible or intangible, securities, properties, interests or businesses of Aeterna Zentaris or its subsidiaries; (ii) pay, discharge or satisfy any material liabilities or obligations; or (iii) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(v) other than as is required to comply with applicable Laws or Material Contracts, or in accordance with the Aeterna Zentaris Stock Option Plan: (i) grant to any officer, employee, consultant or director of Aeterna Zentaris or its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, consultant or director of Aeterna Zentaris or its subsidiaries; (iii) take any action with respect to the grant of any severance, termination or change of control bonus or pay to, or enter into any employment agreement, deferred compensation, severance, termination or change of control or other similar agreement (or amend any such existing agreement) with, or hire or terminate employment (except for "just cause" or "serious reason", each as

defined and interpreted in accordance with applicable Law) of, any officer, employee, consultant or director of Aeterna Zentaris or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers, employees, consultants or former directors, officers, employees or consultants of Aeterna Zentaris or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, executive officer, consultant or employee of Aeterna Zentaris or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any share based or share related awards (including stock options, share appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (vii) establish, adopt, amend, engage in or initiate any negotiation with respect to (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(vi) waive the restrictive covenant obligations of any employees of Aeterna Zentaris or its subsidiaries;

(vii) settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any material action, claim or proceeding brought against Aeterna Zentaris or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(viii) enter into any agreement or arrangement that limits or otherwise restricts in any material respect Aeterna Zentaris or its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Aeterna Zentaris or its subsidiaries from competing in any manner;

(ix) waive, release or assign any material rights, claims or benefits of Aeterna Zentaris or its subsidiaries;

(x) authorize, make or commit to make capital expenditures in excess of $70,000, other than as set forth in Section 5.1(a)(x) of the Aeterna Zentaris Disclosure Letter;

(xi) other than as set forth in Section 5.1(a)(xi) of the Aeterna Zentaris Disclosure Letter : (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify or amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder; or (iii) enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or enter into any modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business;

(xii) take any action or fail to take any action which action or failure to act would result, under any Securities Laws or any rules of the TSX or the Nasdaq, in the material loss, expiration or surrender of any right of Aeterna Zentaris, or the loss of any material benefit of Aeterna Zentaris, or that would reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of any rights of Aeterna Zentaris necessary to conduct its businesses as now conducted and as proposed to be conducted upon completion of the Arrangement, or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for Permits or approvals including with respect to Intellectual Property;

(xiii) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the ability of Aeterna Zentaris to consummate the transactions contemplated by this Agreement;

(xiv) enter into a new line of business, or abandon or discontinue any existing lines of business;

(xv) fail to reasonably defend all claims or other Legal Proceedings against Aeterna Zentaris or any of its subsidiaries challenging or affecting Aeterna Zentaris IP;

(xvi) dispose of, transfer or allow to lapse any material rights in any of the Aeterna Zentaris IP, other than in the ordinary course of business consistent with past practice, or disclose any material trade secrets to a third party;

(xvii) (i) waive, amend or voluntarily terminate any inbound license in favour of Aeterna Zentaris with respect to Aeterna Zentaris IP or any Intellectual Property material to any Aeterna Zentaris Products, (ii) amend any Contract with respect to the use of any Aeterna Zentaris IP, or (iii) amend or waive any rights under any Material Contract, or enter into any Contract that would be a Material Contract if in effect on the date hereof, in each case with respect to Aeterna Zentaris Products;

(xviii) commence (other than planning) or terminate any phase I, phase II, phase III or phase IV human clinical trial involving Aeterna Zentaris Products; or

(xix) agree, resolve, promise or commit to do any of the foregoing.

(b) Aeterna Zentaris covenants and agrees that, during the Interim Period, Aeterna Zentaris shall, and shall cause its subsidiaries to, in each case to the extent reasonably practicable and permitted under applicable Law:

(i) consult with Ceapro in connection with any proposed meeting with any Regulatory Authority relating to any Aeterna Zentaris Products;

(ii) inform Ceapro within two Business Days following receipt of any material communication (written or oral) with or from any Regulatory Authority relating to any Aeterna Zentaris Product;

(iii) promptly inform Ceapro of, and provide Ceapro with a reasonable opportunity to review (it being agreed that three Business Days constitutes a reasonable opportunity to review), any material filing proposed to be made by or on behalf of Aeterna Zentaris or any of its subsidiaries, and any material correspondence or other material communication proposed to be submitted or otherwise transmitted, to any Regulatory Authority by or on behalf of Aeterna Zentaris or any of its subsidiaries; and

(iv) promptly notify Ceapro and provide Ceapro with a reasonable opportunity to review (it being agreed that three Business Days constitutes a reasonable opportunity to review), prior to making any material change to any study, protocol, trial, manufacturing plan or development timeline relating to any Aeterna Zentaris Product, except where such change must be made in less than three Business Days when required by Law or a Governmental Entity.

(c) During the Interim Period, Aeterna Zentaris shall use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Aeterna Zentaris or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or reinsurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(d) Aeterna Zentaris shall promptly notify Ceapro in writing of any circumstance or development during the Interim Period that, to the knowledge of Aeterna Zentaris, constitutes or could reasonably be expected to constitute an Aeterna Zentaris Material Adverse Effect.

(e) During the Interim Period, Aeterna Zentaris shall be in compliance with the rules and policies of the TSX and the Nasdaq and the Aeterna Zentaris Shares shall be listed for trading thereon.

5.2 <u>Covenants of Aeterna Zentaris Relating to the Arrangement</u>

Aeterna Zentaris shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Aeterna Zentaris or any of its subsidiaries under this Agreement, co-operate with Ceapro in connection therewith, and do or cause to be done all such further acts and things as may be necessary or reasonably desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement, including the execution and delivery of such documents as Ceapro may reasonably require. Without limiting the generality of the foregoing, Aeterna Zentaris shall and, where applicable, shall cause its subsidiaries to:

(a) apply for and use commercially reasonable efforts to obtain all required approvals from Governmental Entities, including the Regulatory Approvals, relating to Aeterna Zentaris or its subsidiaries which are typically applied for by Aeterna Zentaris and, in doing so, keep Ceapro informed as to the status of the proceedings related to obtaining such approvals, including providing Ceapro with copies of all related applications and notifications, in draft form, in order for Ceapro to provide its comments thereon, which shall be given due and reasonable consideration;

(b) upon reasonable notice and subject to the Confidentiality Agreement and applicable Laws, until the earlier of the Effective Date and termination of this Agreement, provide Ceapro and its Representatives reasonable access, during normal business hours, to the, books, contracts and records as well as to the management personnel of Aeterna Zentaris and its subsidiaries on an as reasonably requested basis as well as reasonable access to Aeterna Zentaris' and its subsidiaries' properties for the purpose of confirming the representations and warranties of Aeterna Zentaris contained herein;

(c) use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts, as applicable;

(d) allow Representatives of Ceapro (including legal and financial advisors) to attend the Aeterna Zentaris Meeting;

(e) use all commercially reasonable efforts to satisfy the Stock Exchange Approvals as they relate to the TSX and the Nasdaq;

(f) to the extent permitted by applicable Law, as promptly as reasonably practicable following the Effective Date, cause a registration statement on Form S-8 to be filed with the SEC which registers the issuance of Aeterna Zentaris Shares issuable upon exercise of the Replacement Options and, if Aeterna Zentaris is not permitted by applicable Law to file a Form S-8 registering the issuance of the Aeterna Zentaris Shares issuable upon exercise of Replacement Options, Aeterna Zentaris shall promptly file a registration statement on appropriate form to register the resale of the Aeterna Zentaris Shares issuable upon exercise of the Replacement Options or otherwise take all necessary actions to cause the Aeterna Zentaris Shares issuable upon exercise of the Replacement Options to be issued without restrictive legends;

(g) as promptly as reasonably practicable prior to the Effective Date, cause a registration statement on the applicable form to be filed with the SEC that registers the issuance of the Aeterna Zentaris New Warrants and the Aeterna Zentaris Shares issuable upon exercise of the Aeterna Zentaris New Warrants; and

(h) defend all lawsuits or other legal, regulatory or other proceedings against Aeterna Zentaris or any of its subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby.

5.3 Covenants of Aeterna Zentaris Regarding the Board and Management

(a) Aeterna Zentaris shall use commercially reasonable efforts to cause to be delivered to Ceapro on the Effective Date, resignations, effective on the Effective Date, of the directors of Aeterna Zentaris agreed to by the Parties, with, to the extent permitted by Law, nominees of Ceapro to fill such vacancies and to be appointed to the Aeterna Zentaris Board immediately after each such resignation in accordance with the proposed Aeterna Zentaris Board set out below. Without limiting the foregoing, Aeterna Zentaris shall ensure that, upon the completion of the Arrangement, and shall use commercially reasonable efforts to ensure that until the next annual general meeting of Aeterna Zentaris' shareholders, the Aeterna Zentaris Board will be reconstituted such that the Aeterna Zentaris Board will be comprised solely of Gilles Gagnon, Ronnie Miller, Ulrich Kosciessa, Geneviève Foster, William W. Li, Carolyn Egbert, Peter Edwards and Dennis Turpin. The chair of the Aeterna Zentaris Board upon completion of the Arrangement shall be the chair of the Ceapro Board as of the date hereof, and the chair shall not be entitled to a casting vote in the case of a tie vote at any meeting of the Aeterna Zentaris Board.

(b) Aeterna Zentaris shall cause Gilles Gagnon to be appointed as the Chief Executive Officer and Giuliano La Fratta to remain appointed as the Chief Financial Officer of Aeterna Zentaris as of the Effective Date.

5.4 Covenants of Ceapro Regarding the Conduct of Business

(a) Ceapro covenants and agrees that, during the Interim Period, except as (i) expressly required or permitted by this Agreement, (ii) required by applicable Laws or any Governmental Entities, or (iii) consented to by Aeterna Zentaris in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Ceapro (which, for the purposes of this Section 5.4, shall include Ceapro's subsidiaries) shall (A) conduct its business and operations in the ordinary course of business consistent with past practice, and (B) use commercially reasonable efforts to (x) maintain and preserve its business organization, assets, goodwill and properties, (y) keep available the services of its employees, maintain good relationships with suppliers, customers, landlords, creditors, distributors, joint venture partners and all other Persons having business relationship with Ceapro or its subsidiaries, and (z) maintain in effect all of Ceapro's existing Permits. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement or as disclosed in Section 5.4(a) of the Ceapro Disclosure Letter, Ceapro shall not, and shall cause each of its subsidiaries not to, directly or indirectly, without the prior written consent of Aeterna Zentaris (such consent not to be unreasonably withheld, conditioned or delayed):

(i) (i) amend its or its subsidiaries' articles or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Ceapro or its subsidiaries; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Ceapro or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of

Ceapro or its subsidiaries, other than the issuance of Ceapro Shares pursuant to the terms of the Ceapro Options outstanding on the date hereof; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Ceapro or its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Ceapro or its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS or Law; or (viii) enter into any agreement with respect to any of the foregoing;

(ii) (i) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, business, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person (including, without limitation, Aeterna Zentaris), other than pursuant to a Contract in existence on the date hereof; (ii) incur, create, assume or otherwise become liable for or permit its subsidiaries to become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans, capital contributions, investments or advances; (iii) waive, release, grant or transfer any rights of material value; or (iv) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(iii) declare any dividend, or make any other distribution whatsoever to its securityholders;

(iv) except in the ordinary course of business (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer any assets, tangible or intangible, securities, properties, interests or businesses of Ceapro or its subsidiaries; (ii) pay, discharge or satisfy any material liabilities or obligations; or (iii) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(v) other than as is required to comply with applicable Laws or Material Contracts, or in accordance with the Ceapro Stock Option Plan: (i) grant to any officer, employee, consultant or director of Ceapro or its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, consultant or director of Ceapro or its subsidiaries; (iii) take any action with respect to the grant of any severance, termination or change of control bonus or pay to, or enter into any employment agreement, deferred compensation, severance, termination or change of control or other similar agreement (or amend any such existing agreement) with, or hire or terminate employment (except for "just cause" or "serious reason", each as defined and interpreted in accordance with applicable Law) of, any officer, employee, consultant or director of Ceapro or any of its subsidiaries; (iv) increase any benefits

payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers, employees, consultants or former directors, officers, employees or consultants of Ceapro or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, executive officer, consultant or employee of Ceapro or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any share based or share related awards (including stock options, share appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (vii) establish, adopt amend, engage in or initiate any negotiation with respect to (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(vi) waive the restrictive covenant obligations of any employees of Ceapro or its subsidiaries;

(vii) settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any material action, claim or proceeding brought against Ceapro or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(viii) enter into any agreement or arrangement that limits or otherwise restricts in any material respect Ceapro or its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Ceapro or its subsidiaries from competing in any manner;

(ix) waive, release or assign any material rights, claims or benefits of Ceapro or its subsidiaries;

(x) authorize, make or commit to make capital expenditures in excess of $70,000, other than as set forth in Section 5.4(a)(x) of the Ceapro Disclosure Letter;

(xi) other than as set forth in Section 5.4(a)(xi) of the Ceapro Disclosure Letter (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify or amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder; or (iii) enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or enter into any modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business;

(xii) take any action or fail to take any action which action or failure to act would result, under any Securities Laws or any rules of the TSX-V, in the material loss, expiration or surrender of any right of Ceapro, or the loss of any

material benefit of Ceapro, or that would reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of any rights of Ceapro necessary to conduct its businesses as now conducted and as proposed to be conducted upon completion of the Arrangement, or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for Permits or approvals including with respect to Intellectual Property;

(xiii) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the ability of Ceapro to consummate the transactions contemplated by this Agreement;

(xiv) enter into a new line of business, or abandon or discontinue any existing lines of business;

(xv) fail to reasonably defend all claims or other Legal Proceedings against Ceapro or any of its subsidiaries challenging or affecting Ceapro IP;

(xvi) dispose of, transfer or allow to lapse any material rights in any of the Aeterna Zentaris IP, other than in the ordinary course of business consistent with past practice, or disclose any material trade secrets to a third party;

(xvii) (i) waive, amend or voluntarily terminate any inbound license in favour of Ceapro with respect to Ceapro IP or any Intellectual Property material to any Ceapro Products, (ii) amend any Contract with respect to the use of any Ceapro IP, or (iii) amend or waive any rights under any Material Contract, or enter into any Contract that would be a Material Contract if in effect on the date hereof, in each case with respect to Ceapro Products; or

(xviii) agree, resolve, promise or commit to do any of the foregoing.

(b) Ceapro covenants and agrees that, during the Interim Period, Ceapro shall, and shall cause its subsidiaries to, in each case to the extent reasonably practicable and permitted under applicable Law:

(i) consult with Aeterna Zentaris in connection with any proposed meeting with any Regulatory Authority relating to any Ceapro Products;

(ii) inform Aeterna Zentaris within two Business Days following receipt of any material communication (written or oral) with or from any Regulatory Authority relating to any Ceapro Product;

(iii) promptly inform Aeterna Zentaris of, and provide Aeterna Zentaris with a reasonable opportunity to review (it being agreed that three Business Days constitutes a reasonable opportunity to review), any material filing proposed to be made by or on behalf of Ceapro or any of its subsidiaries, and any material correspondence or other material communication

proposed to be submitted or otherwise transmitted, to any Regulatory Authority by or on behalf of Ceapro or any of its subsidiaries; and

(iv) promptly notify Aeterna Zentaris and provide Aeterna Zentaris with a reasonable opportunity to review (it being agreed that three Business Days constitutes a reasonable opportunity to review), prior to making any material change to any study, protocol, trial, manufacturing plan or development timeline relating to any Ceapro Product, except where such change must be made in less than three Business Days when required by Law or a Governmental Entity.

(c) During the Interim Period, Ceapro shall use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Ceapro or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or reinsurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(d) Ceapro shall promptly notify Aeterna Zentaris in writing of any circumstance or development during the Interim Period that, to the knowledge of Ceapro, constitutes, or could reasonably be expected to constitute, a Ceapro Material Adverse Effect.

(e) During the Interim Period, Ceapro shall be in compliance with the rules and policies of the TSX-V and the Ceapro Shares shall be listed for trading thereon.

5.5 Covenants of Ceapro Relating to the Arrangement

Ceapro shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Ceapro or its subsidiaries under this Agreement, co-operate with Aeterna Zentaris in connection therewith, and do or cause to be done all such further acts and things as may be necessary or reasonably desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement, including the execution and delivery of such documents as Aeterna Zentaris may reasonably require. Without limiting the generality of the foregoing, Ceapro shall and, where applicable shall cause its subsidiaries to:

(a) apply for and use commercially reasonable efforts to obtain all required approvals from Governmental Entities, including the Regulatory Approvals relating to Ceapro or its subsidiaries which are typically applied for by Ceapro and, in doing so, keep Aeterna Zentaris informed as to the status of the proceedings related to obtaining such approvals, including providing Aeterna Zentaris with copies of all related applications and notifications in draft form, in order for Aeterna Zentaris to provide its comments thereon, which shall be given due and reasonable consideration;

(b) upon reasonable notice and subject to the Confidentiality Agreement and applicable Laws, until the earlier of the Effective Date and termination of this Agreement, provide Aeterna Zentaris and its Representatives reasonable access, during normal business hours, to the, books, contracts and records as well as to

the management personnel of Ceapro and its subsidiaries on an as reasonably requested basis as well as reasonable access to Ceapro's and its subsidiaries' properties for the purpose of confirming the representations and warranties of Ceapro contained herein;

(c) use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts, as applicable;

(d) allow Representatives of Aeterna Zentaris (including legal and financial advisors) to attend the Ceapro Meeting;

(e) use all commercially reasonable efforts to obtain the Stock Exchange Approvals as they relate to the TSX-V;

(f) use all commercially reasonable efforts, in a timely manner, to (i) assist and cooperate with Aeterna Zentaris, (ii) furnish or cause to be furnished to Aeterna Zentaris all information regarding Ceapro and its affiliates, subsidiaries and securities and (iii) take such other actions, in each case as may be required or necessary and/or reasonably requested by Aeterna Zentaris in complying with Securities Laws and/or the rules and regulations of the TSX and the Nasdaq in connection with, and in order to consummate, the Arrangement and the transactions contemplated thereby, including those required by, or in connection with, (w) Aeterna Zentaris' listing on the TSX and the Nasdaq and obtaining the Stock Exchange Approvals, (x) the registration under the U.S. Securities Act of the issuance of the Aeterna Zentaris New Warrants and the Aeterna Zentaris Shares issuable upon exercise of the Aeterna Zentaris Options, the Aeterna Zentaris Warrants, the Replacement Options and the Aeterna Zentaris New Warrants, (y) the issuance of the Consideration Shares and the Replacement Options in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act, including the Section 3(a)(10) Exemption, or, if necessary or required to consummate the Arrangement, the registration thereof under the Securities Act, and (z) Aeterna Zentaris' existing and continued registration under the Exchange Act (collectively, the "**Transactions**");

(g) use all commercially reasonable efforts, in a timely manner, to (i) furnish Aeterna Zentaris with all information regarding Ceapro and its affiliates, subsidiaries and securities, including such financial statements and data and other customary information with respect to Ceapro and its subsidiaries, (x) as may be required or necessary to be included in any application, submission, registration statement, report or other document or any supplement or amendment thereto, furnished, filed or provided to the TSX, the Nasdaq, the SEC or any other Governmental Authority in order to comply with Securities Laws and/or the rules and regulations of the TSX and the Nasdaq in connection with, or in order to consummate, the Transactions, including pursuant to Form 20-F, Form F-1, Form S-8, or any other registration statement or report form under the U.S. Securities Act or Exchange Act, Regulation S-K and/or Regulation S-X promulgated under U.S. Securities Laws, including financial statements audited by an accounting firm registered with the Public Company Accounting Oversight Board and qualified to audit financial statements of companies pursuant to the rules and regulations of the SEC (the "**Aeterna Zentaris Transaction Regulatory Documents**"), and (y) reasonably necessary

to permit Aeterna Zentaris to prepare pro forma financial statements for inclusion in the Aeterna Zentaris Transaction Regulatory Documents; (ii) assist Aeterna Zentaris in the preparation of any pro forma financial statements to be included in the Aeterna Zentaris Transaction Regulatory Documents; (iii) consent to the inclusion or incorporation in any Aeterna Zentaris Transaction Regulatory Documents of the historical audited consolidated financial statements and unaudited consolidated interim financial statements of Ceapro included or incorporated by reference in such Aeterna Zentaris Transaction Regulatory Documents; (iv) obtain the consents of Ceapro's independent auditors required for all audited financial statements of Ceapro included or incorporated by reference in such Aeterna Zentaris Transaction Regulatory Documents; (v) obtain the consents of Ceapro's independent auditors required for all audited financial statements of Ceapro included or incorporated by reference in such Aeterna Zentaris Transaction Regulatory Documents; and (vi) take such other actions and assist and cooperate with Aeterna Zentaris in the preparation, filing and/or submission of any of the foregoing, and in responding and resolving any comments received from the TSX, the Nasdaq, the SEC or any other Governmental Authority in connection therewith;

(h) ensure that no information provided to Aeterna Zentaris pursuant to this Section 5.5 will include any Misrepresentation or misstatement of a material fact or omit to state a material fact required to be stated therein in order to make such statements not misleading in light of the circumstances in which they are made; and Ceapro shall promptly notify Aeterna Zentaris if at any time before the Effective Date Ceapro becomes aware that any such information contains a Misrepresentation or misstatement of a material fact, or will omits to state a material fact, and shall provide Aeterna Zentaris updated and corrected information so that such information is not misleading and does not contain any such misstatement or omission; and

(i) defend all lawsuits or other legal, regulatory or other proceedings against Ceapro or any of its subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby.

5.6 <u>Mutual Covenants</u>

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the Interim Period, it shall:

(a) as promptly as practicable furnish to any Governmental Entity filing materials in the event that either Party reasonably determines that a Regulatory Approval from such Governmental Entity is required;

(b) as promptly as practicable, cooperate in good faith and use its commercially reasonable efforts to obtain all Regulatory Approvals, including: (i) promptly furnishing to the other Party such information and assistance as may reasonably be required in order to prepare any notification, application, filing or request in connection with a Regulatory Approval, (ii) consulting with, and considering in good faith, any suggestions or comments made by the other Party with respect to the documentation relating to the Regulatory Approval process, (iii) providing and submitting on a timely basis, and as promptly as practicable, all documentation

and information that is required or advisable, and (iv) cooperating in the preparation and submission of all applications, notices, filings and submissions to Governmental Entities;

(c) promptly inform the other Party of any material communication received by that Party in respect of obtaining or concluding the Regulatory Approvals;

(d) use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Entity requiring the Parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Regulatory Approvals;

(e) permit the other Party to review in advance any proposed applications, notices, filings and submissions to Governmental Entities (including responses to requests for information and inquiries from any Governmental Entity) in respect of obtaining or concluding the Regulatory Approvals;

(f) promptly provide the other Parties with any filed copies of applications, notices, filings and submissions that were submitted to a Governmental Entity in respect of obtaining or concluding the Regulatory Approvals;

(g) not participate in any substantive meeting or discussion with Governmental Entities in respect of obtaining or concluding the Regulatory Approvals unless it consults with the other Party in advance and gives the other Party the opportunity to attend and participate in thereat, unless a Governmental Entity requests otherwise;

(h) use commercially reasonable efforts and cause its subsidiaries to use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using commercially reasonable efforts to: (i) obtain all Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder.

5.7 TSX-V Delisting

Subject to Securities Laws, Aeterna Zentaris and Ceapro shall use their commercially reasonable efforts to cause the Ceapro Shares to be de-listed from the TSX-V and to be withdrawn from the OTCQX designation with effect promptly following the acquisition by Aeterna Zentaris of the Ceapro Shares pursuant to the Arrangement.

ARTICLE 6
CONDITIONS

6.1 Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement, including the Arrangement, are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may be waived only with the mutual consent of the Parties:

(a) the Arrangement Resolution shall have been approved and adopted by the Ceapro Securityholders at the Ceapro Meeting in accordance with the Interim Order;

(b) the Aeterna Zentaris Resolutions (other than the special resolution approving the Aeterna Zentaris Name Change, whose passage is not required for the purposes of this Section 6.1(b)) shall have been approved and adopted by the Aeterna Zentaris Shareholders at the Aeterna Zentaris Meeting;

(c) the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Ceapro or Aeterna Zentaris, acting reasonably, on appeal or otherwise;

(d) there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins, prevents or prohibits the consummation of the Arrangement;

(e) the Consideration Shares and Replacement Options to be issued pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws, including pursuant to the Section 3(a)(10) Exemption, and will not be subject to resale restrictions, including under the U.S. Securities Act, subject to restrictions applicable to affiliates (as defined in Rule 405 of the U.S. Securities Act) of Aeterna Zentaris at the Effective Date or within 90 days of the Effective Date;

(f) Aeterna Zentaris shall have entered into the Aeterna Zentaris New Warrant Agreement and the Aeterna Zentaris New Warrants shall have been issued to the Aeterna Zentaris Shareholders, as set forth in Section 2.10 and the Plan of Arrangement;

(g) the Stock Exchange Approvals shall have been obtained;

(h) the Regulatory Approvals shall have been obtained; and

(i) this Agreement shall not have been terminated pursuant to Article 8.

6.2 Additional Conditions Precedent to the Obligations of Ceapro

The obligations of Ceapro to complete the transactions contemplated by this Agreement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Date or such other time as specified below (each of which is for the exclusive benefit of Ceapro and may be waived by Ceapro in whole or in part at any time):

(a) all covenants of Aeterna Zentaris under this Agreement to be performed on or before the Effective Date shall have been duly performed by Aeterna Zentaris in all material respects, and Ceapro shall have received a certificate of Aeterna Zentaris addressed to Ceapro and dated the Effective Date, signed by a senior executive officer of Aeterna Zentaris (on behalf of Aeterna Zentaris and without personal liability), confirming the same as at the Effective Date;

(b) (i) the representations and warranties of Aeterna Zentaris set forth in Sections (b) of Schedule D [*Organization and Qualification; Subsidiaries*], (c) of Schedule D [*Authority*], (h) of Schedule D [*Capitalization*] and (i) of Schedule D [*Subsidiaries*] shall be true and correct in all respects as at the Effective Date as though made on and as at the Effective Date (except for representations and warranties made as at a specified date, the accuracy of which shall be determined as at that specified date), except for such failures to be so true and correct that are *de minimis*, and (ii) all other representations and warranties of Aeterna Zentaris set forth in this Agreement shall be true and correct in all respects (disregarding for such purpose any materiality or an Aeterna Zentaris Material Adverse Effect qualification contained in any such representation or warranty) as at the Effective Date as though made on and as at the Effective Date (except for representations and warranties made as at a specified date, the accuracy of which shall be determined as at that specified date), except in the case of this clause (ii) where the failure or failures of any such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have an Aeterna Zentaris Material Adverse Effect, and Ceapro shall have received a certificate of Aeterna Zentaris addressed to Ceapro and dated the Effective Date, signed by a senior executive officer of Aeterna Zentaris (on behalf of Aeterna Zentaris and without personal liability), confirming the same as at the Effective Date;

(c) since the date of this Agreement, there shall not have occurred any Aeterna Zentaris Material Adverse Effect, and Aeterna Zentaris shall have provided to Ceapro a certificate of a senior executive officer of Aeterna Zentaris (on behalf of Aeterna Zentaris and without personal liability) certifying the same as at the Effective Date;

(d) on the Effective Date, the outstanding securities of Aeterna Zentaris shall be as set out in Section 6.2 of the Aeterna Zentaris Disclosure Letter; and

(e) Aeterna Zentaris shall have complied with its obligations under Section 2.12 and the Depositary shall have confirmed receipt of the Consideration Shares contemplated thereby.

6.3 Additional Conditions Precedent to the Obligations of Aeterna Zentaris

The obligations of Aeterna Zentaris to complete the transactions contemplated by this Agreement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Date or such other time as specified below (each of which is for the exclusive benefit of Aeterna Zentaris and may be waived by Aeterna Zentaris in whole or in part at any time):

(a) all covenants of Ceapro under this Agreement to be performed on or before the Effective Date shall have been duly performed by Ceapro in all material respects, and Aeterna Zentaris shall have received a certificate of Ceapro, addressed to Aeterna Zentaris and dated the Effective Date, signed by a senior executive officer of Ceapro (on behalf of Ceapro and without personal liability), confirming the same as at the Effective Date;

(b) (i) the representations and warranties of Ceapro set forth in Sections (b) of Schedule E, [*Organization and Qualification; Subsidiaries*], (c) of Schedule E [*Authority*], (h) of Schedule E [*Capitalization*] and (i) of Schedule E [*Subsidiaries*] shall be true and correct in all respects as at the Effective Date as though made on and as at the Effective Date (except for representations and warranties made as at a specified date, the accuracy of which shall be determined as at that specified date), except for such failures to be so true and correct that are *de minimis*, and (ii) all other representations and warranties of Ceapro set forth in this Agreement shall be true and correct in all respects (disregarding for such purpose any materiality or Ceapro Material Adverse Effect qualification contained in any such representation or warranty) as at the Effective Date as though made on and as at the Effective Date (except for representations and warranties made as at a specified date, the accuracy of which shall be determined as at that specified date), except in the case of this clause (ii) where the failure or failures of any such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Ceapro Material Adverse Effect; and Aeterna Zentaris shall have received a certificate of Ceapro addressed to Aeterna Zentaris and dated the Effective Date, signed by a senior executive officer of Ceapro (on behalf of Ceapro and without personal liability), confirming the same as at the Effective Date;

(c) since the date of this Agreement there shall not have occurred any Ceapro Material Adverse Effect, and Ceapro shall have provided to Aeterna Zentaris a certificate of a senior executive officer of Ceapro (on behalf of Ceapro and without personal liability) certifying the same as at the Effective Date;

(d) on the Effective Date, the outstanding securities of Ceapro shall be as set out in Section 6.3 of the Ceapro Disclosure Letter; and

(e) holders of no more than 10% of the total issued and outstanding Ceapro Shares shall have exercised Dissent Rights (and not withdrawn such exercise) and Aeterna Zentaris shall have received a certificate of a senior executive officer of Ceapro confirming the same as at the Effective Date.

6.4 Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

6.5 Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time.

Ceapro may not exercise its rights to terminate this Agreement pursuant to Section 8.2(c)(i) and Aeterna Zentaris may not exercise its right to terminate this Agreement pursuant to Section 8.2(d)(ii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order or the Ceapro Meeting or the Aeterna Zentaris Meeting, such application and/or meetings shall be postponed, if and to the extent necessary, until the expiry of such period.

ARTICLE 7
ADDITIONAL COVENANTS

7.1 Non-Solicitation

(a) During the Interim Period, and except as otherwise expressly provided in this Section 7.1, neither Party shall, directly or indirectly, or through any of its Representatives, and each Party shall cause its subsidiaries not to and shall not permit its Representatives to:

(i) solicit, assist, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals whatsoever which could constitute or lead to, or is related to, an Acquisition Proposal;

(ii) engage, encourage or participate in any discussions or negotiations with any Person (other than the other Party or its Representatives) regarding an Acquisition Proposal or any inquiry, proposal or offer that reasonably would

be expected to constitute or lead to an Acquisition Proposal, provided that, for greater certainty, a Party may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Ceapro Board or the Aeterna Zentaris Board, as applicable, has so determined;

(iii) make a Change in Recommendation;

(iv) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any inquiry, proposal or offer that is, could reasonably result in, or is related to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five Business Days following formal announcement of such Acquisition Proposal shall not be considered a violation of this Section 7.1(a)(iii)); or

(v) accept, approve, endorse, recommend or enter into or publicly propose to accept, approve, endorse, recommend or enter into, any agreement, understanding or arrangement or other contract that is, could reasonably result in, or is related to, an Acquisition Proposal.

(b) Except as otherwise provided in this Section 7.1, each Party shall, and shall cause its subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons (other than the other Party and its Representatives) conducted heretofore by such Party, or its or their respective Representatives with respect to any inquiry, proposal offer that is, could reasonably result in, or is related to, a potential Acquisition Proposal and, in connection therewith, each Party will: discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request (and exercise all rights it has to require) the return or destruction of all confidential information (including all material including or incorporating or otherwise reflecting any material confidential information) regarding such Party and its subsidiaries previously provided to any such Person or any other Person. Each Party represents and warrants that it has not terminated, waived, amended or modified, and agrees that, except as permitted by Section 7.1(b), neither it nor any of its subsidiaries shall terminate, waive, amend or modify any provision of any existing confidentiality agreement standstill agreement or similar agreement relating to a potential Acquisition Proposal to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into an announcement of this Agreement by the Parties, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.1(a)) and each Party shall actively prosecute and enforce all such provisions.

(c) Notwithstanding Sections 7.1(a) and Section 7.1(b) and any other provision of this Agreement or of any other agreement between Ceapro and Aeterna Zentaris, if at any time following the date of this Agreement and prior to obtaining the Ceapro Securityholder Approval at the Ceapro Meeting, as regards Ceapro, or the Aeterna Zentaris Shareholder Approval at the Aeterna Zentaris Meeting, as regards

Aeterna Zentaris, a Party (the "**Solicited Party**") receives an unsolicited written Acquisition Proposal, the Solicited Party and its Representatives may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal (including waiving a standstill, use, business purpose or similar restriction) and may provide copies of, access to or disclosure of information with respect to the Solicited Party and its subsidiaries, if and only if:

(i) the board of directors of the Solicited Party (with the Ceapro Non-Participating Directors or the Aeterna Zentaris Non-Participating Director, as applicable, abstaining from voting) determines in good faith, upon the recommendation of the Ceapro Special Committee or the Aeterna Zentaris Special Committee, as applicable, that the Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(ii) such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement or restriction with the Solicited Party or its subsidiaries;

(iii) the Acquisition Proposal did not arise as a result of a violation, in any material respect, of this Article 7;

(iv) prior to providing copies of, access to or disclosure of confidential information with respect to the Solicited Party and its subsidiaries, the Solicited Party enters into a confidentiality and standstill agreement with such Person which is customary in such situations and which is no less favourable to the Solicited Party and no more favourable to the counterparty than the confidentiality and standstill provisions contained in the Confidentiality Agreement (an "**Acceptable Confidentiality Agreement**") provided that such Acceptable Confidentiality Agreement may not include any provision that is operative prior to the termination of this Agreement that provides for an exclusive right to negotiate with the Solicited Party or that restricts the Solicited Party from complying with this Agreement.

Notwithstanding any restrictions contained herein, the Solicited Party shall not be prohibited from considering whether, or determining that, such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal.

7.2 <u>Notification of Proposals</u>

(a) A Solicited Party shall promptly notify the other Party, at first orally and then in writing within 24 hours following the date it receives or becomes aware of an Acquisition Proposal or any inquiry, proposal or offer that relates to or that constitutes or could lead to an Acquisition Proposal (or any request for copies of, access to, or disclosure of, any non-public or confidential information relating to the Solicited Party), in each case in connection with a potential Acquisition Proposal. Such notice shall indicate the identity of the Person making such proposal, inquiry, offer or request and include a copy of the Acquisition Proposal and such other details of the Acquisition Proposal known by the Solicited Party.

The Solicited Party shall keep the other Party promptly and fully informed of the status and any material developments, including any change to the material terms, of such inquiry, proposal, offer or request and shall respond promptly to all reasonable inquiries by the other Party with respect thereto and shall provide copies of any written documents or correspondence provided to the Solicited Party relating to such Acquisition Proposal.

(b) Provided that the Solicited Party has complied with this Section 7.2, at all times following the date of this Agreement and prior to obtaining the Ceapro Securityholder Approval, as regards Ceapro, or the Aeterna Zentaris Shareholder Approval, as regards Aeterna Zentaris, if the Solicited Party (the "**Terminating Party**") receives an Acquisition Proposal which the board of directors of the Terminating Party (other than the Ceapro Non-Participating Director or the Aeterna Zentaris Non-Participating Director, as applicable) concludes in good faith, following consultation with its financial and outside legal advisors, constitutes a Superior Proposal and that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Terminating Party may, following its compliance with the procedures contained in Section 7.3, and subject to compliance with the procedures set forth in Section 8.2 and Section 8.3, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.

7.3 Superior Proposals

(a) Notwithstanding Section 7.1 and subject to compliance with the obligations in Section 7.1 and Section 7.2, a Terminating Party may enter into a definitive agreement (a "**Proposed Agreement**") with a third party providing for an Acquisition Proposal, if such Acquisition Proposal constitutes a Superior Proposal; provided that the Terminating Party may do so only after:

(i) it has provided the other Party with written notice that the board of directors of the Terminating Party (other than the Ceapro Non-Participating Director or the Aeterna Zentaris Non-Participating Director, as applicable), has determined that it has received a Superior Proposal (a "**Superior Proposal Notice**"), which shall summarize the material terms of the Superior Proposal or other agreement relating to such Superior Proposal and, (x) in the case of Ceapro, shall specify the value or range in financial terms that the Ceapro Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered in the Superior Proposal, and (y) in the case of Aeterna Zentaris, shall specify the financial value placed by the Aeterna Zentaris Board on such Superior Proposal and the determining factors that have been considered by the Aeterna Zentaris Board to conclude that the Acquisition Proposal constitutes a Superior Proposal; and

(ii) at least five Business Days (the "**Response Period**") have elapsed from the date that is the later of the date on which the other Party received the Superior Proposal Notice and the date on which the other Party received a copy of the proposed definitive agreement for the Superior Proposal from the Terminating Party.

(b) During the Response Period, the Terminating Party acknowledges and agrees that the other Party shall have the right, but not the obligation, to offer to amend the terms of this Agreement and the Plan of Arrangement. If the other Party does so, then the board of directors and the special committee of the Terminating Party shall review with its financial and legal advisors any such proposal by the other Party to determine (acting in good faith and in accordance with its fiduciary duties) whether the Acquisition Proposal to which the Terminating Party is responding would continue to be a Superior Proposal when assessed against the amended Agreement and Plan of Arrangement as proposed by the other Party. If the board of directors of the Terminating Party (other than the Ceapro Non-Participating Director or the Aeterna Zentaris Non-Participating Director, as applicable) determines that the Acquisition Proposal would thereby cease to be a Superior Proposal, it will cause the other Party to enter into an amendment to this Agreement and the Plan of Arrangement reflecting the offer by the other Party to amend the terms of this Agreement and Plan of Arrangement and will further agree not to enter into the applicable Proposed Agreement (it being acknowledged and agreed that this further agreement will not restrict the Terminating Party from further engaging, in strict compliance with the terms of this Agreement, with the Person making the Acquisition Proposal) and not to withdraw, modify or change any recommendation regarding the Plan of Arrangement save and except to reaffirm its recommendation of the amended Plan of Arrangement.

(c) If (i) the other Party does not offer to amend the terms of this Agreement and Plan of Arrangement within the Response Period or (ii) the board of directors of the Terminating Party (other than the Ceapro Non-Participating Director or the Aeterna Zentaris Non-Participating Director, as applicable) determines acting in good faith, upon recommendation of its special committee, and in the proper discharge of its fiduciary duties (after consultation with its financial advisor and after receiving advice from its outside legal counsel) that the Acquisition Proposal would nonetheless remain a Superior Proposal with respect to the other Party's proposal to amend this Agreement and the Plan of Arrangement, and therefore rejects the other Party's offer to amend this Agreement and the Plan of Arrangement, the Terminating Party shall be entitled to terminate this Agreement pursuant to Section 8.2 following the expiry of the Response Period and enter into the Proposed Agreement upon such termination of this Agreement and payment to the other Party of the amount payable pursuant to Section 8.3.

(d) Each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement of Section 7.3(a) and the other Party shall be afforded a new Response Period (except that references to the five Business Days period in the definition of Response Period shall be deemed to be references to a three Business Days period).

(e) The board of directors of the Terminating Party shall promptly reaffirm its recommendation of the Arrangement by news release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Terminating Party determines that a proposed amendment to the terms of this Agreement as contemplated under Section 7.3(b) would result in an Acquisition Proposal constituting a Superior Proposal no longer being a Superior Proposal. The Terminating Party shall provide the other Party and its outside legal counsel with a reasonable opportunity to review the form and content of any such

new release and shall make all reasonable amendments to such new release as requested by the other Party and its legal counsel.

(f) If the Terminating Party provides a Superior Proposal Notice to the other Party after a date that is five or less Business Days before the Ceapro Meeting or the Aeterna Zentaris Meeting, as applicable, the other Party shall be entitled, at its sole discretion, to require the Terminating Party to postpone or adjourn the Ceapro Meeting or the Aeterna Zentaris Meeting, as applicable (the "**Terminating Party Meeting**"), to a date acceptable to both Parties (acting reasonably) that is not more then ten Business Days after the scheduled date of the Ceapro Meeting or the Aeterna Zentaris Meeting, as applicable, but in any event to a date that is not less than five Business Days prior to the Outside Date, provided however that in the event that the Terminating Party Meeting is so postponed or adjourned, then the other Party shall also postpone or adjourn its Ceapro Meeting or Aeterna Zentaris Meeting, as applicable, as required to align with the date of the Terminating Party Meeting.

(g) Nothing in this Agreement shall prevent a Party or its board of directors from responding through a directors' circular or otherwise as required by applicable Laws to an Acquisition Proposal that it determines is not a Superior Proposal. Further, nothing in this Agreement shall prevent the board of directors of a Party from making any disclosure to its shareholders if the board of directors of such Party, acting in good faith and upon the advice of its outside legal counsel, shall have first determined that the failure to make such disclosure would be inconsistent with its fiduciary duties or such disclosure is required by applicable Law. The other Party and its advisors shall be given a reasonable opportunity to review and comment on the content of any such disclosure.

7.4 Access to Information; Confidentiality

Upon reasonable notice and subject to the Confidentiality Agreement and applicable Law, each Party shall, and shall cause its subsidiaries and their respective Representatives to, afford to the other Party and its Representatives, such reasonable access during normal business hours, including for the purpose of facilitating integration business planning, to the other Party's and its subsidiaries' officers, employees, agents, properties, books, records and Contracts, and shall furnish the other Party with all data and information as such Party may request, on an as reasonably requested basis.

7.5 Insurance and Indemnification

(a) Unless otherwise agreed upon by the Parties, prior to the Effective Date, Ceapro shall purchase customary "tail" policies of directors' and officers' liability insurance for a period of up to six years providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Ceapro and its subsidiaries which are in effect immediately prior to the Effective Date and after the Effective Time, Aeterna Zentaris will and will cause Ceapro and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Time; provided that the cost of such policies shall not exceed 300% of the current annual aggregate premium for policies currently maintained by Aeterna Zentaris and its subsidiaries.

(b) Each of Aeterna Zentaris and Ceapro agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Aeterna Zentaris and its subsidiaries and Ceapro and its subsidiaries, respectively, to the extent that they are disclosed in Section 7.5(b) of the Aeterna Zentaris Disclosure Letter or Section 7.5(b) of the Ceapro Disclosure Letter, as applicable, and acknowledges that such rights, to the extent they are disclosed in Section 7.5(b) of the Aeterna Zentaris Disclosure Letter or Section 7.5(b) of the Ceapro Disclosure Letter, as applicable, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

(c) The provisions of this Section 7.5 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose. Furthermore, this Section 7.5 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

(d) In the event that Aeterna Zentaris, Ceapro or any of their respective successors (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that any such successor and assigns assumes all of the obligations set forth in this Section 7.5.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with this Article 8.

8.2 Termination

Subject to the last paragraph of this Section 8.2, this Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual written agreement of Aeterna Zentaris and Ceapro;

(b) by either Aeterna Zentaris or Ceapro, if:

(i) the Effective Date shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii) after the date hereof, there shall be enacted or made any applicable Law or there shall exist any injunction or court order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Aeterna

Zentaris or Ceapro from consummating the Arrangement and such applicable Law, injunction or court order shall have become final and non-appealable; except that the right to terminate this Agreement under this Section 8.2(b)(ii) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under this Agreement shall have been a material cause of the occurrence or continuation of the occurrence of such restraint or illegality;

(iii) the Arrangement Resolution shall have failed to obtain the Ceapro Securityholder Approval at the Ceapro Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(iv) the Aeterna Zentaris Resolutions (excluding, for the purposes of this Section 8.2(b)(iv), the special resolution approving the Aeterna Zentaris Name Change) shall have failed to obtain the Aeterna Zentaris Shareholder Approval at the Aeterna Zentaris Meeting (including any adjournment or postponement thereof);

(c) by Ceapro, if:

(i) the Ceapro Board authorizes Ceapro, in accordance with the terms and procedures of Sections 7.1, 7.2, and 7.3, to enter into a Proposed Agreement, provided that it has otherwise complied with the terms of this Agreement with respect thereto and provided that no termination under this Section 8.2(c)(i) shall be effective unless and until Ceapro shall have paid to Aeterna Zentaris the Ceapro Termination Fee;

(ii) prior to obtaining the Aeterna Zentaris Shareholder Approval, the Aeterna Zentaris Board (other than the Aeterna Zentaris Non-Participating Director) (A) fails to unanimously recommend or withdraws, amends or modifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Ceapro, the Aeterna Zentaris Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or a neutral position, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Aeterna Zentaris Meeting, if sooner), (C) accepts, approves, executes or enters into, or publicly proposes to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle or understanding in respect of an Acquisition Proposal, (D) fails to affirm publicly and without qualification the Aeterna Zentaris Board Recommendation within five Business Days following the public announcement of an Acquisition Proposal in respect of Aeterna Zentaris and the written request of Ceapro to provide such reaffirmation, provided that if such request is made fewer than five Business Days prior to the Ceapro Meeting then, notwithstanding the foregoing, the Aeterna Zentaris Board in receipt of such request shall have make such affirmation as soon as practicable prior to the Ceapro Meeting, it being further agreed that no such request for such affirmation shall be made except once per publicly announced Acquisition Proposal or material modification of such

Acquisition Proposal, or (E) resolves to take any of the prohibited actions above (each, a "**Aeterna Zentaris Change in Recommendation**") or Aeterna Zentaris wilfully breaches Sections 7.1, 7.2, or 7.3 in any material respect;

(iii) subject to Section 6.5, any breach of any representation or warranty or failure to perform any covenant or obligation on the part of Aeterna Zentaris under this Agreement occurs that would cause any condition in Section 6.1 [*Mutual Conditions Precedent*], Section 6.2(a) [*Aeterna Zentaris Covenants Condition*] or Section 6.2(b) [*Aeterna Zentaris Representations and Warranties Condition*] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.5, provided, however, that Ceapro is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 [*Mutual Conditions Precedent*], Section 6.3(a) [*Ceapro Covenants Conditions*] and Section 6.3(b) [*Ceapro Representations and Warranties Condition*] not to be satisfied; or

(iv) there shall occur after the date hereof any change, effect, event, circumstance or fact that constitutes an Aeterna Zentaris Material Adverse Effect,

(d) by Aeterna Zentaris, if:

(i) the Aeterna Zentaris Board, in accordance with the terms and procedures of Sections 7.1, 7.2, and 7.3, authorizes Aeterna Zentaris to enter into a Proposed Agreement, provided that it has otherwise complied with the terms of this Agreement with respect thereto and provided that no termination under this Section 8.2(d)(i) shall be effective unless and until Aeterna Zentaris shall have paid to Ceapro the Aeterna Zentaris Termination Fee;

(ii) prior to obtaining the Ceapro Shareholder Approval, the Ceapro Board (other than the Ceapro Non-Participating Director) (A) fails to unanimously recommend or withdraws, amends or modifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Aeterna Zentaris, the Ceapro Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or a neutral position, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Ceapro Meeting, if sooner), (C) accepts, approves, executes or enters into, or publicly proposes to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle or understanding in respect of an Acquisition Proposal, (D) fails to affirm publicly and without qualification the Ceapro Board Recommendation within five Business Days following the public announcement of an Acquisition Proposal in respect of Ceapro and the written request of Aeterna Zentaris to provide such reaffirmation, provided that if such request is made fewer than five Business Days prior to the Aeterna Zentaris Meeting then, notwithstanding

the foregoing, the Ceapro Board in receipt of such request shall have make such affirmation as soon as practicable prior to the Aeterna Zentaris Meeting, it being further agreed that no such request for such affirmation shall be made except once per publicly announced Acquisition Proposal or material modification of such Acquisition Proposal, or (E) resolves to take any of the prohibited actions above (each, a "**Ceapro Change in Recommendation**") or Ceapro wilfully breaches Sections 7.1, 7.2, or 7.3 in any material respect;

(iii) subject to Section 6.5, any breach of any representation or warranty or failure to perform any covenant or obligation on the part of Ceapro under this Agreement occurs that would cause any condition in Section 6.1 [*Mutual Conditions Precedent*], Section 6.3(a) [*Ceapro Covenants Conditions*] or Section 6.3(b) [*Ceapro Representations and Warranties Condition*] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.5, provided, however, that Aeterna Zentaris is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 [*Mutual Conditions Precedent*], Section 6.2(a) [*Aeterna Zentaris Covenants Condition*] and Section 6.2(b) [*Aeterna Zentaris Representations and Warranties Condition*] not to be satisfied; or

(iv) there shall occur after the date hereof any change, effect, event, circumstance or fact that constitutes a Ceapro Material Adverse Effect.

The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(a)) shall give notice of such termination to the other Party. If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or Representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this paragraph and Sections 7.3(g), 8.3, 8.3, 9.3, 9.4, 9.5 and 9.8 and the provisions of the Confidentiality Agreement (pursuant to the terms set out therein) shall survive any termination hereof pursuant to Section 8.2; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability for breach of this Agreement arising prior to such termination.

8.3 Termination Fees

(a) Aeterna Zentaris shall be entitled to a fee of Can$500,000 (the "**Ceapro Termination Fee**") upon the occurrence of any of the following events (each a "**Ceapro Termination Fee Event**") which shall be paid by Ceapro to Aeterna Zentaris within the time specified below in respect of each such Ceapro Termination Fee Event:

(i) this Agreement is terminated by Aeterna Zentaris pursuant to Section 8.2(d)(ii) [*Ceapro Change in Recommendation*], in which case the Ceapro Termination Fee shall be paid on or prior to the first Business Day following such termination;

(ii) this Agreement will be terminated by Ceapro pursuant to Section 8.2(c)(i) [*Ceapro Superior Proposal*] in which case the Ceapro Termination Fee shall be paid prior to or concurrent with such termination; or

(iii) this Agreement is terminated by either Party pursuant to Section 8.2(b)(iii) [*No Ceapro Shareholder Approval*], but only if, in the case of this Section 8.3(a)(iii), prior to the earlier of the termination of this Agreement or the holding of the Ceapro Meeting, an Acquisition Proposal shall have been made to Ceapro, or the intention to make an Acquisition Proposal with respect to Ceapro shall have been publicly announced by any Person (other than Aeterna Zentaris) and within twelve months following the date of such termination:

(A) an Acquisition Proposal is consummated by Ceapro (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (iii) above); or

(B) Ceapro and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Ceapro Board approves or recommends, an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (iii) above) and at any time thereafter, such Acquisition Proposal is later consummated (whether or not within 12 months after such termination);

provided, however, that for the purposes of this Section 8.3(a)(iii) all references to "20%" in the definition of Acquisition Proposal shall be changed to "50%"; and in which case the Ceapro Termination Fee shall be payable on or prior to the consummation of the applicable transaction referred to therein.

(iv) This Agreement is otherwise validly terminated pursuant to Section 8.2 if at such time Aeterna Zentaris is entitled to terminate this Agreement pursuant to Section 8.2(d)(ii) [*Ceapro Change in Recommendation*] in which case the Ceapro Termination Fee shall be paid on or prior to the third Business Day following such termination.

(b) Ceapro shall be entitled to a fee of Can$500,000 (the "**Aeterna Zentaris Termination Fee**") upon the occurrence of any of the following events (each an "**Aeterna Zentaris Termination Fee Event**") which shall be paid by Aeterna Zentaris to Ceapro within the time specified below in respect of each such Aeterna Zentaris Termination Fee Event:

(i) this Agreement is terminated by Ceapro pursuant to Section 8.2(c)(i) [*Aeterna Zentaris Change in Recommendation*], in which case the Aeterna Zentaris Termination Fee shall be paid on or prior to the first Business Day following such termination;

(ii) this Agreement will be terminated by Aeterna Zentaris pursuant to Section 8.2(d)(i) [*Aeterna Superior Proposal*], in which case the Aeterna Zentaris

Termination Fee shall be paid prior to or concurrent with such termination; or

(iii) this Agreement is terminated by either Party pursuant to Section 8.2(b)(iv) [*No Aeterna Zentaris Shareholder Approval*], but only if, in the case of this Section 8.3(b)(ii), prior to the earlier of the termination of this Agreement or the holding of the Aeterna Zentaris Meeting, an Acquisition Proposal shall have been made to Aeterna Zentaris, or the intention to make an Acquisition Proposal with respect to Aeterna Zentaris shall have been publicly announced by any Person (other than Ceapro) and within twelve months following the date of such termination:

(A) an Acquisition Proposal is consummated by Aeterna Zentaris (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (iii) above); or

(B) Aeterna Zentaris and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Aeterna Zentaris Board approves or recommends, an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (iii) above) and at any time thereafter, such Acquisition Proposal is consummated (whether or not within 12 months after such termination);

provided, however, that for the purposes of this Section 8.3(a)(iii) all references to "20%" in the definition of Acquisition Proposal shall be changed to "50%"; and in which case the Aeterna Zentaris Termination Fee shall be payable on or prior to the consummation of the applicable transaction referred to therein.

(iv) This Agreement is otherwise validly terminated pursuant to Section 8.2 if at such time Ceapro is entitled to terminate this Agreement pursuant to Section 8.2(c)(ii) [*Aeterna Zentaris Change in Recommendation*] in which case the Aeterna Zentaris Termination Fee shall be paid on or prior to the third Business Day following such termination.

(c) The Ceapro Termination Fee and the Aeterna Zentaris Termination Fee shall be payable by the applicable Party to the other Party by wire transfer in immediately available funds to an account specified in writing by the Party receiving the payment.

(d) For greater certainty, only one Ceapro Termination Fee is payable by Ceapro and only one Aeterna Zentaris Termination Fee is payable by Aeterna Zentaris.

(e) Each of the Parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. The Parties further acknowledge and agree that the Ceapro Termination Fee or the Aeterna Zentaris Termination Fee, as applicable, (i) is a payment of liquidated monetary damages which are a genuine pre-estimate of the damages which the Party entitled to receive such fee will suffer or incur as a result

of the cancellation, termination and disposition of all rights and obligations with respect to Arrangement in the circumstances in which the Ceapro Termination Fee or the Aeterna Zentaris Termination Fee, as applicable, is payable, (ii) represents consideration for the disposition by the payee of its rights under this Agreement, and (iii) is not a payment for lost profits or a penalty, and that no Party shall take any position inconsistent with the foregoing. Each of the Parties irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. Each of the Parties hereby acknowledges and agrees that, upon termination of this Agreement under circumstances where a Party is entitled to the Ceapro Termination Fee or the Aeterna Zentaris Termination Fee and such termination fee is paid in full, the Party receiving the applicable termination fee shall be precluded from any other remedy against the other Party at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby. However, the foregoing limitation does not apply in the event of fraud or willful or intentional breach of this Agreement by a Party.

8.4 Expenses

Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

ARTICLE 9
GENERAL PROVISIONS

9.1 Amendment

This Agreement and, subject to Section 5.01 thereof, the Plan of Arrangement, may, at any time and from time to time before or after the holding of the Ceapro Meeting and Aeterna Zentaris Meeting but not later than the Effective Time, be amended or varied by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of the Parties; and/or

(d) waive compliance with or modify any conditions precedent herein contained.

9.2 Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

The failure or delay by a Party in enforcing, or insisting upon strict performance of, any provision of this Agreement does not constitute a waiver of such provision or in any way affect the enforceability of this Agreement (or any of its provisions) or deprive a Party of the right, at any time or from time to time, to enforce or insist upon strict performance of that provision or any other provision of this Agreement.

9.3 Notices

All notices and other communications given or made pursuant hereto shall be sent by email and shall be deemed to have been duly given or made as of the date sent by email, or as of the following Business Day if sent by email after 5:00 p.m. or on a day that is not a Business Day, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a) if to Ceapro:

Ceapro Inc.
7824-51 Avenue NW
Edmonton, Alberta
T6E 6W2

Attention:
Email:

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4N8

Attention: Howard Levine
Email: howard.levine@blakes.com

(b) if to Aeterna Zentaris:

Aeterna Zentaris Inc.
c/o Norton Rose Fulbright Canada LLP
222 Bay Street, Suite 3000
Toronto, Ontario
M5K 1E7

Attention: Klaus Paulini, Chief Executive Officer
Email: REDACTED - CONFIDENTIAL PERSONAL INFORMATION

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP
222 Bay Street, Suite 3000
Toronto, Ontario
M5K 1E7

Attention: Janet Grove and Trevor Zeyl
Email: janet.grove@nortonrosefulbright.com /
trevor.zeyl@nortonrosefulbright.com

9.4 Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of Alberta.

9.5 Injunctive Relief

Subject to Section 8.3, the Parties agree that irreparable harm would occur for which monetary damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to the provisions of this Section 9.5, the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. Notwithstanding the foregoing, while each Party may pursue both a grant of specific performance in accordance with this Section 9.5 and the payment of monetary damages, under no circumstances shall a Party be permitted or entitled to receive both a grant of specific performance of the other Party's obligations to complete the transactions contemplated hereby and any monetary damages (including all or any portion of the Ceapro Termination Fee or the Aeterna Zentaris Termination Fee, as applicable), except in the event of fraud or willful or intentional breach of this Agreement by the other Party.

9.6 Time of Essence

Time shall be of the essence in this Agreement.

9.7 No Liability

No director or officer of Aeterna Zentaris shall have any personal liability whatsoever to Ceapro under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Aeterna Zentaris. No director or officer of the Ceapro shall have any personal liability whatsoever to Aeterna Zentaris under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Ceapro.

9.8 Entire Agreement, Binding Effect and Assignment

This Agreement, the Aeterna Disclosure Letter, the Ceapro Disclosure Letter, the Plan of Arrangement and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, negotiations, discussions and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

9.9 Third Party Beneficiaries

(a) Except as provided in Section 7.5 which, without limiting its terms, is intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 9.9 as the "**Indemnified Persons**"), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, Proceeding, hearing or other forum.

(b) The Parties acknowledge to each of the Indemnified Persons its direct rights against the Parties under Section 7.5, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Parties confirm that each is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

9.10 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.11 Further Assurances

From time to time after the Effective Time, each Party will, at the request of the other Party, execute and deliver such additional conveyances, transfers and other assurances and perform or cause to be performed such other acts and things as may be reasonably required to give effect to, and carry out the intent of, this Agreement.

9.12 Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement (including

by email attachment), and such executed electronic copy (including by email attachment) shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF Ceapro and Aeterna Zentaris have caused this Agreement to be executed as of the date first written above.

CEAPRO INC.

By: *(s) Ronald W. Miller*
Name: Ronald W. Miller
Title: Chair of the Board of Directors

AETERNA ZENTARIS INC.

By: *(s) Carolyn Egbert*
Name: Carolyn Egbert
Title: Chair of the Board of Directors

SCHEDULE A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

In this Plan of Arrangement, any capitalized term used herein and not defined in this Section 1.01 shall have the meaning ascribed thereto in the Arrangement Agreement. Unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a) "**Aeterna Zentaris**" means Aeterna Zentaris Inc., a corporation existing under the federal laws of Canada.

(b) "**Aeterna Zentaris Adjusted Warrants**" means the outstanding warrants to purchase Aeterna Zentaris Shares, as set forth in the Aeterna Zentaris Disclosure Letter, to whom the holders of which will be issued Aeterna Zentaris New Warrants pursuant to the terms and conditions of the Aeterna Zentaris New Warrant Agreement.

(c) "**Aeterna Zentaris Disclosure Letter**" means the disclosure letter executed by Aeterna Zentaris and delivered to Ceapro on the date hereof in connection with the execution of the Arrangement Agreement.

(d) "**Aeterna Zentaris New Warrant Agreement**" means the agreement to be entered into between Aeterna Zentaris and the Aeterna Zentaris Warrant Agent with respect to the issuance of the Aeterna Zentaris New Warrants.

(e) "**Aeterna Zentaris New Warrants**" means the warrants to purchase Aeterna Zentaris Shares at an exercise price of $0.01 per Aeterna Zentaris Share at any time on or before the third anniversary of the Effective Date to be issued to the Aeterna Zentaris Shareholders and the holders of Aeterna Zentaris Adjusted Warrants immediately prior to the Effective Time pursuant to the terms and conditions of the Aeterna Zentaris New Warrant Agreement.

(f) "**Aeterna Zentaris Shareholders**" means the holders of Aeterna Zentaris Shares.

(g) "**Aeterna Zentaris Shares**" means the common shares in the authorized share structure of Aeterna Zentaris, as currently constituted.

(h) "**Aeterna Zentaris Stock Option Plans**" means the 2018 Long-Term Incentive Plan and the 2016 Second Amended and Restated Stock Option Plan of Aeterna Zentaris, as amended from time to time.

(i) "**Aeterna Zentaris Warrant Agent**" means Computershare Trust Company of Canada, appointed as warrant agent for the Aeterna Zentaris New Warrants pursuant to the terms of the Aeterna Zentaris New Warrant Agreement.

(j) "**Arrangement**" means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments, variations or modifications thereto in accordance with the terms of the Arrangement Agreement and Section 5.01 of this Plan of Arrangement or at the direction of the Court in the Interim Order, the Final Order, or otherwise provided that any such amendments, variations or modifications are consented to by Ceapro and Aeterna Zentaris, each acting reasonably.

(k) "**Arrangement Agreement**" means the arrangement agreement dated as of December 14, 2023 between Aeterna Zentaris and Ceapro, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

(l) "**Arrangement Resolution**" means the special resolution approving the Arrangement to be considered and, if thought advisable, passed by the Ceapro Securityholders at the Ceapro Meeting, substantially in the form attached as Schedule B to the Arrangement Agreement.

(m) "**Articles of Arrangement**" means the articles of arrangement of Ceapro in connection with the Arrangement and required under Subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been granted, which shall include this Plan of Arrangement, with any modifications as may be acceptable to Ceapro and Aeterna Zentaris, each acting reasonably, and be in form and content satisfactory to Ceapro and Aeterna Zentaris, each acting reasonably.

(n) "**Business Day**" means any day, other than a Saturday, a Sunday or any day on which it is a civic holiday in or on which major banking institutions in (i) Montreal, Quebec, (ii) Toronto, Ontario, (iii) Edmonton, Alberta or (iv) New York, New York are required by Law to be closed for business.

(o) "**CBCA**" means the *Canada Business Corporations Act.*

(p) "**Ceapro**" means Ceapro Inc., a corporation existing under the federal laws of Canada.

(q) "**Ceapro Disclosure Letter**" means the disclosure letter executed by Ceapro and delivered to Aeterna Zentaris on the date hereof in connection with the execution of the Arrangement Agreement.

(r) "**Ceapro Meeting**" means the special meeting of Ceapro Securityholders, including any adjournment or postponement thereof in accordance with the Arrangement Agreement and the Interim Order, to be called and held to consider and, if thought advisable, approve the Arrangement Resolution, and for any other purpose as may be set out in the Ceapro Circular.

(s) "**Ceapro Option In-The Money Amount**" in respect of a Ceapro Option, means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the aggregate Ceapro Shares that a holder is entitled to acquire on

exercise of such Ceapro Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Ceapro Shares.

(t) "**Ceapro Optionholders**" means the holders of Ceapro Options.

(u) "**Ceapro Options**" means the outstanding options to purchase Ceapro Shares granted under or otherwise subject to the Ceapro Stock Option Plan, as set forth in the Ceapro Disclosure Letter.

(v) "**Ceapro Securities**" means, collectively, the Ceapro Shares and the Ceapro Options.

(w) "**Ceapro Securityholders**" means the holders of Ceapro Securities.

(x) "**Ceapro Shareholders**" means the holders of Ceapro Shares.

(y) "**Ceapro Shares**" means the common shares in the authorized share capital of Ceapro, as currently constituted.

(z) "**Ceapro Stock Option Plan**" means the 2023 amended and restated stock option plan of Ceapro approved by the Ceapro Shareholders on June 6, 2023, as amended from time to time.

(aa) "**Certificate of Arrangement**" means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA giving effect to the Articles of Arrangement and this Plan of Arrangement in accordance with Section 262 of the CBCA.

(bb) "**Code**" means the United States Internal Revenue Code of 1986.

(cc) "**Consideration**" means the consideration to be received by the Ceapro Shareholders pursuant to this Plan of Arrangement in exchange for their Ceapro Shares, consisting of such number of Aeterna Zentaris Shares as is equal to the Exchange Ratio multiplied by the number of Ceapro Shares being exchanged.

(dd) "**Court**" means the Court of King's Bench of Alberta.

(ee) "**Depositary**" means Computershare Trust Company of Canada or such other depositary as may be agreed upon by the Parties, each acting reasonably.

(ff) "**Director**" means the Director appointed pursuant to Section 260 of the CBCA.

(gg) "**Dissent Rights**" has the meaning ascribed thereto in Section 3.01 of this Plan of Arrangement.

(hh) "**Dissenting Shareholder**" means a registered holder of Ceapro Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

(ii) "**DRS Advice**" means a Direct Registry System Advice.

(jj) "**Effective Date**" means the date shown on the Certificate of Arrangement.

(kk) "**Effective Time**" means 12:01 a.m. (Edmonton time) on the Effective Date.

(ll) “**Exchange Ratio**” means 0.09439 of an Aeterna Zentaris Share for each Ceapro Share.

(mm) “**Final Order**” means the final order of the Court approving the Arrangement pursuant to Section 192 of the CBCA after a hearing upon the fairness of the terms and conditions of the Arrangement, which shall include such terms as may be necessary or appropriate to give effect to this Plan of Arrangement, as such order may be amended, modified or varied by the Court at any time prior to the Effective Date (or if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal), in a form acceptable to Ceapro and Aeterna Zentaris, each acting reasonably.

(nn) “**Former Ceapro Shareholders**” means the holders of Ceapro Shares immediately prior to the Effective Time.

(oo) “**Intended U.S. Tax Treatment**” has the meaning ascribed thereto in Section 2.06 of this Plan of Arrangement.

(pp) “**Interim Order**” means the interim order of the Court pursuant to Section 192(4) of the CBCA made in connection with the Arrangement in a form acceptable to Ceapro and Aeterna Zentaris, each acting reasonably, providing for, among other things, the calling and holding of the Ceapro Meeting, as the same may be amended, supplemented or varied by further order of the Court, with the consent of Ceapro and Aeterna Zentaris, each acting reasonably.

(qq) “**Law**” or “**Laws**” means all laws (including common law), by-laws, statutes, rules (including the rules and regulations of any stock or securities exchange or quotation system), regulations, principles of common law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any governmental entity, and to the extent that they have the force of law, policies, standards, practices, guidelines and protocols of any Governmental Entity and the term “**applicable**” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, assets, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, assets, property or securities.

(rr) “**Letter of Transmittal**” means the letter of transmittal to be sent to registered Ceapro Shareholders for use in connection with the Arrangement.

(ss) “**Liens**” means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, encumbrance, adverse right or claim, pre-emptive right or right of first refusal other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

(tt) “**Parties**” means Ceapro and Aeterna Zentaris and “**Party**” means either of them.

(uu) “**Plan of Arrangement**” means this plan of arrangement and any amendments or variations hereto made in accordance with the terms of the Arrangement Agreement or Section 5.01 of this Plan of Arrangement or made at the direction of the Court with the consent of Ceapro and Aeterna Zentaris, each acting reasonably.

(vv) "**Replacement Option**" means an option to purchase Aeterna Zentaris Shares granted by Aeterna Zentaris in exchange for Ceapro Options at the Effective Time pursuant to Section 2.03(b) of this Plan of Arrangement.

(ww) "**Replacement Option In-The-Money Amount**" in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the aggregate Aeterna Zentaris Shares that a holder is entitled to acquire on exercise of the Replacement Option immediately after the Effective Time exceeds the aggregate exercise price to acquire such Aeterna Zentaris Shares.

(xx) "**Tax Act**" means the *Income Tax Act* (Canada).

(yy) "**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended.

(zz) "**United States**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein shall have the same meaning herein as in the CBCA unless the context otherwise requires.

Section 1.02 <u>Interpretation Not Affected by Headings</u>

The division of this Plan of Arrangement into Articles, Sections, paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or paragraph by number or letter or both refer to the Article, Section or paragraph, respectively, bearing that designation in this Plan of Arrangement.

Section 1.03 <u>Number, Gender and Persons</u>

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing gender include all genders and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04 <u>Date for any Action</u>

Unless otherwise expressly stated, if the date on or by which any action is required or permitted to be taken hereunder by a Party is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

Section 1.05 <u>Statutory References</u>

Any reference to a statute refers to such statute, or successor thereto, and all rules, resolutions and regulations made under it, or its successor, respectively, as it or its successor, or they, may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Section 1.06 Currency

Unless otherwise stated, all references herein to sums of money are expressed in lawful money of the United States and "$" or "USD$" refers to United States dollars.

Section 1.07 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Alberta and the laws of Canada applicable therein. All questions as to the interpretation or application of this Plan of Arrangement and all proceedings taken in connection with the Plan of Arrangement shall be subject to the exclusive jurisdiction of the Court.

ARTICLE 2
ARRANGEMENT

Section 2.01 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, and forms part of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

Section 2.02 Binding Effect

This Plan of Arrangement constitutes an arrangement as referred to in section 192 of the CBCA. The Arrangement will become effective at, and be binding at and after, the times referred to in Section 2.03 of this Plan of Arrangement on: (i) Ceapro; (ii) Aeterna Zentaris (iii) all Ceapro Securityholders (including Dissenting Shareholders); and (iv) the Depositary, without any further act or formality required on the part of any person, except as expressly provided herein.

Section 2.03 Arrangement

The following events shall occur and shall be deemed to occur sequentially as set out below, and, except as otherwise set forth herein, without any further authorization, act or formality, in each case, unless stated otherwise, effective as at two-minute intervals starting at the Effective Time (unless otherwise indicated):

(a) immediately prior to the Effective Date and not through the effect of the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, Aeterna Zentaris shall issue 2,534,424 Aeterna Zentaris New Warrants to the holders of Aeterna Zentaris Shares and the holders of Aeterna Zentaris Adjusted Warrants;

(b) each Ceapro Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall cease to represent an option or other right to acquire Ceapro Shares and shall, without any further act or formality by or on behalf of the holder thereof, be exchanged by the holder thereof for a Replacement Option to acquire from Aeterna Zentaris such number of Aeterna Zentaris Shares equal to the product of: (A) that number of Ceapro Shares that were issuable upon exercise of such Ceapro Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of an Aeterna Zentaris Share on any particular exercise of Replacement Options, then the number of Aeterna Zentaris Shares

otherwise issued shall be rounded down to the nearest whole number of Aeterna Zentaris Shares. The exercise price per Aeterna Zentaris Share subject to a Replacement Option shall be an amount equal to the quotient of: (A) the exercise price per Ceapro Share subject to each such Ceapro Option immediately before the Effective Time; divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent. All other terms and conditions of a Replacement Option, including the term to expiry, vesting requirements, conditions to and manner of exercising, will be subject to and in accordance with the Aeterna Zentaris Stock Option Plans, as the same may be amended from time to time, and the rules and regulations of the TSX and Nasdaq. Notwithstanding any of the foregoing, in respect only of Ceapro Optionholders whom are resident in Canada (within the meaning of the Tax Act) or who received their Ceapro Options in respect of the performance of duties of an office or employment in Canada (for the purposes of the Tax Act), it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Ceapro Option for a Replacement Option. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Ceapro Option In-The-Money Amount in respect of the Ceapro Option for which it is exchanged, then the exercise price per Aeterna Zentaris Share of such Replacement Option will be increased accordingly by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Ceapro Option In-The-Money Amount in respect of such Ceapro Option. It is further intended that each Ceapro Option that is held by a holder who is subject to taxation in the United States will be exchanged for a Replacement Option in a manner compliant with Section 409A of the Code and further that if such Ceapro Option is an "incentive stock option" (as defined in Section 422 of the Code) in a manner compliant with Section 424 of the Code, and this Section 2.03(b) will be construed consistently with such intent;

(c) subject to Section 3.01 of this Plan of Arrangement, each Ceapro Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall, without any further act or formality by or on behalf of the Dissenting Shareholder, be deemed to be assigned and transferred by the Dissenting Shareholder to Ceapro in consideration for a debt claim against Ceapro for the amount determined under Article 3 of this Plan of Arrangement, and:

(i) such Dissenting Shareholder shall cease to be the holder thereof and shall cease to have any rights as a Ceapro Shareholder other than the right to be paid the fair value of such Ceapro Shares in accordance with this Plan of Arrangement;

(ii) the name of each Dissenting Shareholder shall be removed as the holder of such Ceapro Shares from the register of Ceapro Shareholders as of the Effective Time;

(iii) each Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to assign and transfer such Ceapro Share in accordance with this Section 2.03(c) of this Plan of Arrangement; and

(iv) Aeterna Zentaris shall be deemed to be the transferee of such Ceapro Shares free and clear of all Liens and shall be entered in the register of holders of the Ceapro Shares maintained by or on behalf of Ceapro; and

(d) each Ceapro Share held by a Ceapro Shareholder (other than Ceapro Shares held by Dissenting Shareholders) shall, without any further act or formality by or on behalf of the Ceapro Shareholders, be deemed to be assigned and transferred by the holder thereof to Aeterna Zentaris in exchange for the Consideration, and:

(i) such Ceapro Shareholder shall cease to be the holder thereof and shall cease to have any rights as a Ceapro Shareholder other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(ii) the name of each Ceapro Shareholder shall be removed as the holder of such Ceapro Shares from the register of Ceapro Shareholders as of the Effective Time;

(iii) each Ceapro Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to assign and transfer such Ceapro Share in accordance with this Section 2.03(d) of this Plan of Arrangement; and

(iv) Aeterna Zentaris shall be deemed to be the transferee of such Ceapro Shares free and clear of all Liens and shall be entered in the register of holders of the Ceapro Shares maintained by or on behalf of Ceapro.

Section 2.04 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 2.05 No Fractional Consideration

No fractional Aeterna Zentaris Shares shall be issued to Former Ceapro Shareholders under this Plan of Arrangement. The number of Aeterna Zentaris Shares to be issued to Former Ceapro Shareholders shall be rounded down to the nearest whole Aeterna Zentaris Share in the event that a Former Ceapro Shareholder is entitled to a fractional share without any additional compensation in lieu of such fractional share.

Section 2.06 U.S. Tax Matters

For U.S. federal (and applicable state and local) income tax purposes, (i) the Arrangement is intended to be treated as a "reorganization" within the meaning of Section 368(a) of the Code and (ii) the Arrangement Agreement and this Plan of Arrangement are intended to constitute a "plan of reorganization" within the meaning of the United States Treasury Regulation Section 1.368-2(g) (clauses (i) and (ii), collectively, the "**Intended U.S. Tax Treatment**"). The Parties (i) agree to report consistently with the Intended U.S. Tax Treatment on their income tax returns, and to not take any position for applicable income tax purposes (whether in the conduct of an audit, preparation of tax returns, or otherwise; provided that such position shall not preclude a Party from settling or otherwise resolving an audit) that is inconsistent therewith and (ii) agree to not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from being treated inconsistently with the Intended U.S. Tax Treatment.

ARTICLE 3
DISSENT RIGHTS

Section 3.01 Dissent Rights

Each registered holder of Ceapro Shares may exercise dissent rights with respect to Ceapro Shares held by such Dissenting Shareholder ("**Dissent Rights**"), in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 3.01; *provided* that, notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Section 190(5) of the CBCA must be received by Ceapro not later than 48 hours (excluding Saturday, Sundays and statutory holidays in Edmonton, Alberta) prior to the Ceapro Meeting. Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 3.01, shall be deemed to have transferred all Ceapro Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to Ceapro, as provided in Section 2.03(c) of this Plan of Arrangement and if such Dissenting Shareholder:

(a) is ultimately entitled to be paid fair value for its Ceapro Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Section 2.03 of this Plan of Arrangement (other than Section 2.03(c)); (ii) will be entitled to be paid the fair value of such Ceapro Shares by Ceapro; which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted, and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Ceapro Shares; or

(b) ultimately is not entitled, for any reason, to be paid fair value for such Ceapro Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Ceapro Shares and shall be entitled to receive only the Consideration contemplated by Section 2.03(d) of this Plan of Arrangement that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

Section 3.02 Recognition of Dissenting Shareholders

(a) In no circumstances shall Aeterna Zentaris, Ceapro or any other person be required to recognize a person exercising Dissent Rights unless such person was the registered holder of those Ceapro Shares on the record date in respect of which such Dissent Rights are sought to be exercised.

(b) In no circumstances shall Aeterna Zentaris, Ceapro or any other person be required to recognize any such holders as holders of Ceapro Shares after the completion of the transfer under Section 2.03(c) of this Plan of Arrangement, and each Dissenting Shareholder will cease to be entitled to the rights of a Ceapro Shareholder in respect of Ceapro Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the register of Ceapro Shareholders shall be amended to reflect that such former holder is no longer the holder of such Ceapro Shares as of and from the Effective Time.

(c) In addition to any other restrictions under Section 190 of the CBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Ceapro Option; and (ii) any Ceapro Shareholder who votes or has instructed a proxyholder to vote such Ceapro Shareholder's Ceapro Shares in favour of the Arrangement Resolution (but only in respect of such Ceapro Shares).

ARTICLE 4
DELIVERY OF AETERNA ZENTARIS SHARES

Section 4.01 Delivery of Aeterna Zentaris Shares

(a) Following the receipt of the Final Order and prior to the Effective Date, Aeterna Zentaris shall deliver or arrange to be delivered to the Depositary, certificate(s) or other evidence of ownership representing the aggregate number of Aeterna Zentaris Shares to satisfy the Consideration required to be issued to Former Ceapro Shareholders in accordance with the provisions of Section 2.03 of this Plan of Arrangement (other than the Dissenting Shareholders).

(b) Upon surrender to the Depositary for cancellation of a certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Ceapro Shares that were transferred pursuant to Section 2.03(d) of this Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, such Former Ceapro Shareholder shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, certificates or DRS Advices representing the Aeterna Zentaris Shares that the Former Ceapro Shareholder is entitled to receive in accordance with Section 2.03 of this Plan of Arrangement. After the Effective Time, the Depositary shall cause the Consideration to be delivered to the Former Ceapro Shareholder as instructed by such holder in the Letter of Transmittal.

(c) After the Effective Time and until surrendered for cancellation as contemplated by Section 4.01(b) of this Plan of Arrangement, each certificate or DRS Advice, if any, that immediately prior to the Effective Time represented one or more Ceapro Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS Advice, if any, is entitled to receive in accordance with Section 2.03 of this Plan of Arrangement.

(d) For greater certainty, none of the holders of Ceapro Options shall be entitled to receive any consideration with respect to such Ceapro Options other than consideration such holder is entitled to receive in accordance with Section 2.03(b) of this Plan of Arrangement.

Section 4.02 Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Ceapro Shares that were exchanged for Aeterna Zentaris Shares in accordance with Section 2.03 of this Plan of Arrangement, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate or DRS Advice representing the Aeterna Zentaris Shares that such holder is entitled to receive in accordance with Section 2.03 of this Plan of Arrangement. When authorizing such

delivery of certificates or DRS Advice representing Aeterna Zentaris Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom certificates or DRS Advice representing such Aeterna Zentaris Shares is to be delivered shall, as a condition precedent to the delivery of such Aeterna Common Zentaris Shares, give a bond satisfactory to Aeterna Zentaris and the Depositary in such amount as Aeterna Zentaris and the Depositary may reasonably direct, or otherwise indemnify Aeterna Zentaris and the Depositary in a manner satisfactory to Aeterna Zentaris and the Depositary, each acting reasonably, against any claim that may be made against Aeterna Zentaris or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.03 <u>Distributions with Respect to Unsurrendered Certificates</u>

No dividend or other distribution declared or made after the Effective Time with respect to Aeterna Zentaris Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate or DRS Advice that, immediately prior to the Effective Time, represented outstanding Ceapro Shares unless and until the holder of such certificate or DRS Advice shall have complied with the provisions of Section 4.01 or Section 4.02 of this Plan of Arrangement. Subject to applicable law and to Section 4.04 of this Plan of Arrangement, at the time of such compliance, there shall, in addition to the delivery of certificates or DRS Advice representing Aeterna Zentaris Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Aeterna Zentaris Shares.

Section 4.04 <u>Adjustment to Share Consideration</u>

The number of Aeterna Zentaris Shares, if any, that a Ceapro Shareholder is entitled to receive as Consideration pursuant to Section 2.03(d) of this Plan of Arrangement shall be adjusted to reflect fully the effect of any share split, reverse split or split dividend (including any dividend or distribution of securities convertible into Aeterna Zentaris Shares), consolidation, reorganization, recapitalization or other similar change with respect to Aeterna Zentaris Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time; provided, however, for the avoidance of doubt, no adjustment shall be made as a result of the issuance of Aeterna Zentaris New Warrants or any Aeterna Zentaris Shares issuable upon the exercise thereof.

Section 4.05 <u>Withholding Rights</u>

Aeterna Zentaris, Ceapro and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any Former Ceapro Shareholders such amounts as Aeterna Zentaris, Ceapro or the Depositary may be required or permitted to deduct and withhold therefrom under the Tax Act, the Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate taxation authority. To the extent the amount required to be deducted or withheld from any consideration payable or otherwise deliverable to any person hereunder exceeds the amount of cash consideration, if any, otherwise payable to the person, any of Aeterna Zentaris, Ceapro or the Depository is hereby authorized to sell or otherwise dispose of any non-cash consideration payable to the person as is necessary to provide sufficient funds to Aeterna Zentaris, Ceapro or the Depository, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and Aeterna Zentaris, Ceapro and the Depository

shall notify such person and remit to such person any unapplied balance of the net proceeds of such sale. If any withholding Tax is assessed against and paid by Aeterna Zentaris, Ceapro or the Depositary, then the Former Ceapro Shareholders in respect of which such deduction or withholding should have been made will indemnify and hold harmless such withholding agent from and against such Tax, but only to the extent such Former Ceapro Shareholders actually received the amount that should have been deducted or withheld.

Section 4.06 U.S. Securities Laws Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that all Aeterna Zentaris Shares issued to Ceapro Shareholders in exchange for Ceapro Shares and all Replacement Options issued to Ceapro Optionholders in exchange for Ceapro Options pursuant to this Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

Section 4.07 Extinction of Rights

To the extent that a Former Ceapro Shareholder shall not have complied with the provisions of Section 4.01 or Section 4.02 of this Plan of Arrangement on or before the date that is six years after the Effective Date, then the certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Ceapro Shares held by such Former Ceapro Shareholder shall cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against Ceapro, Aeterna Zentaris, the Depositary or any other person. On such date, the Consideration to which such Former Ceapro Shareholder would otherwise have been entitled to receive, together with any distributions or dividends such holder would otherwise have been entitled to receive shall be deemed to have been surrendered for no consideration to Aeterna Zentaris. Neither Ceapro nor Aeterna Zentaris will be liable to any person in respect of any cash or securities which is forfeited to Aeterna Zentaris or delivered to any public official pursuant to any applicable abandoned property or similar law.

ARTICLE 5
AMENDMENTS AND WITHDRAWAL

Section 5.01 Amendments to Plan of Arrangement

(a) Aeterna Zentaris and Ceapro reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Aeterna Zentaris and Ceapro, (iii) filed with the Court and, if made following the Ceapro Meeting, approved by the Court, and (iv) communicated to Ceapro Securityholders if and as required by the Court or applicable Law.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Ceapro at any time prior to the Ceapro Meeting provided that Aeterna Zentaris shall have consented thereto in writing (such consent not to be unreasonably withheld, conditioned or delayed) with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Ceapro Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Ceapro Meeting shall be effective only if: (i) it is consented to in writing by each of Aeterna Zentaris and Ceapro; and (ii) if required by the Court or applicable Law, it is consented to by the Ceapro Securityholders voting in the manner directed by the Court.

(d) Notwithstanding Section 5.01(a) of this Plan of Arrangement, Aeterna Zentaris and Ceapro may, at any time following the Effective Time, amend, modify or supplement this Plan of Arrangement without the approval of the Ceapro Securityholders or the Court provided that each amendment, modification or supplement (i) must be set out in writing, (ii) must concern a matter which, in the reasonable opinion of each of Aeterna Zentaris and Ceapro is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (iii) is not adverse to the economic interests of any Former Ceapro Securityholders.

Section 5.02 Withdrawal

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement. Upon termination of this Plan of Arrangement pursuant to the terms of the Arrangement Agreement, no Party shall have any liability or further obligation to any other Party hereunder other than as set out in the Arrangement Agreement.

ARTICLE 6
MISCELLANEOUS

Section 6.01 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

Section 6.02 Paramountcy

From and after the Effective Time:

(a) this Plan of Arrangement shall take precedence and priority over any and all rights related to the Ceapro Shares and Ceapro Options issued prior to the Effective Time;

(b) the rights and obligations of the holders of Ceapro Shares and Ceapro Options and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c) all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Ceapro Shares and Ceapro Options shall be deemed to have been settled, compromised, released and determined without any liability except as set forth herein.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF COMMON SHARES OF CEAPRO INC. ("CEAPRO") AND OF THE HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES OF CEAPRO THAT:

1. The arrangement (the "**Arrangement**") under Section 192 of the Canada Business Corporations Act of Ceapro, pursuant to the arrangement agreement dated December 14, 2023 between Ceapro and Aeterna Zentaris Inc. (the "**Arrangement Agreement**"), all as more fully described and set forth in the management information circular of Ceapro prepared in connection with the meeting of the shareholders of Ceapro called in order to approve this resolution, as it may be amended, supplemented or otherwise modified from time to time (the "**Circular**"), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2. The plan of arrangement of Ceapro, as it may be amended, supplemented or otherwise modified from time to time (the "**Plan of Arrangement**"), the full text of which is set out in Appendix A to the Circular, is hereby authorized, approved and adopted.

3. The (i) Arrangement Agreement and all the transactions contemplated therein, (ii) actions of the directors of Ceapro in approving the Arrangement and the Arrangement Agreement, and (iii) actions of the directors and officers of Ceapro in executing and delivering the Arrangement Agreement, are hereby ratified and approved.

4. Ceapro is hereby authorized to apply for a final order from the Court of King's Bench of Alberta to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, amended, supplemented or otherwise modified).

5. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of Ceapro (the "**Securityholders**") entitled to vote thereon or that the Arrangement has been approved by the Court of King's Bench of Alberta, the directors of Ceapro are hereby authorized and empowered, without notice to or approval of the Securityholders: to (i) amend, supplement or otherwise modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6. Any director or officer of Ceapro is hereby authorized and directed for and on behalf of Ceapro to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the performance of any such other act or thing.

SCHEDULE C
AETERNA ZENTARIS RESOLUTIONS

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE HOLDERS ("SHAREHOLDERS") OF COMMON SHARES OF AETERNA ZENTARIS INC. ("AETERNA ZENTARIS") THAT:

1. Aeterna Zentaris be and is hereby authorized and directed to issue up to 10,233,199 common shares in the capital of Aeterna Zentaris (each, a "**Common Share**") and up to 2,534,424 common share purchase warrants (each, an "**Aeterna Zentaris New Warrant**"), each exercisable for one Common Share, in connection with the acquisition of all of the issued and outstanding common shares in the capital of Ceapro Inc. ("**Ceapro**") pursuant to a plan of arrangement (the "**Plan of Arrangement**") under Section 192 of the *Canada Business Corporations Act* (the "**Arrangement**") in accordance with an arrangement agreement dated December 14, 2023 between Aeterna Zentaris and Ceapro, as it may be amended, supplemented or otherwise modified from time to time (the "**Arrangement Agreement**"), all as more fully described and set forth in the management information circular of Aeterna Zentaris prepared in connection with the meeting of the shareholders of Aeterna Zentaris called in order to approve this resolution as well as the other resolutions set forth below, as it may be amended, supplemented or otherwise modified from time to time (the "**Circular**"), such number of Common Shares consisting of: (i) up to 7,390,300 Common Shares issuable to shareholders of Ceapro pursuant to the Plan of Arrangement; (ii) up to 308,475 Common Shares issuable upon exercise of Aeterna Zentaris replacement options to be issued pursuant to the Plan of Arrangement in exchange for Ceapro options; and (iii) up to 2,534,424 Common Shares issuable upon exercise of the Aeterna Zentaris New Warrants, which figures include, in each case, a 1% buffer to account for clerical and administrative matters.

2. The Common Shares referred to above will be, when issued, validly issued as fully paid and non-assessable common shares in the capital of Aeterna Zentaris and the registrar and transfer agent of the Common Shares from time to time is hereby authorized and directed upon receipt of a direction from any one director or officer of Aeterna Zentaris to countersign and deliver certificates, or other evidence of issuance, in respect of the Common Shares.

3. Notwithstanding that this resolution has been duly passed by the Shareholders or that the Arrangement has been approved by the Court of Kings Bench of Alberta, the directors of Aeterna Zentaris are hereby authorized and empowered, at their discretion and without notice to or approval of the Shareholders, to: (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby; (ii) revoke this resolution, in whole or in part, and not give effect to this resolution; (iii) increase the number of Common Shares issuable in connection with the Arrangement, subject to the limitations imposed by the Toronto Stock Exchange or the Nasdaq; or (iv) subject to the terms of the Arrangement Agreement, not proceed with the Arrangement or any related transactions.

4. Any director or officer of Aeterna Zentaris is hereby authorized and directed for and on behalf of Aeterna Zentaris to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or

desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the performance of any such act or thing.

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1. Conditional upon the closing of the Arrangement, the number of directors is increased from five to eight.

2. Conditional upon the closing of the Arrangement, each of Ronald Miller, Ulrich Kosciessa, Geneviève Foster and William W. Li are hereby elected as additional directors of Aeterna Zentaris, to hold office until the next annual meeting of shareholders of Aeterna Zentaris, or until their successors are duly elected or appointed.

3. Upon the closing of the Arrangement, any one director or officer of Aeterna Zentaris be and is hereby authorized and instructed to prepare, execute and file a Notice of Change of Directors in the prescribed form on behalf of Aeterna Zentaris.

4. Any director or officer of Aeterna Zentaris is hereby authorized and directed for and on behalf of Aeterna Zentaris to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the performance of any such act or thing.

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

1. Aeterna Zentaris be and is hereby authorized and directed to amend its articles of amendment to change the number of issued and outstanding Common Shares by consolidating the issued and outstanding Common Shares on the basis of a consolidation ratio (the "**Consolidation Ratio**") within the range of one post-consolidation Common Share for every [●] to [●] pre-consolidation Common Shares (the "**Consolidation**"), subject to any required regulatory approvals; and that no fractional Common Shares shall be issued in connection with the Consolidation and, instead, where the Consolidation would result in the issuance of a fractional Common Share, the number of post-Consolidation Common Shares issued to the Shareholder shall be rounded down to the nearest whole number of Common Shares and the Shareholder shall not receive any payment for such fractional Common Share.

2. The final Consolidation Ratio shall be determined by the directors of Aeterna Zentaris in their sole discretion and shall be the Consolidation Ratio shown in the certificate of amendment giving effect to the Consolidation issued by the Director appointed under the *Canada Business Corporations Act*.

3. The effective date of the Consolidation shall be determined by the directors of Aeterna Zentaris in their sole discretion and shall be the date shown in the certificate of amendment giving effect to the Consolidation issued by the Director appointed under the *Canada Business Corporations Act* or such other date indicated in the articles of amendment with respect to the same.

4. Any director or officer of Aeterna Zentaris is hereby authorized and directed for and on behalf of Aeterna Zentaris to execute, deliver and file, or cause to be executed, delivered and filed, the articles of amendment of Aeterna Zentaris giving effected to the Consolidation to the Director under the *Canada Business Corporations Act* and to execute, deliver and file, or cause to be executed, delivered and filed, all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect thereto.

5. Notwithstanding that this resolution has been passed by the Shareholders, the directors of Aeterna Zentaris are hereby authorized and empowered, without notice to or approval of the Shareholders, to not proceed, in whole or in part, with the Consolidation.

6. Any director or officer of Aeterna Zentaris is hereby authorized and directed for and on behalf of Aeterna Zentaris to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the performance of any such act or thing.

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

1. Aeterna Zentaris be and is hereby authorized and directed to further amend its articles of amendment to change the name of Aeterna Zentaris to [●] pursuant to and in accordance with the terms of the Arrangement Agreement, subject to any required regulatory approvals (the "**Name Change**").

2. The effective date of the Name Change shall be determined by the directors of Aeterna Zentaris in their sole discretion and shall be the date shown in the certificate of amendment giving effected to the Name Change issued by the Director appointed under the *Canada Business Corporations Act* or such other date indicated in the articles of amendment with respect to the same.

3. Any director or officer of Aeterna Zentaris is hereby authorized and directed for and on behalf of Aeterna Zentaris to execute, deliver and file, or cause to be executed, delivered and filed, the articles of amendment of Aeterna Zentaris giving effect to the Name Change to the Director under the *Canada Business Corporations Act* and to execute, deliver and file, or cause to be executed, delivered and filed, all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect thereto.

4. Notwithstanding that this resolution has been passed by the Shareholders, the directors of Aeterna Zentaris are hereby authorized and empowered, without notice to or approval of the Shareholders, to not proceed, in whole or in part, with the Name Change.

5. Any director or officer of Aeterna Zentaris is hereby authorized and directed for and on behalf of Aeterna Zentaris to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF AETERNA ZENTARIS

(a) Fairness Opinion and Board Approval. As of the date hereof:

(i) The Aeterna Zentaris Board has received the opinion of Raymond James Financial, Inc. to the effect that, as of the date of such opinion, based upon and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the Exchange Ratio is fair, from a financial point of view, to the Aeterna Zentaris Shareholders (the "**Aeterna Zentaris Fairness Opinion**").

(ii) The Aeterna Zentaris Board, after consultation with its financial and legal advisors, has unanimously (i) determined that this Agreement, the Arrangement and the other transactions contemplated by this Agreement are in the best interests of Aeterna Zentaris, (ii) determined that the Arrangement is fair to the Aeterna Zentaris Shareholders, (iii) approved and declared advisable this Agreement, the Arrangement and the other transactions contemplated by this Agreement and accordingly, has resolved to make the Aeterna Zentaris Board Recommendation.

(iii) The Aeterna Board has been authorized by Raymond James Financial, Inc. to permit inclusion of the Aeterna Fairness Opinion and references thereto in the Aeterna Circular.

(b) Organization and Qualification; Subsidiaries. Each of Aeterna Zentaris and its subsidiaries is a corporation duly incorporated, amalgamated, continued or created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or legal power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. A true and complete copy of the constating documents of Aeterna Zentaris and each of its subsidiaries has been provided to Ceapro and neither Aeterna Zentaris nor any of its subsidiaries is in material default of the performance, observance or fulfillment of any of the provisions of its respective constating documents. Each of Aeterna Zentaris and its subsidiaries is duly registered, licensed or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be so registered or in good standing would not have, or be expected to have, an Aeterna Zentaris Material Adverse Effect. No steps or proceedings have been taken, instituted or are pending, or to the knowledge of Aeterna, threatened, for the dissolution, winding up or liquidation of Aeterna Zentaris or any of its subsidiaries.

(c) Intra-Group Agreements. Except as disclosed in Schedule D, paragraph (c) of the Aeterna Zentaris Disclosure Letter, between Aeterna Zentaris and any of its subsidiaries or third parties, there are no any inter-company agreements within the scope of Section 291 et seq. of the German Stock Corporation Act or any equivalent agreement under the Laws of any jurisdiction, joint-venture agreements and similar agreements on strategic cooperation, including agreements which may

result in a material limitation of any of Aeterna Zentaris' or its subsidiaries' business activities.

(d) Authority Relative to this Agreement. Aeterna Zentaris has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Aeterna Zentaris as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Aeterna Zentaris, the performance by Aeterna Zentaris of its obligations under this Agreement and the completion of the Arrangement have been duly authorized by the Aeterna Zentaris Board and except for obtaining Aeterna Zentaris Shareholder Approval in the manner contemplated herein, no other corporate proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Aeterna Zentaris and, constitutes a legal, valid and binding obligation of Aeterna Zentaris, enforceable against Aeterna Zentaris in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e) No Material Change. Since December 31, 2022, except as contemplated by this Agreement or as disclosed in Schedule D, paragraph (e) of the Aeterna Zentaris Disclosure Letter:

(i) Each of Aeterna Zentaris and its subsidiaries has conducted its business only in the ordinary and regular course of business, excluding conduct related to the proposed Arrangement.

(ii) There has not occurred any event that constituted an Aeterna Zentaris Material Adverse Effect.

(iii) There has not been any write-down by Aeterna Zentaris of any of its assets or the assets of any of its subsidiaries in excess of $150,000.

(iv) There has not been any material expenditure or commitment to expend by Aeterna Zentaris with respect to capital expenses.

(v) Aeterna Zentaris has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Aeterna Zentaris Shares.

(vi) Aeterna Zentaris has not effected any material change in its accounting methods, principles or practices.

(vii) Neither Aeterna Zentaris nor any of its subsidiaries has approved or entered into any agreement in respect of any acquisition or sale, lease, license or other disposition by Aeterna Zentaris or its subsidiaries of any interest in any material assets whether by asset sale, transfer of property, shares or otherwise.

(viii) Neither Aeterna Zentaris nor any of its subsidiaries has granted any severance, termination or change of control bonus or pay to, entered into any deferred compensation, severance, termination or change of control or other similar agreement (or amend any such existing agreement) with any officer, employee, consultant or director of Aeterna Zentaris or any of its subsidiaries.

(ix) There has been no dividend or distribution of any kind declared, paid or made by Aeterna Zentaris on any Aeterna Zentaris Shares.

(x) There has not been any acquisition or sale by Aeterna Zentaris or its subsidiaries of any material property or assets.

(xi) Other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Aeterna Zentaris or its subsidiaries of any debt for borrowed money, any creation or assumption by Aeterna Zentaris or its subsidiaries of any Lien or any making by Aeterna Zentaris of any loan, advance or capital contribution to or investment in any other Person.

(xii) There has not been any entering into, or amendment of any material terms of, any Material Contract, other than in the ordinary and regular course of business consistent with past practice.

(xiii) Neither Aeterna Zentaris nor any of its subsidiaries has agreed, announced, resolved or committed to do any of the foregoing.

(f) No Violations. Except as disclosed in Schedule D, paragraph (f) of the Aeterna Zentaris Disclosure Letter, the authorization, execution and delivery of this Agreement by Aeterna Zentaris the completion of the transactions contemplated by this Agreement or the Arrangement, the performance by Aeterna Zentaris of its obligations hereunder or thereunder and the compliance by Aeterna Zentaris with any of the provisions of the Agreement do not and will not (with or without notice or lapse of time or both):

(i) result in a violation or breach of, conflict with constitute a default under, require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, revocation, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

(A) the articles of incorporation, by-laws or other constating documents of Aeterna Zentaris or its subsidiaries;

(B) any Permit or Material Contract to which Aeterna Zentaris or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Aeterna Zentaris or any of its subsidiaries is bound; or

(C) any Laws applicable to Aeterna Zentaris, its subsidiaries, or any of their respective properties or assets;

(ii) give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitations under any material note, bond, mortgage, indenture, Material Contract, license, franchise or Permit to which Aeterna Zentaris or its subsidiaries is a party;

(iii) give rise to any termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available;

(iv) result in the imposition of any Lien upon any of the property or assets of Aeterna Zentaris or its subsidiaries or restrict, hinder, impair or limit the ability of either Aeterna Zentaris or its subsidiaries to conduct its business as and where it is now being conducted which would, individually or in the aggregate, reasonably be expected to have an Aeterna Zentaris Material Adverse Effect;

(v) result in any payment (including retention, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of Aeterna Zentaris or its subsidiaries, or increase any benefit payable to such director, officer or employee by Aeterna Zentaris or any of its subsidiaries, or result in the acceleration of the time of payment or vesting of any such benefits;

except in the case of clause (i)(B) above, for such breaches, conflicts, defaults, consents, approvals, terminations, revocations, cancellations, suspensions, accelerations, penalties, payment obligations or rights (A) which would not, or the absence of which would not, individually or in the aggregate, be material to Aeterna Zentaris and its subsidiaries on a consolidated basis and (B) in the case of clause (i)(C), for any violation, breach, conflict or default which would not reasonably be expected to have, individually or in the aggregate, a Aeterna Zentaris Material Adverse Effect.

(g) Required Consents. Except as disclosed in Schedule D, paragraph (g) of the Aeterna Zentaris Disclosure Letter, no consents, approvals or notices are required from any third party under any Material Contracts of Aeterna Zentaris or any of its subsidiaries in order for Aeterna Zentaris and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(h) Governmental Filings. Except as disclosed in Schedule D, paragraph (h) of the Aeterna Zentaris Disclosure Letter, other than the filings, notices, waiting periods or approvals required by the Interim Order, the Final Order or the Regulatory Approvals or any filings, notices, waiting periods of approvals to or from any Governmental Entity which, if not taken or made, would not have, individually or in the aggregate, an Aeterna Material Adverse Effect, no consent, approval, order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to Aeterna Zentaris in connection with the execution and delivery of

this Agreement, the performance by Aeterna Zentaris of its obligations under this Agreement.

(i) Capitalization. The authorized share capital of Aeterna Zentaris consists of an unlimited number of Aeterna Zentaris Shares, an unlimited number of first preferred shares issuable in series and an unlimited number of second preferred shares issuable in series. As of the date of this Agreement, there were 4,855,876 issued and outstanding Aeterna Zentaris Shares, nil issued and outstanding first preferred shares and nil issued and outstanding second preferred shares. As of the date of this Agreement, 53,400 Aeterna Zentaris Shares were issuable upon the exercise of Aeterna Zentaris Options, 196,920 Aeterna Zentaris Shares were issuable upon the redemption of Aeterna Zentaris DSUs and 457,648 Aeterna Zentaris Shares were issuable upon the exercise of the Aeterna Zentaris Warrants. Schedule D, paragraph (i) of the Aeterna Zentaris Disclosure Letter sets forth with respect to each Aeterna Zentaris Option and Aeterna Zentaris DSU outstanding as of the date of this Agreement, as applicable, (i) the number of Aeterna Zentaris Shares issuable therefor; (ii) the purchase price payable therefor upon the exercise thereof; and (iii) the date on which such security was granted or issued. Except for the Aeterna Zentaris Options, Aeterna Zentaris DSUs, Aeterna Zentaris Warrants, the Aeterna Zentaris New Warrants and the Plan of Arrangement, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Aeterna Zentaris of any securities of Aeterna Zentaris (including Aeterna Zentaris Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Aeterna Zentaris (including Aeterna Zentaris Shares) or any subsidiary of Aeterna Zentaris. All outstanding Aeterna Zentaris Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Aeterna Zentaris Shares issuable upon the exercise of Aeterna Zentaris Options, Aeterna Zentaris DSUs, Aeterna Zentaris Warrants and Aeterna Zentaris New Warrants in accordance with their respective terms have been, or in the case of Aeterna Zentaris New Warrants, will be at the Effective Time, duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not subject to any pre-emptive rights. All securities of Aeterna Zentaris (including the Aeterna Zentaris Shares, the Aeterna Zentaris Options, the Aeterna Zentaris DSUs, the Aeterna Zentaris Warrants and the Aeterna Zentaris New Warrants) have been issued or, in the case of the Aeterna Zentaris New Warrants, will be issued, in compliance with all applicable Laws and Securities Laws. Other than the Aeterna Zentaris Options, Aeterna Zentaris DSUs and Aeterna Zentaris Warrants, there are no securities of Aeterna Zentaris or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Aeterna Zentaris Shareholders on any matter. There are no outstanding contractual or other obligations of Aeterna Zentaris or any of its subsidiaries to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Aeterna Zentaris or any of its subsidiaries having the right to vote with the holders of the outstanding Aeterna Zentaris Shares on any matters. Aeterna Zentaris has provided Ceapro with a true and complete copy of the Aeterna Zentaris Stock Option Plans and

there are no contracts, commitments, agreements, arrangements or understandings between (x) Aeterna Zentaris or any of its subsidiaries on the one hand and (y) any current holder of Aeterna Zentaris Options, Aeterna Zentaris DSUs, warrants and other convertible securities of Aeterna Zentaris on the other, which would result in any such security vesting or becoming immediately exercisable solely as a result of the Arrangement. Schedule D, paragraph (i) of the Aeterna Zentaris Disclosure Letter sets forth the adjustment to the number of Aeterna Zentaris Shares issuable upon exercise of the Aeterna Zentaris Warrants and to the exercise price of such Aeterna Zentaris Warrants as a result of the closing of the Arrangement. All dividends or distributions on securities of Aeterna Zentaris that have been declared or authorized have been paid.

(j) Ownership of Subsidiaries. Schedule D, paragraph (j) of the Aeterna Zentaris Disclosure Letter lists, as of the date hereof, each Aeterna Zentaris subsidiary (including its jurisdiction of incorporation or formation). All of the outstanding shares of, and any other equity interests in, each Aeterna Zentaris subsidiary are, directly or indirectly, owned by Aeterna Zentaris. All the issued and outstanding shares of, or other equity interests in, each such Aeterna Zentaris subsidiary, to the extent applicable, have been validly issued and are fully paid and non-assessable and are owned directly or indirectly by Aeterna Zentaris free and clear of all Liens and free of any restriction on the right to vote, sell or otherwise dispose of such shares or other equity or similar interests, and no Person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any Aeterna Zentaris subsidiaries or any other security convertible into or exchangeable for any such shares. Except as set forth in Schedule D, paragraph (j) of the Aeterna Zentaris Disclosure Letter, Aeterna Zentaris does not own, directly or indirectly any shares of, or other voting securities or equity or similar interests in, any corporation, partnership, joint venture, association, limited liability company or other entity or Person.

(k) Reporting Status and Securities Laws Matters. Aeterna Zentaris is a "reporting issuer" and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of Canada. The Aeterna Zentaris Shares are registered pursuant to Section 12(b) of the Exchange Act and Aeterna Zentaris files and furnishes reports with the SEC pursuant to Section 13(a) of the Exchange Act. Aeterna Zentaris does not have any other class of equity securities registered under the Exchange Act, nor is Aeterna Zentaris currently subject to any reporting obligation pursuant to Section 15(d) of the Exchange Act. The Aeterna Zentaris Shares are listed on the TSX and Nasdaq, and Aeterna Zentaris is in compliance with the rules and policies of the TSX, Nasdaq and with applicable Securities Laws in all material respects. Aeterna Zentaris is not subject to regulation by any other stock exchange. No delisting, suspension of trading in or cease trading order with respect to any securities of Aeterna Zentaris and, to the knowledge of Aeterna Zentaris, no inquiry or investigation (formal or informal) of any Securities Authority, the TSX and Nasdaq is in effect or ongoing or, to the knowledge of Aeterna Zentaris, expected to be implemented or undertaken. As of the date of this Agreement, Aeterna Zentaris has not taken any action to cease to be a reporting issuer in any province or territory of Canada or in the United States nor has Aeterna Zentaris received notification from any Securities Authority to

revoke the reporting issuer status of Aeterna Zentaris. To the knowledge of Aeterna, no current director or officer of Aeterna Zentaris or of any of Aeterna Zentaris' subsidiaries has received any objection from any Securities Authority or stock exchange as to his or her serving as a director or officer of Aeterna Zentaris or any of the Aeterna Zentaris subsidiaries.

(l) Public Filings. All material forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any form, document or report (but not including any document incorporated by reference into an exhibit), required to have been filed with or furnished to the applicable Securities Authorities by Aeterna Zentaris since January 1, 2022 and all documents to be filed by or on behalf of Aeterna Zentaris following the date of this Agreement until the Effective Time (all such documents and information comprising the Aeterna Zentaris Public Disclosure Record), have been or will be timely filed or furnished, as the case may be. As of their respective dates (or, if amended, as of the date of such amendment), none of the Aeterna Zentaris Public Disclosure Record contained any Misrepresentation, and the Aeterna Zentaris Public Disclosure Record complied in all material respects with the requirements of applicable Securities Laws. Aeterna Zentaris has not filed any confidential material change report or confidential treatment request with any Securities Authorities, the TSX or Nasdaq that, at the date of this Agreement, remains confidential. To the knowledge of Aeterna Zentaris, neither Aeterna Zentaris nor any of the Aeterna Zentaris Public Disclosure Record is subject to an ongoing audit, review, comment or investigation by any Securities Authorities, the TSX or Nasdaq.

(m) Aeterna Zentaris Financial Statements. Aeterna Zentaris' audited consolidated financial statements as at December 31, 2022 and December 31, 2021 and for the fiscal years ended December 31, 2022 and December 31, 2021 (including the notes thereto), the auditor's report thereon and related management's discussion and analysis ("**MD&A**") and Aeterna Zentaris' unaudited consolidated financial statements as at and for the nine months ended September 30, 2023 and 2022 (including the notes thereto and related MD&A) (collectively, the "**Aeterna Zentaris Financial Statements**") were prepared in accordance with IFRS consistently applied throughout the periods referred to therein (except as such statements are otherwise indicated in such financial statements and the notes thereto and subject to normal period-end adjustments (none of which are material, individually or in the aggregate) and may omit notes which are not required by applicable Laws in the unaudited statements) and present fairly in all material respects the assets, liabilities, consolidated financial condition, cash flows, results of operations and changes in financial position of Aeterna Zentaris and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments, none of which are material, individually or in the aggregate) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Aeterna Zentaris and its subsidiaries on a consolidated basis. There has been no material change in Aeterna Zentaris' accounting policies as reflected in the Aeterna Zentaris Financial Statements. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Aeterna Zentaris or any of its subsidiaries with unconsolidated

entities or other persons which are not reflected in the Aeterna Zentaris Financial Statements.

(n) Financial Reporting. The financial statements (including related notes, if any), contained in the Aeterna Zentaris Public Disclosure Record comply as to form in all material respects with the rules and regulations of the Security Authority applicable thereto. To the knowledge of Aeterna Zentaris, prior to the date of this Agreement there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the financial reporting of Aeterna Zentaris. Except as set forth in Schedule D, paragraph (n) of the Aeterna Zentaris Disclosure Letter, since December 31, 2020, neither Aeterna Zentaris nor any of its subsidiaries has received or otherwise obtained any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Aeterna Zentaris or any of its subsidiaries or their respective internal accounting controls, including any complaint allegation, assertion or claim that Aeterna Zentaris or any of its subsidiaries has engaged in questionable accounting or auditing practices. Aeterna Zentaris has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) required by Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all material information (both financial and non-financial) required to be disclosed by Aeterna Zentaris in the reports that it files, submits or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Aeterna Zentaris' management as appropriate to allow timely decisions regarding required disclosure. Since December 31, 2020, except as set forth in the Aeterna Zentaris Public Disclosure Record, Aeterna Zentaris' auditors and the audit committee of the Aeterna Zentaris board of directors have not been advised of: (A) any significant deficiency, or a combination of deficiencies, in the design or operation of internal controls over financial reporting, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Aeterna Zentaris' internal control over financial reporting.

(o) Books and Records. The financial books, records and accounts of Aeterna Zentaris and each of its subsidiaries: (i) have been maintained in all material respects in accordance with applicable Laws and IFRS; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of Aeterna Zentaris and its subsidiaries in all material respects; and (iii) accurately and fairly reflect the basis for Aeterna Zentaris Financial Statements.

(p) Minute Books. Except as set forth in Schedule D, paragraph (p), the corporate minute books of Aeterna Zentaris and each of its subsidiaries contain minutes of all meetings and resolutions of its board of directors, committees of such board of directors and shareholders, as applicable, have been maintained in accordance with applicable Law and are complete and accurate in all material respects. No material meeting, resolution or proceeding of any such shareholders, directors or committees of the board of directors of Aeterna Zentaris or any of its subsidiaries has been held or passed that has not been reflected in such minute books.

(q) No Undisclosed Liabilities. Aeterna Zentaris and its subsidiaries have no outstanding indebtedness, liability or obligation (including liabilities or obligations to fund any operations or to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those (i) fully disclosed or reflected or reserved in the Aeterna Zentaris Financial Statements, (ii) incurred in the ordinary course since the date of the most recent Aeterna Zentaris Financial Statements (iii) disclosed in Schedule D, paragraph (q) of the Aeterna Zentaris Disclosure Letter or (iv) pursuant to this Agreement or the Plan of Arrangement.

(r) Taxes. Except as set forth in Schedule D, paragraph (r) of the Aeterna Zentaris Disclosure Letter:

(i) Aeterna Zentaris and each of its subsidiaries have filed or caused or will cause to be filed all Returns required to be filed by applicable Law on or before the Effective Date. All such Returns are or will be correct and complete in all material respects. Aeterna Zentaris and each of its subsidiaries have timely paid all Taxes that are due and payable by Aeterna Zentaris and each of its subsidiaries, including all instalments on account of taxes for the current year that are due and payable by Aeterna Zentaris and each of its subsidiaries whether or not assessed (or reassessed) by the appropriate Governmental Entity, and have, as applicable, timely remitted such Taxes to the appropriate Governmental Entity under applicable Law. Neither Aeterna Zentaris nor any of its subsidiaries have any liability for unpaid Taxes that, in the aggregate, would be expected to have an Aeterna Zentaris Material Adverse Effect. There are no Liens for Taxes upon any of the assets or properties of Aeterna Zentaris or any of its subsidiaries except Liens for current Taxes not yet due and payable.

(ii) There is no material dispute or claim, including any audit, investigation or examination by any Governmental Entity, actual, pending or, to the knowledge of Aeterna Zentaris, threatened, concerning any Tax liability of Aeterna Zentaris or any of its subsidiaries, no written notice of such an audit, investigation, examination, material dispute or claim has been received by Aeterna Zentaris or any of its subsidiaries.

(iii) Neither Aeterna Zentaris nor any of its subsidiaries have requested, or entered into any agreement or other arrangement, or executed any waiver providing for, any extension of time within which:

(A) to file any Return (which has not since been filed) in respect of any Taxes for which Aeterna Zentaris or any of its subsidiaries are or may be liable;

(B) to file any elections, designations or similar filings relating to Taxes (which have not since been filed) for which Aeterna Zentaris or any of its subsidiaries are or may be liable;

(C) Aeterna Zentaris or any of its subsidiaries are required to pay or remit any Taxes or amounts on account of Taxes (which have not since been paid or remitted); or

(D) any Governmental Entity may assess or collect Taxes for which Aeterna Zentaris or any of its subsidiaries are liable.

(iv) Aeterna Zentaris and its subsidiaries have duly and timely deducted, contributed, collected or withheld from any amount paid or credited by Aeterna Zentaris or any of its subsidiaries to or for the account or benefit of any Person and have duly and timely remitted the same (or is properly holding for such remittance) to the appropriate Governmental Entity all Taxes and amounts required by applicable Law to so deduct, contribute, or collect and remit.

(v) Neither Aeterna Zentaris nor any of its subsidiaries have acquired property or services from, or disposed of property or provided services to, any Person with whom Aeterna Zentaris or any of its subsidiaries do not deal at Arm's Length for an amount that is other than the fair market value of such property or services.

(vi) For all transactions between Aeterna Zentaris or any of its subsidiaries and any Person who is not resident in Canada for purposes of the Tax Act with whom Aeterna Zentaris or any of its subsidiaries were not dealing at Arm's Length, Aeterna Zentaris and each of its subsidiaries, as applicable, have made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(vii) To Aeterna Zentaris' knowledge, no claim has ever been made by any Governmental Entity in a jurisdiction where Aeterna Zentaris or any of its subsidiaries do not file Returns that Aeterna Zentaris or any of its subsidiaries are or may be subject to Taxes or are required to file Returns in that jurisdiction.

(viii) There are no rulings or closing agreements relating to Aeterna Zentaris or any of its subsidiaries which could affect Aeterna Zentaris' or any of its subsidiaries' liability for Taxes for any taxable period after the Effective Date. Neither Aeterna Zentaris nor any of its subsidiaries have requested an advance tax ruling from the Canada Revenue Agency or comparable rulings from other Governmental Entities.

(ix) Aeterna Zentaris and its subsidiaries have maintained and continue to maintain in all material respects at their respective places of business in Canada all records and books of account required to be maintained under the Tax Act, the *Excise Tax Act* (Canada) and any comparable Law of any province or territory in Canada, including Laws relating to sales and use taxes.

(x) The terms and conditions made or imposed in respect of every transaction (or series of transactions) between Aeterna Zentaris or any of its subsidiaries and any Person that is (i) a non-resident of Canada for

purposes of the Tax Act, and (ii) not dealing at Arm's Length with Aeterna Zentaris or any of its subsidiaries, do not differ from those that would have been made between Persons dealing at Arm's Length.

(xi) Neither Aeterna Zentaris nor any of its subsidiaries are party to or bound by any tax sharing agreement or tax indemnity obligation in favour of any Person or similar agreement in favour of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Entity). Without limiting the generality of the foregoing, neither Aeterna Zentaris nor any of its subsidiaries have entered into an agreement contemplated in Section 80.04 or 191.3, or subsection 18(2.3), 125(3), 127(13) to (17) or 127(20) of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(xii) Neither Aeterna Zentaris nor any of its subsidiaries will be required to include in a tax period ending after the Effective Date any amount of net taxable income (after taking into account deductions claimed for such a period that relate to a prior period) attributable to income that accrued, or that was required to be reported for financial accounting purposes in a prior taxable period but that was not included in taxable income for that or another prior tax period.

(xiii) There are no transactions or events that have resulted, and no circumstances existing which could result, in the application of Sections 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(xiv) Neither Aeterna Zentaris nor any of its subsidiaries have incurred any deductible outlay or expense owing to a Person not dealing at Arm's Length with Aeterna Zentaris or any of its subsidiaries, the amount of which would, in the absence of an agreement filed under paragraph 78(1)(b) of the Tax Act, be included in Aeterna Zentaris' or any of its subsidiaries' income for Canadian income tax purposes for any taxation year or fiscal period beginning on or after the Effective Date under paragraph 78(1)(a) of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(xv) Neither Aeterna Zentaris nor any of its subsidiaries have acquired property from a Person not dealing at Arm's Length with Aeterna Zentaris or any of its subsidiaries in circumstances that would result in Aeterna Zentaris or any of its subsidiaries becoming liable to pay Taxes of such Person under subsection 160(1) of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(xvi) Aeterna Zentaris is a "Canadian corporation" as defined in subsection 89(1) of the Tax Act.

(xvii) Neither Aeterna Zentaris nor any of its subsidiaries have ever had an obligation to file an information return pursuant to subsection 237.3(2) of the Tax Act, or any similar provision of provincial laws.

(xviii) Neither Aeterna Zentaris nor any of its subsidiaries have claimed any Tax credit, refund, rebate, overpayment or similar adjustment of Taxes or any governmental subsidies to which Aeterna Zentaris or any of its subsidiaries are not entitled, and Aeterna Zentaris and its subsidiaries have retained all documentation prescribed by applicable Laws and in accordance with applicable Laws to support any claims for such amounts.

(xix) Neither Aeterna Zentaris nor any of its subsidiaries has taken any action or has knowledge of any facts or circumstances that, in either case, would reasonably be expected to prevent or impede the Arrangement from being treated as a transaction that qualifies as a "reorganization" within the meaning of Section 368 of the Code.

(xx) Aeterna Zentaris is not a "surrogate foreign corporation" within the meaning of Section 7874 of the Code.

(xxi) Aeterna Zentaris does not own, directly or indirectly, nor has it owned or acquired during the past five years, directly or indirectly, any stock of Ceapro.

(xxii) To the knowledge of Aeterna Zentaris, the fiscal unity between Aeterna Zentaris GmbH and Zentaris IVF GmbH has been validly effected since its establishment.

(s) Litigation. Except as disclosed in Schedule D, paragraph (s) of the Aeterna Zentaris Disclosure Letter, there is no Legal Proceeding before or by any Governmental Entity, or any Legal Proceeding, including by any third party whatsoever against or involving the Aeterna Zentaris Shares, Aeterna Zentaris or its subsidiaries or their respective directors and officers (in their capacity as such), or affecting any of their property or assets (whether in progress, pending or, to the knowledge of Aeterna Zentaris, threatened) that (i) would have, or be reasonably expected to have an Aeterna Zentaris Material Adverse Effect; or (ii) would reasonably be expected to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect, in any material respect, the consummation of the Arrangement. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Entity outstanding against Aeterna Zentaris or its subsidiaries in respect of any of their businesses, properties or assets that (i) would have, or be reasonably expected to have an Aeterna Zentaris Material Adverse Effect; or (ii) would reasonably be expected to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect, in material respect, the consummation of the Arrangement.

(t) Material Contracts. With respect to the Material Contracts of Aeterna Zentaris:

(i) Schedule D, paragraph (t) of the Aeterna Zentaris Disclosure Letter includes a complete and accurate list of all Material Contracts to which Aeterna Zentaris or its subsidiaries are bound, and that are currently in force or contain ongoing obligations of Aeterna Zentaris or its subsidiaries, and Aeterna Zentaris and its subsidiaries have made available to Ceapro for inspection true and complete copies of all such Material Contracts.

(ii) All of the Material Contracts of Aeterna Zentaris and its subsidiaries are in full force and effect, and Aeterna Zentaris and its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Aeterna Zentaris and its subsidiaries have not waived any material rights under any Material Contracts and no material default or breach exists in respect thereof on the part of Aeterna Zentaris or its subsidiaries or, to the knowledge of Aeterna Zentaris, on the part of any other party thereto, and to the knowledge of Aeterna Zentaris no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of such Material Contracts.

(iii) All of the Material Contracts of Aeterna Zentaris and its subsidiaries are valid and binding obligations of Aeterna Zentaris and its subsidiaries, as applicable, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iv) As at the date hereof, Aeterna Zentaris and its subsidiaries have not received written notice that any party to a Material Contract of Aeterna Zentaris or its subsidiaries intends to cancel, terminate or otherwise modify in a material manner or not renew such Material Contract, and to the knowledge of Aeterna Zentaris, no such action has been threatened.

(v) Except as disclosed in Schedule D, paragraph (t) of the Aeterna Zentaris Disclosure Letter, neither Aeterna Zentaris nor any of its subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Aeterna Zentaris or any of its subsidiaries.

(u) Compliance with Laws and Permits.

(i) Since January 1, 2021, Aeterna Zentaris and its subsidiaries have complied in all material respects with, and none of them is in material violation of, any applicable Laws.

(ii) Each of Aeterna Zentaris and its subsidiaries has obtained and is in material compliance with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted, and such Permits are valid and in full force and effect. Schedule D, paragraph (u) of the Aeterna Zentaris Disclosure Letter sets forth a list of all material Permits that are held by Aeterna Zentaris and its subsidiaries.

(iii) There are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain, maintain or to be in material compliance with, such material Permits. Aeterna Zentaris and its subsidiaries have not received written notice that any Governmental Entity has taken, is taking, or intends to take action to limit, suspend, modify or revoke any material Aeterna Zentaris Permits.

(v) Intellectual Property.

(i) Schedule D, paragraph (v) of the Aeterna Zentaris Disclosure Letter contains a true and complete list of all Registered IP owned or purported to be owned by Aeterna Zentaris or its subsidiaries, including for each (A) the jurisdiction in which each such item of Registered IP has been registered or filed; (B) the current applicant(s) or registered owner(s), as applicable; and (C) the applicable application, registration or serial number. All of the Registered IP is subsisting, in good standing and valid; has been properly maintained and renewed by the applicable entity in accordance with all applicable Laws; has not been used or enforced, or failed to be used or enforced, in a manner that would result in the abandonment, cancellation or unenforceability of any rights in such Registered IP; and is not subject to any unpaid maintenance or renewal fees or taxes or actions falling due within ninety (90) days after the Closing Date. All appropriate applications, documents, recordations, and certificates in connection with the Registered IP have been filed with the relevant patent, copyright or other authorities for the purposes of maintaining or prosecuting the Registered IP. There are no pending or threatened interferences, re-examinations, office actions, oppositions, cancellation proceedings, or any equivalent proceedings involving any patents included in the Registered IP. Schedule D, paragraph (v) of the Aeterna Zentaris Disclosure Letter contains a true and complete list of all material Aeterna Zentaris IP that is not Registered IP. All Aeterna Zentaris IP that is not Registered IP and is material to the business of Aeterna Zentaris and its subsidiaries is valid, subsisting and, to the knowledge of Aeterna Zentaris, enforceable.

(ii) Schedule D, paragraph (v) of the Aeterna Zentaris Disclosure Letter contains a true and accurate list of all Aeterna Zentaris Third Party IP Licenses, other than (A) agreements for software or information technology assets that are generally commercially available, which have not been customized in any material respect for or by Aeterna Zentaris or its subsidiaries; and (B) material transfer agreements entered into in the ordinary course of business. Aeterna Zentaris and its subsidiaries have, and will have at Closing, a valid and enforceable right to exploit the Intellectual Property that is licensed pursuant to each Aeterna Zentaris Third Party IP License of sufficient scope to cover how such Intellectual Property is currently used by Aeterna Zentaris and its subsidiaries. Each Aeterna Zentaris Third Party IP License is in full force and effect and neither Aeterna Zentaris, any subsidiary thereof, or, to the knowledge of Aeterna Zentaris, any counter-party is in breach of its obligations thereunder.

(iii) Aeterna Zentaris or its applicable subsidiary exclusively owns all right, title and interest to and in the Aeterna Zentaris IP (other than the Aeterna Zentaris Third Party IP Licenses) free and clear of any Liens. No Aeterna Zentaris IP is subject to any joint ownership or, to the knowledge of Aeterna Zentaris, claims of joint ownership.

(iv) Aeterna Zentaris and its subsidiaries have made commercially reasonable efforts to maintain and protect the confidentiality of any trade secrets or other confidential information constituting Aeterna Zentaris IP. Each

current and former employee and independent contractor of Aeterna Zentaris and its subsidiaries, in each instance, that was or is involved in the Development of any Aeterna Zentaris IP for or on their behalf has executed a valid and binding written agreement expressly assigning to the applicable entity all right, title and interest in and to such Intellectual Property during the term of such employee's employment for or such independent contractor's provision of services, and has waived all moral rights therein to the extent legally permissible. All development of Aeterna Zentaris IP was undertaken by either: (A) current or former employees of Aeterna Zentaris or its applicable subsidiary within the scope of their employment; or (B) current or former independent contractors of Aeterna Zentaris or its applicable subsidiary who provide or provided services to the applicable entity within the scope of their engagement. No current or former officer or other employee, or any individual who is a current or former independent contractor, consultant or director, of Aeterna Zentaris or its subsidiaries has any claim, right (whether or not currently exercisable) or interest to or in any Aeterna Zentaris IP.

(v) None of Aeterna Zentaris and its subsidiaries is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require Aeterna Zentaris or Ceapro or any of their respective subsidiaries to grant or offer to any other Person any license or right to any Aeterna Zentaris IP.

(vi) Aeterna Zentaris and its subsidiaries own or otherwise have, and after the completion of the transactions contemplated by this Agreement, will continue to have, the right, through ownership, license or otherwise, to all Intellectual Property reasonably necessary to conduct the business of Aeterna Zentaris and its subsidiaries as conducted as of the date of this Agreement.

(vii) Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement will, or would reasonably be expected to, with or without notice or the lapse of time, result in or give any other Person the right or option to cause, create, impose or declare: (A) a loss of, or Lien on, any Aeterna Zentaris IP; (B) the release, disclosure or delivery of any Aeterna Zentaris IP by or to any escrow agent or other Person; or (C) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Aeterna Zentaris IP.

(viii) To the knowledge of Aeterna Zentaris, no Person has infringed, misappropriated or otherwise violated, and no Person is infringing, misappropriating or otherwise violating, any Aeterna Zentaris IP. Schedule D, paragraph (v) of the Aeterna Zentaris Disclosure Letter: (A) accurately identifies (and Aeterna Zentaris has made available to Ceapro an accurate and complete copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to Aeterna Zentaris and its subsidiaries or any Representative of Aeterna Zentaris and its subsidiaries regarding any alleged or suspected infringement or misappropriation of any Aeterna

Zentaris IP, as of the date of this Agreement; and (B) provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(ix) To the knowledge of Aeterna Zentaris, the conduct of the business of Aeterna Zentaris and its subsidiaries as previously conducted or as currently conducted including the development, manufacture, use, import, export, offer for sale, sale or other commercialization of any of the Aeterna Zentaris Products, does not and has not infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any valid Intellectual Property of any other Person. Schedule D, paragraph (v) of the Aeterna Zentaris Disclosure Letter: (A) accurately identifies (and Aeterna Zentaris has made available to Ceapro an accurate and complete copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to Aeterna Zentaris and its subsidiaries or any Representative of any of Aeterna Zentaris and its subsidiaries, as of the date of this Agreement regarding any alleged or suspected infringement or misappropriation of any Intellectual Property of any other Person by Aeterna Zentaris and its subsidiaries or any of the Aeterna Zentaris Products; and (B) provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(x) No written notice of infringement, misappropriation or similar claim or Legal Proceeding involving infringement or misappropriation of any Intellectual Property of any other Person is or has been pending and served or, to the knowledge of Aeterna Zentaris, pending and not served or threatened against any of Aeterna Zentaris and its subsidiaries or against any other Person who is, or has asserted or would reasonably be expected to assert that it is, entitled to be indemnified, defended, held harmless or reimbursed by Aeterna Zentaris and its subsidiaries with respect to such claim or proceeding (including any claim or Legal Proceeding that has been settled, dismissed or otherwise concluded).

(xi) Except as set forth in Schedule D, paragraph (v) of the Aeterna Zentaris Disclosure Letter, none of Aeterna Zentaris and its subsidiaries have transferred title to, or granted any exclusive license, or granted an option to acquire title or an exclusive license, with respect to, any material Aeterna Zentaris IP.

(xii) Schedule D, paragraph (v) of the Aeterna Zentaris Disclosure Letter lists all proceedings or actions known to Aeterna Zentaris before any court or tribunal related to any Aeterna Zentaris IP. No Aeterna Zentaris IP is the subject of any outstanding decree, order, judgment, settlement agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Aeterna Zentaris and its subsidiaries, or that may affect the validity, use or enforceability of such Aeterna Zentaris IP.

(xiii) Aeterna Zentaris and its subsidiaries have not taken any action or failed to take any action that reasonably could be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or

unenforceability of any Registered IP of Aeterna Zentaris or any of its subsidiaries.

(xiv) Neither Aeterna Zentaris nor its subsidiaries has entered into any services agreements relating to development, testing, manufacture or formulation of any Aeterna Zentaris Product under which the party performing such services has obtained rights to Intellectual Property covering such Aeterna Zentaris Products or their manufacture, formulation or use other than limited licenses to perform such services for Aeterna Zentaris or its subsidiaries.

(xv) ScheduleD, paragraph (u)(xv) of the Aeterna Zentaris Disclosure Letter lists any funding, facilities, material, information, Intellectual Property or personnel of a university, college, other educational institution or research center or Governmental Entity, directly or indirectly, in the development, testing or commercialization, in whole or in part, of any Aeterna Zentaris IP or any Aeterna Zentaris Products in a manner that grants any right, title or interest to such entity (including any usage, license, ownership, co-ownership or other rights) in or to any Aeterna Zentaris IP.

(w) Information Technology.

(i) Aeterna Zentaris and its subsidiaries own, free and clear of all Liens, or have a valid and enforceable right to use all of the Aeterna Zentaris IT Systems. The Aeterna Zentaris IT Systems (A) operate and perform in all material respects as required in connection with the operation of the businesses of the Aeterna Zentaris and its subsidiaries as currently conducted; (B) operate, and have operated for the past three (3) years, properly without any material defect, malfunction, unavailability or error; and (C) are reasonably secure against unauthorized access, intrusion, tampering, impairment, disruption, computer virus and malfunction in a manner that a reasonably prudent and diligent commercial entity would undertake in similar circumstances.

(x) Employment Matters.

(i) Schedule D, paragraph (x) of the Aeterna Zentaris Disclosure Letter sets forth a complete list of all employees and consultants of Aeterna Zentaris and its subsidiaries, together with their titles, compensation (including salaries, hourly rates, commission and bonus, as applicable (whether monetary or otherwise)), hire date, Fair Labor Standards Act classification (for U.S. employees), part-time/full-time status, and location (for U.S. employees – city state). Schedule D, paragraph (x) of the Aeterna Zentaris Disclosure Letter sets forth a complete list of all independent contractors and consultants of Aeterna Zentaris and its subsidiaries, together with a description of services, start date and term of services, compensation arrangement, and location (for U.S. contractors/consultants – state). Other than as set forth in Schedule D, paragraph (x) of the Aeterna Zentaris Disclosure Letter, no such employee is on long-term disability leave, extended absence or workers' compensation leave.

(ii) Other than as set forth in Schedule D, paragraph (x) of the Aeterna Zentaris Disclosure Letter, neither Aeterna Zentaris nor any of its subsidiaries is:

(A) a party to any written or oral Contract, plan, policy or understanding with any employee, independent contractor or consultant providing for a term of employment or severance or termination payments;

(B) a party to any collective bargaining agreement or multiemployer plan nor, to the knowledge of Aeterna Zentaris, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, or to the knowledge of Aeterna Zentaris, pending or threatened strikes or lockouts at Aeterna Zentaris or any of its subsidiaries; and

(C) subject to any Legal Proceeding for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Aeterna Zentaris, threatened, or any Legal Proceeding, actual or, to the knowledge of Aeterna Zentaris, threatened, relating to its employees or independent contractors (including any termination of such individuals) under any Contract or applicable Law.

(iii) Since January 1, 2021, Aeterna Zentaris and its subsidiaries have been and are now in compliance, in all material respects, with all applicable employment- and labour-related Laws of each jurisdiction in which Aeterna Zentaris and its subsidiaries operate and/or have employees, independent contractors or consultants, and there are no current, pending, or, to the knowledge of Aeterna Zentaris, threatened employment- and labour-related Legal Proceeding before or by any Governmental Entity, nor have there been any such Legal Proceedings in the past five (5) years. Since January 1, 2021, neither Aeterna Zentaris nor any of its subsidiaries have engaged in any mass layoff or plant closing, as those terms are defined in WARN, and neither Aeterna Zentaris nor any of subsidiaries have plans to undertake any action that would trigger WARN. All employees of Aeterna Zentaris and its subsidiaries are authorized to work in the jurisdiction in which they are located.

(iv) Other than the Aeterna Zentaris Stock Option Plan or as disclosed in Schedule D, paragraph (x) of the Aeterna Zentaris Disclosure Letter, neither Aeterna Zentaris or any of its subsidiaries has, or is subject to, any present or future obligation or liability under, any pension plan, deferred compensation plan, retirement income plan, stock option or share purchase plan, profit sharing plan, bonus plan, employee benefit plan or policy, employee group insurance plan, program policy or practice, formal or informal, with respect to its employees.

(y) Related Party Transactions. Except as set forth in Schedule D, paragraph (y) of the Aeterna Zentaris Disclosure Letter, there are no Contracts or other transactions currently in place between Aeterna Zentaris or its subsidiaries, on the one hand, and: (i) any officer, director employee, agent, independent contractor) of Aeterna

Zentaris or any of its subsidiaries (except for amounts due in the ordinary course, salaries, bonuses, directors' fees or the reimbursement of ordinary course expenses) or any of their respective associates and affiliates; (ii) any holder of record or, to the knowledge of Aeterna Zentaris, beneficial owner of 5% or more of the Aeterna Zentaris Shares; or (iii) to the knowledge of Aeterna Zentaris, any affiliate or associate of any such, officer, director, employee, agent, independent contractor, holder of record or beneficial owner, on the other hand.

(z) Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Aeterna Zentaris or its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct by of the business by any of them as currently conducted, which could reasonably be expected to have an Aeterna Zentaris Material Adverse Effect.

(aa) Brokers. Except as set out in Schedule D, paragraph (aa) of the Aeterna Zentaris Disclosure Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Aeterna Zentaris or its subsidiaries, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Schedule D, paragraph (aa) to the Aeterna Zentaris Disclosure Letter.

(bb) Insurance. Schedule D, paragraph (bb) of the Aeterna Zentaris Disclosure Letter sets forth all material insurance policies (including directors and officers liability insurance) covering Aeterna Zentaris and its subsidiaries as of the date hereof and all pending claims under such policies as of the date of this Agreement. All such insurance maintained by Aeterna Zentaris is in full force and effect and in good standing and is in amounts and in respect of such risks as are normal and usual for companies of similar size operating in the same industry and in the locations in which Aeterna Zentaris operates. Except for failures to maintain insurance that have not had and would not reasonably be expected to have, individually or in the aggregate, an Aeterna Zentaris Material Adverse Effect, from 3rd anniversary date of the Agreement, through the date of this Agreement, each of Aeterna Zentaris and its subsidiaries has been continuously insured with recognized insurers in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured. Neither Aeterna Zentaris nor any of its subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of Aeterna Zentaris or its subsidiaries or failed to give notice under an insurance policy in a due and timely fashion.

(cc) Anti-Corruption, Economic Sanctions and Money-Laundering.

(i) Except as would not, individually or in the aggregate, be reasonably likely to have an Aeterna Zentaris Material Adverse Effect, since January 1, 2021, none of Aeterna Zentaris, any of its subsidiaries, nor any of their directors, officers, employees, representatives, agents, nor, to the Knowledge of Aeterna Zentaris, any third party representative or other Person acting for or on behalf of Aeterna Zentaris or any of its subsidiaries,

has, directly or indirectly, (i) violated any applicable Anti-Corruption Law, Economic Sanctions/Trade Laws or Money-Laundering Laws; (ii) illegally offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any employee, officer, or representative of, or any Person otherwise acting in an official capacity for or on behalf of a Governmental Entity, whether elected or appointed, including an officer or employee of a state-owned or state-controlled enterprise, a political party, political party official or employee, candidate for public office, or an officer or employee of a public international organization (such as the World Bank, United Nations, International Monetary Fund, or Organization for Economic Cooperation and Development) (any such Person, a "**Government Official**") (A) for the purpose of (1) influencing any act or decision of a Government Official or any other Person in his or her official capacity, (2) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or (5) assisting Aeterna Zentaris, any of its subsidiaries, or any of their director, officer employee, agent, representative or any other Person acting on behalf of Aeterna Zentaris or any of its subsidiaries in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage; or (iii) engaged in business with Cuba, Iran, North Korea, Syria, or the Crimea Region of Ukraine or with persons in or from those countries or who otherwise appear on the Specially Designated Nationals and Blocked Persons List maintained by OFAC or any other sanctions list maintained by the U.S. government in violation of applicable law.

(ii) Except as would not, individually or in the aggregate, be reasonably likely to have an Aeterna Zentaris Material Adverse Effect, since January 1, 2021, Aeterna Zentaris and its subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money-Laundering Laws.

(iii) Aeterna Zentaris does not engage in the production, design, testing, manufacture, fabrication, or development of one or more "critical technologies" within the meaning of the Defense Production Act of 1950, as amended, including any implementing regulations thereof (the "**DPA**").

(dd) Compliance with Health Product Laws.

(i) Schedule D, paragraph (dd) of the Aeterna Zentaris Disclosure Letter sets out a complete list of those Aeterna Zentaris Products which have been administered to humans, including through clinical trials, compassionate use programs or commercial sale (the "**AZ Clinical/Commercial Products**").

(ii) The AZ Clinical/Commercial Products have been developed, manufactured, packaged, labelled, tested, advertised, imported, exported, performed, made available, sold or otherwise distributed and disposed in compliance, in all material respects, with Health Product Laws. Without limiting the foregoing, all materials used in the manufacture of the AZ Clinical/Commercial Products are permitted in such products pursuant to applicable Health Product Laws.

(iii) There have been no market withdrawals, safety alerts, warning letters, recalls, field actions or governmental seizures or other similar adverse regulatory actions taken or threatened by a Regulatory Authority or initiated on a voluntary basis in relation to AZ Clinical/Commercial Products, and neither Aeterna Zentaris nor its subsidiaries currently has any plans to initiate a voluntary product recall.

(iv) Schedule D, paragraph (dd) of the Aeterna Zentaris Disclosure Letter sets out a complete list of each country in which a clinical trial is being conducted, or an application has been sought to conduct a clinical trial, by or on behalf of Aeterna Zentaris or any of its subsidiaries.

(v) The studies, tests and nonclinical, preclinical, safety, and clinical studies, testing and trials, if any, conducted by Aeterna Zentaris and its subsidiaries relating to any Aeterna Zentaris Product have been, and, if still pending, are being conducted in all material respects in accordance with standard and accepted medical and professional scientific research procedures and all applicable Laws; the descriptions of the results of such studies, tests and trials provided to Ceapro are accurate in all material respects; none of Aeterna Zentaris and its subsidiaries have received any written notices or correspondence from any applicable Governmental Entity requiring the termination, suspension, material modification or clinical hold of any such studies, tests or trials conducted by or on behalf of Aeterna Zentaris and its subsidiaries, which termination, suspension, material modification or clinical hold would reasonably be expected to result in an Aeterna Zentaris Material Adverse Effect. Research involving human subjects conducted by or on behalf of Aeterna Zentaris and its subsidiaries: (i) was approved by an institutional review board, research ethics board or ethics committee, if required, (ii) had the informed consent of the subjects, if required, and (iii) to knowledge of Aeterna Zentaris, did not involve any investigator who has been disqualified as a clinical investigator by the FDA or any other Governmental Entity or has been found by any Government Entity with jurisdiction to have engaged in scientific or professional misconduct.

(vi) Each of Aeterna Zentaris, its subsidiaries, and, to the Knowledge of Aeterna Zentaris, their respective directors, officers and employees:

(A) has not received any notice from any Governmental Entity, including any Regulatory Authority, alleging or asserting noncompliance with any applicable Laws or Aeterna Zentaris' Permits, including notice of any pending or threatened action, and has no reason to believe that any such Governmental Entity is considering any such action;

(B) has not received any written notice or communication from a Regulatory Authority alleging a defect, an issue requiring a recall or quarantine or other action required for safety reasons of Aeterna Zentaris Products (whether voluntary, required or otherwise) or claim in respect of any Aeterna Zentaris Products;

(C) has not engaged in an unlawful or unauthorized research and development activities, quality assurance, quality control, testing, and research and analysis activities.

(ee) Insolvency. No act or proceeding has been taken by or against Aeterna Zentaris or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Aeterna Zentaris or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of Aeterna Zentaris or any of its subsidiaries or any of its material properties or assets nor, to the knowledge of Aeterna Zentaris, is any such act or proceeding threatened or pending. Neither Aeterna Zentaris nor any of its subsidiaries has sought protection under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or similar legislation. Neither Aeterna Zentaris nor any of its subsidiaries nor any of their respective material properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Aeterna Zentaris or any of its subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(ff) Real Property. Neither Aeterna Zentaris nor any of its subsidiaries own any real property.

(gg) Leased Real Properties.

(i) Schedule D, paragraph (gg) of the Aeterna Zentaris Disclosure Letter sets forth a complete list of all real property and interests in real property leased, subleased, licensed, sublicensed, or occupied by Aeterna Zentaris and its subsidiaries (the "**Aeterna Zentaris Leased Real Properties**") pursuant to a lease, sublease, license, sublicense, occupancy agreement or similar Contract under which Aeterna Zentaris or any of its subsidiaries is a lessee, sublessee, licensee, sublicensee or occupant of a Aeterna Zentaris Leased Real Property (the "**Aeterna Zentaris Real Property Leases**"). Aeterna Zentaris has made available to Ceapro true, correct and complete copies of the Aeterna Zentaris Real Property Leases, together with all amendments, modifications or supplements, if any, thereto.

(ii) Other than pursuant to the Aeterna Zentaris Real Property Leases, neither Aeterna Zentaris nor any subsidiary leases, licenses or occupies any other real property.

(iii) Each Aeterna Zentaris Real Property Lease is valid and legally binding on Aeterna Zentaris or its applicable subsidiary and, to the knowledge of Aeterna Zentaris, each other party thereto, and is enforceable in accordance with its terms by Aeterna Zentaris or its applicable subsidiary

(except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction), and neither Aeterna Zentaris nor any of its subsidiaries is in material breach of or default under any Aeterna Zentaris Real Property Lease, and to the knowledge of Aeterna Zentaris, no event has occurred which, with notice, lapse of time or both, would constitute a material breach or default by Aeterna Zentaris or any of its subsidiaries or permit termination, modification or acceleration by any counterparty thereunder or restrict the ability of Aeterna Zentaris or any of its subsidiaries to exercise any of its rights as lessee thereunder, including any rights of extension or renewal or first rights of refusal contained therein, and as of the date hereof, there is no material dispute in respect of any Aeterna Zentaris Leased Real Property.

(iv) To the knowledge of Aeterna Zentaris, no counterparty has repudiated or has the right to terminate or repudiate any Aeterna Zentaris Real Property Lease (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in an Aeterna Zentaris Real Property Lease) or any material provision thereof.

(v) The current uses of the Aeterna Zentaris Leased Real Property by Aeterna Zentaris and its subsidiaries comply in all material respects with the provisions of the applicable Aeterna Zentaris Real Property Lease.

(vi) To the knowledge of Aeterna Zentaris, no counterparty to any Aeterna Zentaris Real Property Lease is in material default thereunder.

(vii) There are no Liens affecting the leasehold, sublease hold or occupancy rights of Aeterna Zentaris or its subsidiaries to any Aeterna Zentaris Leased Real Property.

(viii) Except as set forth in Schedule D, paragraph (gg) of the Aeterna Zentaris Disclosure Letter, there are (i) no third party consents, waivers or approvals that are required to be obtained under the Aeterna Zentaris Real Property Leases in connection with the Arrangement in respect of such properties, and (ii) no notices that are required to be given to any third parties under the Aeterna Zentaris Real Property Leases in connection with the Arrangement in respect of such properties.

(ix) The Aeterna Zentaris Leased Real Property are in good working order, are not under construction or subject to any renovation obligations, or outstanding work order and the Aeterna Zentaris Real Property Leases have not been assigned, subleased or mortgaged.

(hh) Product Liabilities. None of Aeterna Zentaris or any of its subsidiaries has received any claim, and to the knowledge of Aeterna Zentaris, there are no incidents that could reasonably be expected to give rise to a claim for or based upon breach of product warranty (other than warranty service and repair claims in the ordinary course of business), strict liability in tort, negligent manufacture of product, negligent provision of services or any product complaint, adverse event report or

any other similar allegation of liability, including or resulting in product recalls and including or resulting in bodily injury or property damage, arising from the materials, design, testing, manufacture, packaging, labeling (including instruction for use), clinical trials of or sale of any Aeterna Zentaris Products or from the provision of services, and to the knowledge of Aeterna Zentaris, there is no basis for any such claim.

(ii) Privacy, Security and Anti-Spam.

(i) Aeterna Zentaris and its subsidiaries have complied since January 1, 2021, in all material respects, with all Data Processing Requirements.

(ii) In particular, in connection with its collection, storage, transfer (including any transfer to recipients based outside the European Union or European Economic Area (collectively, "**EU/EEA**")) processing and/or any other use of any information relating to an identified or identifiable natural person, including, without limitation, any customers, prospective customers, employees and/or other third parties (collectively, "**Personal Data**"), Aeterna Zentaris and its subsidiaries are and have been in compliance with all applicable data protection laws in all relevant jurisdictions, in particular with the regulation (EU) 2016/679 of the European Parliament and Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC – General Data Protection Regulation ("**GDPR**"). Aeterna Zentaris and its subsidiaries have, as required by the GDPR, (i) entered into data processing agreements where necessary, (ii) provided for appropriate safeguards for each data transfer to recipients based outside the EU/EEA, and acts in accordance with GDPR basic principles relating to the processing of Personal Data. There have been no data losses, thefts and/or data security breaches with respect to any Personal Data. There have been no requests of data subjects relating to their rights as data subjects. Aeterna Zentaris or any of its subsidiaries has not received notices of complaints or of proceedings by any Governmental Entity with regard to alleged violations of data protection laws, specifically in connection with its collection, storage, transfer (including, without limitation, any transfer to recipients based outside the EU/EEA) processing and/or any other use of any Personal Data.

(iii) No written notices, or complaints have been received by, and, to the knowledge of Aeterna Zentaris, no claims are pending (whether by a Governmental Entity or Person), or, to the knowledge of Aeterna Zentaris, threatened against Aeterna Zentaris or any of its subsidiaries alleging a violation of any third party's privacy, or Personal Information including any alleged violation of any of the Data Processing Requirements.

(iv) Aeterna Zentaris and its subsidiaries have implemented and maintain commercially reasonable measures, including commercially reasonable steps when using vendors, appropriate written policies and procedures and appropriate organizational, physical, administrative and technical safeguards, designed to protect the privacy, confidentiality, and security of Personal Information against a security breach, consistent with industry

practice and applicable Law. Aeterna Zentaris and its subsidiaries periodically assess risks to the privacy, confidentiality and security of Personal Information. There have been no cyber-attacks or security breaches in the Aeterna Zentaris IT Systems and no disruptions in the Aeterna Zentaris IT Systems, in each case that materially adversely affected Aeterna Zentaris' and its subsidiaries' business or operations. Aeterna Zentaris and its subsidiaries maintain notification procedures in compliance with Data Processing Requirements in the case of any data security breach compromising Personal Information or confidential information. Aeterna Zentaris and its subsidiaries maintain plans and policies to minimize business disruption and respond to an incident that would affect the continuity, security, confidentiality, integrity or availability of the Aeterna Zentaris IT Systems.

(v) Aeterna Zentaris and its subsidiaries (i) have operated their businesses in compliance with all Data Processing Requirements, including by obtaining study subject consent and/or authorization to use and disclose Personal Information for research and including medical records and medical information privacy, that regulate or limit the collection, maintenance, use, disclosure, processing or transmission of study records, medical records, patient information or other Personal Information made available to or collected by Aeterna Zentaris or its subsidiaries in connection with the operation of its business, and (ii) have implemented all confidentiality, security and other protective measures required in connection with (i), in each case, in all material respects.

(vi) Except as set forth in Schedule D, paragraph (ii) of the Aeterna Zentaris Disclosure Letter each of Aeterna Zentaris and its subsidiaries hold information and network security (cyber) insurance coverage with a limit of at least two million dollars ($2,000,000) per claim.

(vii) The execution, delivery and performance of this Agreement and the consummation of the transaction contemplated herein shall not cause, constitute or result in a breach or violation of any Data Protection Requirement.

(jj) Significant Shareholder. To the knowledge of Aeterna Zentaris, no Person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to the Aeterna Zentaris Shares.

(kk) Shareholders' and Similar Agreements. Neither Aeterna Zentaris nor any of its subsidiaries is subject to any unanimous shareholders' agreement or a party to any shareholder, pooling, voting, voting trust or other similar arrangement or agreement relating to the ownership or voting of any of the securities of Aeterna Zentaris or of any of its subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in Aeterna Zentaris or in any of its subsidiaries. The Arrangement will not under any circumstance trigger the poison pill provisions or similar provisions of any shareholders' rights or similar agreements, including the amended and restated shareholder rights plan of Aeterna Zentaris dated May 8, 2019, or trigger a substantially similar occurrence under any successor or similar plan.

(ll) Auditors. To the knowledge of Aeterna Zentaris, Aeterna Zentaris' auditors, who audited the Aeterna Zentaris Financial Statements and provided their audit report, were, at the relevant time, independent public accountants as required under the Securities Laws and since December 31, 2020, except as disclosed in Schedule D, paragraph (ll) of the Aeterna Zentaris Disclosure Letter, there has never been a reportable event (within the meaning of National Instrument 51-102 – *Continuous Disclosure Obligations*) between Aeterna Zentaris and such auditors or any former auditors of Aeterna Zentaris or its subsidiaries.

(mm) Residence of Aeterna Zentaris. Except as set forth in Schedule D, paragraph (mm) of the Aeterna Zentatis Disclosure Letter, neither Aeterna Zentaris nor any of its subsidiaries are non-residents of Canada within the meaning of the Tax Act.

(nn) Material Facts not Withheld. Aeterna Zentaris has not withheld and will not withhold from Ceapro prior to the Effective Time, any material facts relating to Aeterna Zentaris or its subsidiaries.

(oo) No Pending Acquisitions. Except for the transactions contemplated by this Agreement, neither Aeterna Zentaris nor any of its subsidiaries has approved, is contemplating, nor has it entered into any agreement in respect of: (i) the purchase of any property material to Aeterna Zentaris or any of its subsidiaries, or material assets or any interest therein or the sale, transfer or other disposition of any material property of Aeterna Zentaris or any of its subsidiaries or material assets or any interest therein currently owned, directly or indirectly, by Aeterna Zentaris or any of its subsidiaries, whether by asset sale, transfer or sale of shares or otherwise; or (ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of Aeterna Zentaris) of Aeterna Zentaris or any of its subsidiaries.

(pp) United States Securities Laws. Aeterna Zentaris (i) is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, (ii) has a class of securities registered under Section 12(b) of the Exchange Act, and (iii) is not registered or required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended.

SCHEDULE E
REPRESENTATIONS AND WARRANTIES OF CEAPRO

(a) Fairness Opinion and Board Approval. As of the date hereof:

(i) The Ceapro Board has received the opinion of Bloom Burton Securities Inc. to the effect that, as of the date of such opinion, based upon and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the Exchange Ratio, is fair, from a financial point of view, to the Ceapro Securityholders (the "**Ceapro Fairness Opinion**").

(ii) The Ceapro Board, after consultation with its financial and legal advisors, has unanimously (i) determined that this Agreement, the Arrangement and the other transactions contemplated by this Agreement are in the best interests of Ceapro, (ii) determined that the Arrangement is fair to the Ceapro Securityholders, (iii) approved and declared advisable this Agreement, the Arrangement and the other transactions contemplated by this Agreement and accordingly, has resolved to make the Ceapro Board Recommendation.

(iii) The Ceapro Board has been authorized by Bloom Burton Securities Inc. to permit inclusion of the Ceapro Fairness Opinion and references thereto in the Ceapro Circular.

(b) Organization and Qualification; Subsidiaries. Each of Ceapro and its subsidiaries is a corporation duly incorporated, amalgamated, continued or created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or legal power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. A true and complete copy of the constating documents of Ceapro and each of its subsidiaries has been provided to Aeterna Zentaris and neither Ceapro nor any of its subsidiaries is in material default of the performance, observance or fulfillment of any of the provisions of its constating documents. Each of Ceapro and its subsidiaries is duly registered, licensed or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not have, or be expected to have, a Ceapro Material Adverse Effect. No steps or proceedings have been taken, instituted or are pending or, to the knowledge of Ceapro, threatened, for the dissolution, winding up or liquidation of Ceapro or any of its subsidiaries.

(c) Authority Relative to this Agreement. Ceapro has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Ceapro as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Ceapro, the performance by it of its obligations under this Agreement and the completion of the Arrangement have been duly authorized by the Ceapro Board and except for

obtaining Ceapro Securityholder Approval, the Interim Order and the Final Order in the manner contemplated herein, no other corporate proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Ceapro and constitutes a legal, valid and binding obligation of Ceapro, enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d) No Material Change. Since December 31, 2022, except as contemplated by this Agreement or as disclosed in Schedule E, paragraph (d) of the Ceapro Disclosure Letter:

(i) Each of Ceapro and its subsidiaries has conducted its business only in the ordinary and regular course of business, excluding conduct related to the proposed Arrangement.

(ii) There has not occurred any event that constituted a Ceapro Material Adverse Effect.

(iii) There has not been any write-down by Ceapro of any of its assets or the assets of any of its subsidiaries in excess of $150,000.

(iv) There has not been any material expenditure or commitment to expend by Ceapro with respect to capital expenses.

(v) Ceapro has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Ceapro Shares.

(vi) Ceapro has not effected any material change in its accounting methods, principles or practices.

(vii) Neither Ceapro nor any of its subsidiaries has approved or entered into any agreement in respect of any acquisition or sale, lease, license or other disposition by Ceapro or its subsidiaries of any interest in any material assets whether by asset sale, transfer of property, shares or otherwise.

(viii) Neither Ceapro nor any of its subsidiaries has granted any severance, termination or change of control bonus or pay to, entered into any deferred compensation, severance, termination or change of control or other similar agreement (or amend any such existing agreement) with any officer, employee, consultant or director of Ceapro or any of its subsidiaries.

(ix) There has been no dividend or distribution of any kind declared, paid or made by Ceapro on any Ceapro Shares.

(x) There has not been any acquisition or sale by Ceapro or its subsidiaries of any material property or assets.

(xi) Other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Ceapro or its subsidiaries of any debt for borrowed money, any creation or assumption by Ceapro or its subsidiaries of any Lien or any making by Ceapro of any loan, advance or capital contribution to or investment in any other Person.

(xii) There has not been any entering into, or amendment of any material terms of, any Material Contract, other than in the ordinary and regular course of business consistent with past practice.

(xiii) Neither Ceapro nor any of its subsidiaries has agreed, announced, resolved or committed to do any of the foregoing.

(e) No Violations. Except as disclosed in Schedule E, paragraph (e) of the Ceapro Disclosure Letter, the authorization, execution and delivery of this Agreement by Ceapro, the completion of the transactions contemplated by this Agreement or the Arrangement, the performance by Ceapro of its obligations hereunder or thereunder and the compliance by Ceapro with any of the provisions of the Agreement do not and will not (with or without notice or lapse of time or both):

(i) result in a violation or breach of, conflict with, constitute a default under, require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, revocation, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

(A) the articles of incorporation, by-laws or other constating documents of Ceapro or its subsidiaries;

(B) any Permit or Material Contract to which Ceapro or its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Ceapro or any of its subsidiaries is bound; or

(C) any Laws applicable to Ceapro, its subsidiaries or any of their respective properties or assets;

(ii) give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitations under any material note, bond, mortgage, indenture, Material Contract, license, franchise or Permit to which Ceapro or its subsidiaries is a party;

(iii) give rise to any termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available;

(iv) result in the imposition of any Lien upon any of the property or assets of Ceapro or its subsidiaries or restrict, hinder, impair or limit the ability of either Ceapro or its subsidiaries to conduct its business as and where it is

now being conducted which would, individually or in the aggregate, reasonably be expected to have a Ceapro Material Adverse Effect;

(v) result in any payment (including retention, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of Ceapro or its subsidiaries, or increase any benefit payable to such director, officer or employee by Ceapro or any of its subsidiaries, or result in the acceleration of the time of payment or vesting of any such benefits;

except in the case of clause (i)(B) above, for such breaches, conflicts, defaults, consents, approvals, terminations, revocations, cancellations, suspensions, accelerations, penalties, payment obligations or rights (A) which would not, or the absence of which would not, individually or in the aggregate, be material to Ceapro and its subsidiaries on a consolidated basis and (B) in the case of clause (i)(C), for any violation, breach, conflict or default which would not reasonably be expected to have, individually or in the aggregate, a Ceapro Material Adverse Effect.

(f) Required Consents. Except as disclosed in Schedule E, paragraph (f) of the Ceapro Disclosure Letter, no consents, approvals or notices are required from any third party under any Material Contracts of Ceapro or any of its subsidiaries in order for Ceapro or its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(g) Governmental Filings. Except as disclosed in Schedule E, paragraph (g) of the Ceapro Disclosure Letter, other than the filings, notices, waiting periods or approvals required by the Interim Order, the Final Order or the Regulatory Approvals or any filings, notices, waiting periods or approvals to or from any Governmental Entity which, if not taken or made, would not have, individually or in the aggregate, a Ceapro Material Adverse Effect, no consent, approval, order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to Ceapro in connection with the execution and delivery of this Agreement, the performance by Ceapro of its obligations under this Agreement.

(h) Capitalization.

(i) The authorized share capital of Ceapro consists of an unlimited number of Ceapro Shares. As of the date of this Agreement, there were 78,293,177 issued and outstanding Ceapro Shares.

(ii) As of the date of this Agreement, 3,267,999 Ceapro Shares were issuable upon the exercise of Ceapro Options. Schedule E, paragraph (h) of the Ceapro Disclosure Letter sets forth, with respect to each Ceapro Option outstanding as of the date of this Agreement, (i) the number of Ceapro Shares issuable therefor; (ii) the purchase price payable therefor upon the exercise thereof; and (iii) the date on which such Ceapro Option was granted. Except for the Ceapro Options and the Plan of Arrangement, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of

any character whatsoever requiring or which may require the issuance, sale or transfer by Ceapro of any securities of Ceapro (including Ceapro Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Ceapro (including Ceapro Shares) or any subsidiary of Ceapro. All outstanding Ceapro Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Ceapro Shares issuable upon the exercise of Ceapro Options in accordance with their terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not subject to any pre-emptive rights. All securities of Ceapro (including the Ceapro Shares and the Ceapro Options) have been issued in compliance with all applicable Laws and Securities Laws. Other than the Ceapro Options, there are no securities of Ceapro or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Ceapro Shareholders on any matter. There are no outstanding contractual or other obligations of Ceapro or any of its subsidiaries to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Ceapro or any of its subsidiaries having the right to vote with the holders of the outstanding Ceapro Shares on any matters. Ceapro has provided Aeterna Zentaris with a true and complete copy of the Ceapro Stock Option Plan and there are no contracts, commitments, agreements, arrangements or understandings between (x) Ceapro or any of its subsidiaries on the one hand and (y) any current holder of Ceapro Options on the other, which would result in any such security vesting or becoming immediately exercisable solely as a result of the Arrangement. All dividends or distributions on securities of Ceapro that have been declared or authorized have been paid.

(i) Ownership of Subsidiaries. Schedule E, paragraph (i) of the Ceapro Disclosure Letter lists, as of the date hereof, each Ceapro subsidiary (including its jurisdiction of incorporation or formation). All of the outstanding shares of, and any other equity interests in, each Ceapro' subsidiary is, directly or indirectly, owned by Ceapro. All the issued and outstanding shares of, or other equity interests in, each such Ceapro subsidiary, to the extent applicable, have been validly issued and are fully paid and non-assessable and are owned directly or indirectly by Ceapro free and clear of all Liens and free of any restriction on the right to vote, sell or otherwise dispose of such shares or other equity or similar interests, and no Person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any Ceapro subsidiaries or any other security convertible into or exchangeable for any such shares. Except as set forth in Schedule E, paragraph (i) of the Ceapro Disclosure Letter, Ceapro does not own, directly or indirectly any shares of, or other voting securities or equity or similar interests in, any corporation, partnership, joint venture, association, limited liability company or other entity or Person.

(j) Reporting Status and Securities Laws Matters. Ceapro is a "reporting issuer" and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of British Columbia and Alberta. The Ceapro Shares are listed on the TSX-V, and Ceapro is in compliance with the rules and policies of the TSX-V and of applicable Securities Laws in all material respects. Ceapro is not subject to regulation by any other stock exchange. No delisting, suspension of trading in or cease trading order with respect to any securities of Ceapro and, to the knowledge of Ceapro, no inquiry or investigation (formal or informal) of any Securities Authority and the TSX-V is in effect or ongoing or, to the knowledge of Ceapro, expected to be implemented or undertaken. As of the date of this Agreement, Ceapro has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has Ceapro received notification from any Securities Authority to revoke the reporting issuer status of Ceapro. To the knowledge of Ceapro, no director or officer of Ceapro or of any of Ceapro's subsidiaries has received any objection from any Securities Authority or stock exchange as to his or her serving as a director or officer of Ceapro or any of the Ceapro subsidiaries.

(k) Public Filings. All material forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any form, document or report (but not including any document incorporated by reference into an exhibit), required to have been filed with or furnished to the applicable Securities Authorities by Ceapro since January 1, 2022 and all documents to be filed by or on behalf of Ceapro following the date of this Agreement until the Effective Time (all such documents and information comprising the Ceapro Public Disclosure Record), have been or will be timely filed or furnished, as the case may be. As of their respective dates (or, if amended, as of the date of such amendment), none of the Ceapro Public Disclosure Record contained any Misrepresentation, and the Ceapro Public Disclosure Record complied in all material respects with the requirements of applicable Securities Laws. Ceapro has not filed any confidential material change report or confidential treatment request with any Securities Authorities or the TSX-V that, at the date of this Agreement, remains confidential. To the knowledge of Ceapro, neither Ceapro nor any of the Ceapro Public Disclosure Record is subject to an ongoing audit, review, comment or investigation by any Securities Authorities or the TSX-V.

(l) Ceapro Financial Statements. Ceapro' audited consolidated financial statements as at December 31, 2022 and December 31, 2021 and for the fiscal years ended December 31, 2021 and 2022 (including the notes thereto), the auditor's report thereon and related MD&A and Ceapro's unaudited condensed interim financial statements for the three months and six months ended September 30, 2023 and 2022 (including the notes thereto and related MD&A) (collectively, the "**Ceapro Financial Statements**") were prepared in accordance with IFRS consistently applied throughout the periods referred to therein (except as such statements are otherwise indicated in such financial statements and the notes thereto, and subject to normal period-end adjustments (none of which are material, individually or in the aggregate) and may omit notes which are not required by applicable Laws in the unaudited statements) and present fairly in all material respects the assets, liabilities, financial condition, cash flows, results of operations and changes in financial position of Ceapro and its subsidiaries as of the dates thereof and for the

periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments, none of which are material, individually or in the aggregate) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Ceapro and its subsidiaries on a consolidated basis. There has been no material change in Ceapro's accounting policies, as reflected in the Ceapro Financial Statements. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Ceapro or any of its subsidiaries with unconsolidated entities or other persons which are not reflected in the Ceapro Financial Statements.

(m) Financial Reporting. The financial statements (including related notes, if any), contained in the Ceapro Public Disclosure Record comply as to form in all material respects with the rules and regulations of the Security Authority applicable thereto. To the knowledge of Ceapro, prior to the date of this Agreement there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the financial reporting of Ceapro. Since December 31, 2020, neither Ceapro nor any of its subsidiaries has received or otherwise obtained any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Ceapro or any of its subsidiaries or their respective internal accounting controls, including any complaint allegation, assertion or claim that Ceapro or any of its subsidiaries has engaged in questionable accounting or auditing practices.

(n) Books and Records. The financial books, records and accounts of Ceapro and each of its subsidiaries: (i) have been maintained in all material respects in accordance with applicable Laws and IFRS; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of Ceapro and its subsidiaries in all material respects; and (iii) accurately and fairly reflect the basis for the Ceapro Financial Statements.

(o) Minute Books. The corporate minute books of Ceapro and each of its subsidiaries contain minutes of all meetings and resolutions of its board of directors, committees of such board of directors and shareholders, as applicable, have been maintained in accordance with applicable Law and are complete and accurate in all material respects. No material meeting, resolution or proceeding of any such shareholders, directors or committees of the board of directors of Ceapro or any of its subsidiaries has been held or passed that has not been reflected in such minute books.

(p) No Undisclosed Liabilities. Ceapro and its subsidiaries have no outstanding indebtedness, liability or obligation (including liabilities or obligations to fund any operations, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person other than those (i) fully disclosed or reflected or reserved in the Ceapro Financial Statements, (ii) incurred in the ordinary course since the date of the most recent Ceapro Financial Statements; (iii) disclosed in Schedule E, paragraph (p) of the Ceapro Disclosure Letter or (iv) pursuant to this Agreement or the Plan of Arrangement.

(q) Taxes. Except as set forth in Schedule E, paragraph (q) of the Ceapro Disclosure Letter:

(i) Ceapro and each of its subsidiaries have filed or caused or will cause to be filed all Returns required to be filed by applicable Law on or before the Effective Date. All such Returns are or will be correct and complete in all material respects. Ceapro and each of its subsidiaries have timely paid all Taxes that are due and payable by Ceapro and each of its subsidiaries, including all instalments on account of taxes for the current year that are due and payable by Ceapro and each of its subsidiaries whether or not assessed (or reassessed) by the appropriate Governmental Entity, and have, as applicable, timely remitted such Taxes to the appropriate Governmental Entity under applicable Law. Neither Ceapro nor any of its subsidiaries have any liability for unpaid Taxes that, in the aggregate, would be expected to have a Ceapro Material Adverse Effect. There are no Liens for Taxes upon any of the assets or properties of Ceapro or any of its subsidiaries except Liens for current Taxes not yet due and payable.

(ii) There is no material dispute or claim, including any audit, investigation or examination by any Governmental Entity, actual, pending or, to the knowledge of Ceapro, threatened, concerning any Tax liability of Ceapro or any of its subsidiaries, no written notice of such an audit, investigation, examination, material dispute or claim has been received by Ceapro or any of its subsidiaries.

(iii) Neither Ceapro nor any of its subsidiaries have requested, or entered into any agreement or other arrangement, or executed any waiver providing for, any extension of time within which:

(A) to file any Return (which has not since been filed) in respect of any Taxes for which Ceapro or any of its subsidiaries are or may be liable;

(B) to file any elections, designations or similar filings relating to Taxes (which have not since been filed) for which Ceapro or any of its subsidiaries are or may be liable;

(C) Ceapro or any of its subsidiaries are required to pay or remit any Taxes or amounts on account of Taxes (which have not since been paid or remitted); or

(D) any Governmental Entity may assess or collect Taxes for which Ceapro or any of its subsidiaries are liable.

(iv) Ceapro and its subsidiaries have duly and timely deducted, contributed, collected or withheld from any amount paid or credited by Ceapro or any of its subsidiaries to or for the account or benefit of any Person and have duly and timely remitted the same (or is properly holding for such remittance) to the appropriate Governmental Entity all Taxes and amounts required by applicable Law to so deduct, contribute or collect and remit.

(v) Neither Ceapro nor any of its subsidiaries have acquired property or services from, or disposed of property or provided services to, any Person with whom Ceapro or any of its subsidiaries do not deal at Arm's Length for an amount that is other than the fair market value of such property or services.

(vi) For all transactions between Ceapro or any of its subsidiaries and any Person who is not resident in Canada for purposes of the Tax Act with whom Ceapro or any of its subsidiaries were not dealing at Arm's Length, Ceapro and each of its subsidiaries, as applicable, have made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(vii) To Ceapro's knowledge, no claim has ever been made by any Governmental Entity in a jurisdiction where Ceapro or any of its subsidiaries do not file Returns that Ceapro or any of its subsidiaries are or may be subject to Taxes or are required to file Returns in that jurisdiction.

(viii) There are no rulings or closing agreements relating to Ceapro or any of its subsidiaries which could affect Ceapro's or any of its subsidiaries' liability for Taxes for any taxable period after the Effective Date. Neither Ceapro nor any of its subsidiaries have requested an advance tax ruling from the Canada Revenue Agency or comparable rulings from other Governmental Entities.

(ix) Ceapro and its subsidiaries have maintained and continue to maintain in all material respects at their respective places of business in Canada all records and books of account required to be maintained under the Tax Act, the *Excise Tax Act* (Canada) and any comparable Law of any province or territory in Canada, including Laws relating to sales and use taxes.

(x) The terms and conditions made or imposed in respect of every transaction (or series of transactions) between Ceapro or any of its subsidiaries and any Person that is (i) a non-resident of Canada for purposes of the Tax Act, and (ii) not dealing at Arm's Length with Ceapro or any of its subsidiaries, do not differ from those that would have been made between Persons dealing at Arm's Length.

(xi) Neither Ceapro nor any of its subsidiaries are party to or bound by any tax sharing agreement or tax indemnity obligation in favour of any Person or similar agreement in favour of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Entity). Without limiting the generality of the foregoing, neither Ceapro nor any of its subsidiaries have entered into an agreement contemplated in Section 80.04 or 191.3 or subsection 18(2.3), 125(3), 127(13) to (17) or 127(20) of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(xii) Neither Ceapro nor any of its subsidiaries will be required to include in a tax period ending after the Effective Date any amount of net taxable income (after taking into account deductions claimed for such a period that relate

to a prior period) attributable to income that accrued, or that was required to be reported for financial accounting purposes in a prior taxable period but that was not included in taxable income for that or another prior tax period.

(xiii) There are no transactions or events that have resulted, and no circumstances existing which could result, in the application of Sections 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(xiv) Neither Ceapro nor any of its subsidiaries have incurred any deductible outlay or expense owing to a Person not dealing at Arm's Length with Ceapro or any of its subsidiaries, the amount of which would, in the absence of an agreement filed under paragraph 78(1)(b) of the Tax Act, be included in Ceapro's or any of its subsidiaries' income for Canadian income tax purposes for any taxation year or fiscal period beginning on or after the Effective Date under paragraph 78(1)(a) of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(xv) Neither Ceapro nor any of its subsidiaries have acquired property from a Person not dealing at Arm's Length with Ceapro or any of its subsidiaries in circumstances that would result in Ceapro or any of its subsidiaries becoming liable to pay Taxes of such Person under subsection 160(1) of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(xvi) Ceapro is a "Canadian corporation" as defined in subsection 89(1) of the Tax Act.

(xvii) Neither Ceapro nor any of its subsidiaries have ever had an obligation to file an information return pursuant to subsection 237.3(2) of the Tax Act, or any similar provision of provincial laws.

(xviii) Neither Ceapro nor any of its subsidiaries have claimed any Tax credit, refund, rebate, overpayment or similar adjustment of Taxes or any governmental subsidies to which Ceapro or any of its subsidiaries are not entitled, and Ceapro and its subsidiaries have retained all documentation prescribed by applicable Laws and in accordance with applicable Laws to support any claims for such amounts.

(xix) Neither Ceapro nor any of its subsidiaries has taken any action or has knowledge of any facts or circumstances that, in either case, would reasonably be expected to prevent or impede the Arrangement from being treated as a transaction that qualifies as a "reorganization" within the meaning of Section 368 of the Code.

(xx) Ceapro is not a "surrogate foreign corporation" within the meaning of Section 7874 of the Code.

(r) Litigation. Except as disclosed in Schedule E, paragraph (r) of the Ceapro Disclosure Letter, there is no Legal Proceeding before or by any Governmental

Entity, or any Legal Proceeding, including by any third party whatsoever against or involving the Ceapro Shares, Ceapro or its subsidiaries or their respective directors and officers (in their capacity as such), or affecting any of their property or assets (whether in progress, pending or, to the knowledge of Ceapro, threatened) that (i) would have, or be reasonably expected to have a Ceapro Material Adverse Effect; or (ii) would reasonably be expected to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect, in any material respect, the consummation of the Arrangement. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Entity outstanding against Ceapro or its subsidiaries in respect of any of their businesses, properties or assets that (i) would have, or be reasonably expected to have a Ceapro Material Adverse Effect; or (ii) would reasonably be expected to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect, in material respect, the consummation of the Arrangement.

(s) Material Contracts. With respect to the Material Contracts of Ceapro:

(i) Schedule E, paragraph (s) of the Ceapro Disclosure Letter includes a complete and accurate list of all Material Contracts to which Ceapro or its subsidiaries are bound, and that are currently in force or contain ongoing obligations of Ceapro or its subsidiaries, and Ceapro and its subsidiaries have made available to Aeterna Zentaris for inspection true and complete copies of all such Material Contracts.

(ii) All of the Material Contracts of Ceapro and its subsidiaries are in full force and effect, and Ceapro and its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Ceapro and its subsidiaries have not waived any material rights under any Material Contracts and no material default or breach exists in respect thereof on the part of Ceapro or its subsidiaries or, to the knowledge of Ceapro, on the part of any other party thereto, and to the knowledge of Ceapro no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of such Material Contracts.

(iii) All of the Material Contracts of Ceapro and its subsidiaries are valid and binding obligations of Ceapro and its subsidiaries, as applicable, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iv) As at the date hereof, Ceapro and its subsidiaries have not received written notice that any party to a Material Contract of Ceapro or its subsidiaries intends to cancel, terminate or otherwise modify in a material manner or not renew such Material Contract, and to the knowledge of Ceapro, no such action has been threatened.

(v) Neither Ceapro nor any of its subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Ceapro or any of its subsidiaries.

(t) <u>Compliance with Laws and Permits</u>.

(i) Since January 1, 2021, Ceapro and its subsidiaries have complied in all material respects with, and none of them is in material violation of, any applicable Laws.

(ii) Each of Ceapro and its subsidiaries has obtained and is in material compliance with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted, and such Permits are valid and in full force and effect. Schedule E, paragraph (u) of the Ceapro Disclosure Letter sets forth a list of all material Permits that are held by Ceapro and its subsidiaries.

(iii) There are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain, maintain or to be in material compliance with, such material Permits. Ceapro and its subsidiaries have not received written notice that any Governmental Entity has taken, is taking, or intends to take action to limit, suspend, modify or revoke any material Ceapro Permits.

(u) <u>Intellectual Property</u>.

(i) Schedule E, paragraph (u) of the Ceapro Disclosure Letter contains a true and complete list of all Registered IP owned or purported to be owned by Ceapro or its subsidiaries, including for each (A) the jurisdiction in which each such item of Registered IP has been registered or filed; (B) the current applicant(s) or registered owner(s), as applicable; and (C) the applicable application, registration or serial number. All of the Registered IP is subsisting, in good standing and valid; has been properly maintained and renewed by the applicable entity in accordance with all applicable Laws; has not been used or enforced, or failed to be used or enforced, in a manner that would result in the abandonment, cancellation or unenforceability of any rights in such Registered IP; and is not subject to any unpaid maintenance or renewal fees or taxes or actions falling due within ninety (90) days after the Closing Date. All appropriate applications, documents, recordations, and certificates in connection with the Registered IP have been filed with the relevant patent, copyright or other authorities for the purposes of maintaining or prosecuting the Registered IP. There are no pending or threatened interferences, re-examinations, office actions, oppositions, cancellation proceedings, or any equivalent proceedings involving any patents included in the Registered IP. Schedule E, paragraph (u) of the Ceapro Disclosure Letter contains a true a complete list of all material Ceapro IP that is not Registered IP. All Ceapro IP that is not Registered IP and is material to the business of Ceapro and its subsidiaries is valid, subsisting and, to the knowledge of Ceapro, enforceable.

(ii) Schedule E, paragraph (u) of the Ceapro Disclosure Letter contains a true and accurate list of all Ceapro Third Party IP Licenses, other than (A) agreements for software or information technology assets that are generally commercially available, which have not been customized in any material respect for or by Ceapro or its subsidiaries; and (B) material transfer agreements entered into in the ordinary course of business. Ceapro and its subsidiaries have, and will have at Closing, a valid and enforceable right to exploit the Intellectual Property that is licensed pursuant to each Ceapro Third Party IP License of sufficient scope to cover how such Intellectual Property is currently used by Ceapro and its subsidiaries. Each Ceapro Third Party IP License is in full force and effect and neither Ceapro, any subsidiary thereof, or, to the knowledge of Ceapro, any counter-party is in breach of its obligations thereunder.

(iii) Ceapro or its applicable subsidiary exclusively owns all right, title and interest to and in the Ceapro IP (other than the Ceapro Third Party IP Licenses) free and clear of any Liens. No Ceapro IP is subject to any joint ownership or, to the knowledge of Ceapro, claims of joint ownership.

(iv) Ceapro and its subsidiaries have made commercially reasonable efforts to maintain and protect the confidentiality of any trade secrets or other confidential information constituting Ceapro IP. Each current and former employee and independent contractor of Ceapro and its subsidiaries, in each instance, that was or is involved in the Development of any Ceapro IP for or on their behalf has executed a valid and binding written agreement expressly assigning to the applicable entity all right, title and interest in and to such Intellectual Property during the term of such employee's employment for or such independent contractor's provision of services, and has waived all moral rights therein to the extent legally permissible. All development of Ceapro IP was undertaken by either: (A) current or former employees of Ceapro or its applicable subsidiary within the scope of their employment; or (B) current or former independent contractors of Ceapro or its applicable subsidiary who provide or provided services to the applicable entity within the scope of their engagement. No current or former officer or other employee, or any individual who is a current or former independent contractor, consultant or director, of Ceapro or its subsidiaries has any claim, right (whether or not currently exercisable) or interest to or in any Ceapro IP.

(v) None of Ceapro and its subsidiaries is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require Ceapro or Ceapro or any of their respective subsidiaries to grant or offer to any other Person any license or right to any Ceapro IP.

(vi) Ceapro and its subsidiaries own or otherwise have, and after the completion of the transactions contemplated by this Agreement, will continue to have, the right, through ownership, license or otherwise, to all Intellectual Property reasonably necessary to conduct the business of Ceapro and its subsidiaries as conducted as of the date of this Agreement.

(vii) Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement will, or would reasonably be expected to, with or without notice or the lapse of time, result in or give any other Person the right or option to cause, create, impose or declare: (A) a loss of, or Lien on, any Ceapro IP; (B) the release, disclosure or delivery of any Ceapro IP by or to any escrow agent or other Person; or (C) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Ceapro IP.

(viii) To the knowledge of Ceapro, no Person has infringed, misappropriated or otherwise violated, and no Person is infringing, misappropriating or otherwise violating, any Ceapro IP. Schedule E, paragraph (u) of the Ceapro Disclosure Letter: (A) accurately identifies (and Ceapro has made available to Ceapro an accurate and complete copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to Ceapro and its subsidiaries or any Representative of Ceapro and its subsidiaries regarding any alleged or suspected infringement or misappropriation of any Ceapro IP, as of the date of this Agreement; and (B) provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(ix) To the knowledge of Ceapro, the conduct of the business of Ceapro and its subsidiaries as previously conducted or as currently conducted including the development, manufacture, use, import, export, offer for sale, sale or other commercialization of any of the Ceapro Products, does not and has not infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any valid Intellectual Property of any other Person. Schedule E, paragraph (u) of the Ceapro Disclosure Letter: (A) accurately identifies (and Ceapro has made available to Ceapro an accurate and complete copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to Ceapro and its subsidiaries or any Representative of any of Ceapro and its subsidiaries, as of the date of this Agreement regarding any alleged or suspected infringement or misappropriation of any Intellectual Property of any other Person by Ceapro and its subsidiaries or any of the Ceapro Products; and (B) provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(x) No written notice of infringement, misappropriation or similar claim or Legal Proceeding involving infringement or misappropriation of any Intellectual Property of any other Person is or has been pending and served or, to the knowledge of Ceapro, pending and not served or threatened against any of Ceapro and its subsidiaries or against any other Person who is, or has asserted or would reasonably be expected to assert that it is, entitled to be indemnified, defended, held harmless or reimbursed by Ceapro and its subsidiaries with respect to such claim or proceeding (including any claim or Legal Proceeding that has been settled, dismissed or otherwise concluded).

(xi) Except as set forth in Schedule E, paragraph (u) of the Ceapro Disclosure Letter, none of Ceapro and its subsidiaries have transferred title to, or granted any exclusive license, or granted an option to acquire title or an exclusive license, with respect to, any material Ceapro IP.

(xii) Schedule E, paragraph (u) of the Ceapro Disclosure Letter lists all proceedings or actions known to Ceapro before any court or tribunal related to any Ceapro IP. No Ceapro IP is the subject of any outstanding decree, order, judgment, settlement agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Ceapro and its subsidiaries, or that may affect the validity, use or enforceability of such Ceapro IP.

(xiii) Ceapro and its subsidiaries have not taken any action or failed to take any action that reasonably could be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any Registered IP of Ceapro or any of its subsidiaries.

(xiv) Neither Ceapro nor its subsidiaries has entered into any services agreements relating to development, testing, manufacture or formulation of any Ceapro Product under which the party performing such services has obtained rights to Intellectual Property covering such Ceapro Products or their manufacture, formulation or use other than limited licenses to perform such services for Ceapro or its subsidiaries.

(xv) Schedule E, paragraph (u)(xv) of the Ceapro Disclosure Letter lists any funding, facilities, material, information, Intellectual Property or personnel of a university, college, other educational institution or research center or Governmental Entity, directly or indirectly, in the development, testing or commercialization, in whole or in part, of any Ceapro IP or any Ceapro Products in a manner that grants any right, title or interest to such entity (including any usage, license, ownership, co-ownership or other rights) in or to any Ceapro IP.

(v) Information Technology.

(i) Ceapro and its subsidiaries own, free and clear of all Liens, or have a valid and enforceable right to use all of the Ceapro IT Systems. The Ceapro IT Systems (A) operate and perform in all material respects as required in connection with the operation of the businesses of the Ceapro and its subsidiaries as currently conducted; (B) operate, and have operated for the past three (3) years, properly without any material defect, malfunction, unavailability or error; and (C) are reasonably secure against unauthorized access, intrusion, tampering, impairment, disruption, computer virus and malfunction in a manner that a reasonably prudent and diligent commercial entity would undertake in similar circumstances.

(w) Employment Matters.

(i) Schedule E, paragraph (w) of the Ceapro Disclosure Letter sets forth a complete list of all employees and consultants of Ceapro and its

subsidiaries, together with their titles, salaries and bonus (whether monetary or otherwise), hire date, Fair Labor Standards Act classification (for U.S. employees), part-time/full-time status, and location (for U.S. employees – city, state). Schedule E, paragraph (w) of the Ceapro Disclosure Letter sets forth a complete list of all independent contractors and consultants of Ceapro and its subsidiaries, together with a description of services, start date and term of services, compensation arrangement, and location (for U.S. contractors/consultants – state). Other than set forth in Schedule E, paragraph (w) of the Ceapro Disclosure Letter, no such employee is on long-term disability leave, extended absence or workers' compensation leave.

(ii) Other than set forth in Schedule E, paragraph (w) of the Ceapro Disclosure Letter, neither Ceapro nor any of its subsidiaries is:

(A) a party to any written or oral Contract, plan, policy or understanding with any employee, independent contractor, or consultant providing for a term of employment or severance or termination payments;

(B) a party to any collective bargaining agreement or multiemployer plan nor, to the knowledge of Ceapro, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, or to the knowledge of Ceapro, pending or threatened strikes or lockouts at Ceapro or any of its subsidiaries; and

(C) subject to any Legal Proceeding for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Ceapro, threatened, or any Legal Proceeding, actual or, to the knowledge of Ceapro, threatened, relating to its employees or independent contractors (including any termination of such individuals) under any Contract or applicable Law.

(iii) Since January 1, 2021, Ceapro and its subsidiaries have been and are now in compliance, in all material respects, with all applicable employment- and labour-related Laws of each jurisdiction in which Ceapro and its subsidiaries operate and/or have employees, independent contractors, or consultants, and there are no current, pending, or, to the knowledge of Ceapro, threatened employment- and labour-related Legal Proceeding before or by any Governmental Entity, nor have there been any such Legal Proceedings in the past five (5) years. Since January 1, 2021, neither Ceapro nor any of its subsidiaries have engaged in any mass layoff or plant closing, as those terms are defined in WARN, and neither Ceapro nor any of subsidiaries have plans to undertake any action that would trigger WARN. All employees of Ceapro and its subsidiaries are authorized to work in the jurisdiction in which they are located.

(iv) Other than the Ceapro Stock Option Plan, neither Ceapro nor any of its subsidiaries has, or is subject to, any present or future obligation or liability under, any pension plan, deferred compensation plan, retirement income

plan, stock option or share purchase plan, profit sharing plan, bonus plan, employee benefit plan or policy, employee group insurance plan, program policy or practice, formal or informal, with respect to its employees.

(x) Related Party Transactions. Except as set forth in Schedule E, paragraph (x) of the Ceapro Disclosure Letter, there are no Contracts or other transactions currently in place between Ceapro or its subsidiaries, on the one hand, and: (i) any officer, director, employee, agent, independent contractor of Ceapro or its subsidiaries (except for amounts due in the ordinary course, salaries, bonuses, directors' fees or the reimbursement of ordinary course expenses) or any of their respective associates and affiliates; (ii) any holder of record or, to the knowledge of Ceapro, beneficial owner of 5% or more of the Ceapro Shares; and (iii) to the knowledge of Ceapro, any affiliate or associate of any such, officer, director, employee, agent, independent contractor, holder of record or beneficial owner, on the other hand.

(y) Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Ceapro or its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Ceapro Material Adverse Effect.

(z) Brokers. Except as set out in Schedule E, paragraph (z) of the Ceapro Disclosure Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Ceapro or its subsidiaries, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Schedule E, paragraph (z) to the Ceapro Disclosure Letter.

(aa) Insurance. Schedule E, paragraph (aa) of the Ceapro Disclosure Letter sets forth all material insurance policies (including directors and officers liability insurance) covering Ceapro and its subsidiaries as of the date hereof and all pending claims under such policies as of the date of this Agreement. All such insurance maintained by Ceapro is in full force and effect and in good standing and is in amounts and in respect of such risks as are normal and usual for companies of similar size operating in the same industry and in the locations in which Ceapro operates. Except for failures to maintain insurance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Ceapro Material Adverse Effect, from 3rd anniversary date of the Agreement, through the date of this Agreement, each of Ceapro and its subsidiaries has been continuously insured with recognized insurers in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured. Neither Ceapro nor any of its subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of Ceapro or its subsidiaries or failed to give notice under an insurance policy in a due and timely fashion.

(bb) Anti-Corruption, Economic Sanctions and Money-Laundering.

(i) Except as would not, individually or in the aggregate, be reasonably likely to have a Ceapro Material Adverse Effect, since January 1, 2021, none of Ceapro, any of its subsidiaries, nor any of their directors, officers, employees, representatives, agents, nor, to the Knowledge of Ceapro, any third party representative or other Person acting for or on behalf of Ceapro or any of its subsidiaries, has, directly or indirectly, (i) violated any applicable Anti-Corruption Law, Economic Sanctions/Trade Laws or Money-Laundering Laws; (ii) illegally offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any employee, officer, or representative of, or any Government Official (A) for the purpose of (1) influencing any act or decision of a Government Official or any other Person in his or her official capacity, (2) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or (5) assisting Ceapro, any of its subsidiaries, or any of their director, officer employee, agent, representative or any other Person acting on behalf of Ceapro or any of its subsidiaries in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage; or (iii) engaged in business with Cuba, Iran, North Korea, Syria, or the Crimea Region of Ukraine or with persons in or from those countries or who otherwise appear on the Specially Designated Nationals and Blocked Persons List maintained by OFAC or any other sanctions list maintained by the U.S. government in violation of applicable law.

(ii) Except as would not, individually or in the aggregate, be reasonably likely to have a Ceapro Material Adverse Effect, since January 1, 2021, Ceapro and its subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money-Laundering Laws.

(iii) Ceapro does not engage in the production, design, testing, manufacture, fabrication, or development of one or more "critical technologies" within the meaning of the DPA.

(cc) Compliance with Health Product Laws.

(i) Schedule E, paragraph (cc) of the Ceapro Disclosure Letter sets out a complete list of those Ceapro Products which have been administered to humans, including through clinical trials, compassionate use programs or commercial sale (the "**Ceapro Clinical/Commercial Products**").

(ii) The Ceapro Clinical/Commercial Products have been designed, developed, manufactured, packaged, labelled, tested, advertised, imported, exported, performed, made available, sold or otherwise

distributed and disposed in compliance, in all material respects, with Health Product Laws. Without limiting the foregoing, all materials used in the manufacture of the Ceapro Clinical/Commercial Products are permitted in such products pursuant to applicable Health Product Laws.

(iii) There have been no market withdrawals, safety alerts, warning letters, recalls, field actions or governmental seizures or other similar adverse regulatory actions taken or threatened by a Regulatory Authority or initiated on a voluntary basis in relation to Ceapro Clinical/Commercial Products, and neither Ceapro nor its subsidiaries currently has any plans to initiate a voluntary product recall.

(iv) Schedule E, paragraph (cc) of the Ceapro Disclosure Letter sets out a complete list of each country in which a clinical trial is being conducted, or an application has been sought to conduct a clinical trial, by or on behalf of Ceapro or any of its subsidiaries.

(v) The studies, tests and nonclinical, preclinical, safety, and clinical studies, testing and trials, if any, conducted by Ceapro and its subsidiaries relating to any Ceapro Product have been, and, if still pending, are being conducted in all material respects in accordance with standard and accepted medical and professional scientific research procedures and all applicable Laws; the descriptions of the results of such studies, tests and trials provided to Ceapro are accurate in all material respects; none of Ceapro and its subsidiaries have received any written notices or correspondence from any applicable Governmental Entity requiring the termination, suspension, material modification or clinical hold of any such studies, tests or trials conducted by or on behalf of Ceapro and its subsidiaries, which termination, suspension, material modification or clinical hold would reasonably be expected to result in an Ceapro Material Adverse Effect. Research involving human subjects conducted by or on behalf of Ceapro and its subsidiaries: (i) was approved by an institutional review board, research ethics board or ethics committee, if required, (ii) had the informed consent of the subjects, if required, and (iii) to knowledge of Ceapro, did not involve any investigator who has been disqualified as a clinical investigator by the FDA or any other Governmental Entity or has been found by any Government Entity with jurisdiction to have engaged in scientific or professional misconduct.

(vi) Each of Ceapro, its subsidiaries, and, to the Knowledge of Ceapro, their respective directors, officers and employees:

(A) has not received any notice from any Governmental Entity, including any Regulatory Authority, alleging or asserting noncompliance with any applicable Laws or Ceapro' Permits, including notice of any pending or threatened action, and has no reason to believe that any such Governmental Entity is considering any such action;

(B) has not received any written notice or communication from a Regulatory Authority alleging a defect, an issue requiring a recall or

quarantine or other action required for safety reasons of Ceapro Products (whether voluntary, required or otherwise) or claim in respect of any Ceapro Products;

(C) has not engaged in an unlawful or unauthorized research and development activities, quality assurance, quality control, testing, and research and analysis activities.

(dd) Insolvency. No act or proceeding has been taken by or against Ceapro or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Ceapro or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of Ceapro or any of its subsidiaries or any of its material properties or assets nor, to the knowledge of Ceapro, is any such act or proceeding threatened or pending. Neither Ceapro nor any of its subsidiaries has sought protection under *the Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or similar legislation. Neither Ceapro nor any of its subsidiaries nor any of their respective material properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Ceapro or any of its subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(ee) Real Property. Neither Ceapro nor any of its subsidiaries own any real property.

(ff) Leased Real Properties.

(i) Schedule E, paragraph (ff) of the Ceapro Disclosure Letter sets forth a complete list of all real property and interests in real property leased, subleased, licensed, sublicensed, or occupied by Ceapro and its subsidiaries (the "**Ceapro Leased Real Properties**") pursuant to a lease, sublease, license, sublicense, occupancy agreement or similar Contract under which Ceapro or any of its subsidiaries is a lessee, sublessee, licensee, sublicensee or occupant of a Ceapro Leased Real Property (the "**Ceapro Real Property Leases**"). Ceapro has made available to Aeterna Zentaris true, correct and complete copies of the Ceapro Real Property Leases, together with all amendments, modifications or supplements, if any, thereto.

(ii) Other than pursuant to the Ceapro Real Property Leases, neither Ceapro nor any subsidiary leases, licenses or occupies any other real property.

(iii) Each Ceapro Real Property Lease is valid and legally binding on Ceapro or its applicable subsidiary and, to the knowledge of Ceapro, each other party thereto, and is enforceable in accordance with its terms Ceapro or its applicable subsidiary (except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction), and neither Ceapro nor any of its subsidiaries is in material breach of or default under any Ceapro

Real Property Lease, and to the knowledge of Ceapro, no event has occurred which, with notice, lapse of time or both, would constitute a material breach or default by Ceapro or any of its subsidiaries or permit termination, modification or acceleration by any counterparty thereunder or restrict the ability of Ceapro or any of its subsidiaries to exercise any of its rights as lessee thereunder, including any rights of extension or renewal or first rights of refusal contained therein, and as of the date hereof, there is no material dispute in respect of any Ceapro Leased Real Property.

(iv) To the knowledge of Ceapro, no counterparty has repudiated or has the right to terminate or repudiate any Ceapro Real Property Lease (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in a Ceapro Real Property Lease) or any material provision thereof.

(v) The current uses of the Ceapro Leased Real Property by Ceapro and its subsidiaries comply in all material respects with the provisions of applicable Ceapro Real Property Lease.

(vi) To the knowledge of Ceapro, no counterparty to any Ceapro Real Property Lease is in material default thereunder.

(vii) There are no Liens affecting the leasehold, sublease hold or occupancy rights of Ceapro or its subsidiaries to any Ceapro Leased Real Property.

(viii) Except as set forth in Schedule E, paragraph (ff) of the Ceapro Disclosure Letter, there are (i) no third party consents, waivers or approvals that are required to be obtained under the Ceapro Real Property Leases in connection with the Arrangement in respect of such properties, and (ii) no notices that are required to be given to any third parties under the Ceapro Real Property Leases in connection with the Arrangement in respect of such properties.

(ix) The Ceapro Leased Real Property are in good working order, are not under construction or subject to any renovation obligations, or outstanding work order and the Ceapro Real Property Leases have not been assigned, subleased or mortgaged.

(gg) Product Liabilities. None of Ceapro or any of its subsidiaries has received any claim, and to the knowledge of Ceapro, there are no incidents that could reasonably be expected to give rise to a claim for or based upon breach of product warranty (other than warranty service and repair claims in the ordinary course of business), strict liability in tort, negligent manufacture of product, negligent provision of services or any product complaint, adverse event report or any other similar allegation of liability, including or resulting in product recalls and including or resulting in bodily injury or property damage, arising from the materials, design, testing, manufacture, packaging, labeling (including instruction for use), clinical trials of or sale of any Ceapro Products or from the provision of services, and to the knowledge of Ceapro, there is no basis for any such claim.

(hh) Privacy, Security and Anti-Spam.

(i) Ceapro and its subsidiaries have complied since January 1, 2021, in all material respects, with the Data Processing Requirements.

(ii) No written notices, or complaints have been received by, and, to the knowledge of Ceapro, no claims are pending (whether by a Governmental Entity or Person), or, to the knowledge of Ceapro, threatened against Ceapro or any of its subsidiaries alleging a violation of any third party's privacy, or Personal Information including any alleged violation of any of the Data Processing Requirements.

(iii) Ceapro and its subsidiaries have implemented and maintain commercially reasonable measures, including commercially reasonable steps when using vendors, appropriate written policies and procedures and appropriate organizational, physical, administrative and technical safeguards, designed to protect the privacy, confidentiality, and security of Personal Information against a security breach, consistent with industry practice and applicable Law. Ceapro and its subsidiaries periodically assess risks to the privacy, confidentiality and security of Personal Information. There have been no cyber-attacks or security breaches in the Ceapro IT Systems and no disruptions in the Ceapro IT Systems, in each case that that materially adversely affected Ceapro's and its subsidiaries' business or operations. Ceapro and its subsidiaries maintain notification procedures in compliance with Data Processing Requirements in the case of any data security breach compromising Personal Information or confidential information. Ceapro and its subsidiaries maintain plans and policies to minimize business disruption and respond to an incident that would affect the continuity, security, confidentiality, integrity or availability of the Ceapro IT Systems.

(iv) Ceapro and its subsidiaries (i) have operated their businesses in compliance with all Data Processing Requirements, including by obtaining study subject consent and/or authorization to use and disclose Personal Information for research and including medical records and medical information privacy, that regulate or limit the collection, maintenance, use, disclosure, processing or transmission of study records, medical records, patient information or other Personal Information made available to or collected by Ceapro or its subsidiaries in connection with the operation of its business, and (ii) have implemented all confidentiality, security and other protective measures required in connection with (i), in each case, in all material respects.

(v) The execution, delivery and performance of this Agreement and the consummation of the transaction contemplated herein shall not cause, constitute or result in a breach or violation of any Data Protection Requirement.

(ii) Significant Shareholder. To the knowledge of Ceapro, no Person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to the Ceapro Shares.

(jj) Shareholders' and Similar Agreements. Neither Ceapro nor any of its subsidiaries is subject to any unanimous shareholders' agreement or a party to any

shareholder, pooling, voting, voting trust or other similar arrangement or agreement relating to the ownership or voting of any of the securities of Ceapro or of any of its subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in Ceapro or in any of its subsidiaries and Ceapro has not adopted a shareholders' rights plan or any similar plan or agreement.

(kk) Auditors. To the knowledge of Ceapro, Ceapro's auditors, who audited the Ceapro Financial Statements and provided their audit report, were, at the relevant time, independent public accountants as required under the Securities Laws and since December 31, 2020 there has never been a reportable event (within the meaning of National Instrument 51-102 – *Continuous Disclosure Obligations*) between Ceapro and such auditors or any former auditors of Ceapro or its subsidiaries.

(ll) Residence of Ceapro. Ceapro is not a non-resident of Canada within the meaning of the Tax Act.

(mm) Material Facts not Withheld. Ceapro has not withheld and will not withhold from Aeterna Zentaris prior to the Effective Time, any material facts relating to Ceapro or its subsidiaries.

(nn) No Pending Acquisitions. Except for the transactions contemplated by this Agreement, neither Ceapro nor any of its subsidiaries has approved, is contemplating, nor has it entered into any agreement in respect of: (i) the purchase of any property material to Ceapro or any of its subsidiaries or material assets or any interest therein or the sale, transfer or other disposition of any material property of Ceapro or any of its subsidiaries or material assets or any interest therein currently owned, directly or indirectly, by Ceapro or any of its subsidiaries, whether by asset sale, transfer or sale of shares or otherwise; or (ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of Ceapro) of Ceapro or any of its subsidiaries.

SCHEDULE F
REGULATORY APPROVALS

1. (i) A registration statement registering the Aeterna Zentaris New Warrants and the Aeterna Zentaris Shares issuable upon exercise of the Aeterna Zentaris New Warrants has been declared effective by the SEC, (ii) the registration statements registering the Aeterna Zentaris Shares issuable upon exercise of the Aeterna Zentaris Options and Aeterna Zentaris Warrants, or post-effective amendments thereto, being declared effective by the SEC, in each case with a current and usable prospectus compliant with Section 10(a) of the U.S. Securities Act and the rules and regulations promulgated thereunder included therein (unless, in the case of this clause (ii), the SEC informs Aeterna Zentaris that it cannot declare such registration statements or post-effective amendments effective until after the closing of the transactions pursuant to its rules and regulations or Staff policies), and (iii) either (a) a registration statement registering the Aeterna Zentaris Shares issuable upon exercise of the Replacement Options has been declared effective by the SEC or become automatically effective pursuant to the U.S. Securities Act, as applicable, and/or (b) to the extent not included on such a registration statement, the exclusion from the registration requirements provided by Regulation S promulgated under the U.S. Securities Act is available for such issuance of the Aeterna Zentaris Shares issuable upon exercise of the Replacement Options.

SCHEDULE G
FORM OF AETERNA ZENTARIS LOCK-UP AGREEMENT

December [●], 2023

Aeterna Zentaris Inc.

Dear Sirs/Madams:

Re: Lock-Up Agreement in favour of Aeterna Zentaris Inc. ("**Aeterna Zentaris**") **in respect of Securities of Ceapro Inc.** ("**Ceapro**")

All capitalized terms used but not otherwise defined in this Lock-Up Agreement (the "**Agreement**") shall have the respective meanings ascribed to them in the Arrangement Agreement (as defined below).

I, [●], understand that Aeterna Zentaris and Ceapro wish to enter into an arrangement agreement dated as of the date hereof (the "**Arrangement Agreement**") contemplating an arrangement (the "**Arrangement**") of Ceapro under section 192 of the *Canada Business Corporations Act*, which will result in, among other things, Aeterna Zentaris acquiring all of the issued and outstanding common shares ("**Shares**") of Ceapro. I am a director and/or officer of Ceapro and I am, or one of my affiliates or associates is, the registered or beneficial owner of that number of Shares (the "**Holder Shares**") and Ceapro Options (collectively with the Holder Shares, the "**Holder Securities**") set forth on Schedule "A" attached to this Agreement.

I hereby agree, solely in my capacity as securityholder and not in my capacity as an officer and/or director of Ceapro, from the date hereof until the termination of this Agreement in accordance with its terms:

(a) to vote or to cause to be voted the Holder Securities, and any other Shares, preferred shares or other securities of Ceapro directly or indirectly acquired by or issued to me after the date hereof (including, without limitation, any Shares issued upon the exercise or settlement of Ceapro Options), if any, (i) in favour of the Arrangement Resolution and any other matter necessary or advisable for the completion and consummation of the Arrangement at the Ceapro Meeting; and (ii) against any proposed action or resolution that is inconsistent with or which would be reasonably expected to impede, interfere with, materially delay or otherwise adversely affect the consummation of the Arrangement;

(b) to revoke any proxy, voting instruction form, power of attorney or other right to vote the Holder Securities, as applicable, granted in favour of any other Person prior to the date hereof;

(c) not to grant or agree to grant any proxy, power of attorney or other right to vote the Holder Securities, or enter into any voting trust or pooling or other agreement with respect to the calling of meetings of shareholders of Ceapro, including the Ceapro Meeting, or the giving of any consents or approvals of any kind with respect to the Holder Securities, in each case other than pursuant to this Agreement;

(d) not to requisition or join in the requisition of any meeting of any of the securityholders of Ceapro for the purpose of considering any resolution;

(e) to deliver or to cause to be delivered to Ceapro, as soon as practicable, and in any event at least ten Business Days prior to the date of the Ceapro Meeting, duly executed proxies or voting instruction forms voting in favour of the Arrangement Resolution, instructing the holder thereof to vote in favour of the Arrangement Resolution and naming those individuals as may be designated by Ceapro in the Ceapro Circular and not to take, nor permit any Person on my behalf to take, any action to withdraw, amend or invalidate any

proxy or voting instruction form, as the case may be, deposited pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which I might have;

(f) not to directly or indirectly exercise any rights of appraisal, rights of dissent or rights to demand the repurchases of the Holder Securities in connection with the Arrangement;

(g) except in my capacity as a director and/or officer of Ceapro to the extent permitted by the Arrangement Agreement, (i) to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore with respect to any potential Acquisition Proposal, and (ii) not to, directly or indirectly, make or participate in or take any action that would reasonably be expected to result in an Acquisition Proposal, or engage in any discussion, negotiation or inquiries relating thereto or accept any Acquisition Proposal;

(h) not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of the Holder Securities or any interest therein other than in connection with the Arrangement; and

(i) not to take any other action of any kind, directly or indirectly, which could reasonably be expected to impede, frustrate, interfere with, postpone, prevent, adversely effect or delay the completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement.

In the event that, in lieu of or in conjunction with the Arrangement, Aeterna Zentaris seeks to complete the acquisition of all of the issued and outstanding Ceapro Shares other than as contemplated by the Arrangement Agreement on a basis that: (a) provides for economic terms which, in relation to the Holder Securities, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement; and (b) is otherwise on terms and conditions not more onerous on me than the Arrangement (any such transaction, an "**Alternative Transaction**"), then I shall, during the term of this Agreement, upon request of Aeterna Zentaris, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of this Agreement, including by (i) depositing or causing to the deposit of the Holder Securities into an Alternative Transaction conducted by way of a take-over bid made by Aeterna Zentaris or an affiliate of Aeterna Zentaris and not withdrawing them; and/or (ii) voting or causing to be voted all of the Holder Securities in favour of, and not dissenting or abstaining from, such Alternative Transaction proposed by Aeterna Zentaris and, in the event of any proposed Alternative Transaction, the references in this Agreement to the Arrangement shall be deemed to be changed to "Alternative Transaction" and all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction.

Notwithstanding any provision of this Agreement to the contrary, Aeterna Zentaris hereby agrees and acknowledges that I am executing this Agreement and am bound hereunder solely in my capacity as a securityholder of Ceapro. Nothing contained in this Agreement shall limit or affect any actions I may take in my capacity as a director or officer of Ceapro or limit or restrict in any way the exercise of my fiduciary duties as director or officer of Ceapro including, without limitation, responding in my capacity as a director or officer of Ceapro to a written Acquisition Proposal and making any determinations in that regard in the exercise of my fiduciary duties, subject to compliance with the terms of the Arrangement Agreement.

I hereby represent and warrant that:

(a) I am and, immediately prior to the Effective Time, will be, the sole registered and/or beneficial owner of the Holder Securities as set out in Schedule "A" attached to this Agreement, with good and marketable title thereto free and clear of any and all encumbrances, mortgages, charges, pledges, security interests, liens, adverse claims and demands or rights of others of any nature or kind whatsoever, and I have and,

immediately prior to the Effective Time, will have, the sole and exclusive right to vote and sell (in the case of transferable Holder Securities) all of the Holder Securities, and, other than pursuant to this Agreement, none of the Holder Securities is subject to any proxy, power of attorney, attorney in fact, voting trust, vote pooling, or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind;

(b) except for the Arrangement Agreement, no person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from me of any of the Holder Securities or any interest therein or right thereto;

(c) the only securities of Ceapro beneficially owned, directly or indirectly, by me on the date hereof are the Holder Securities; and

(d) there is no claim, action, audit, investigation, lawsuit, arbitration, mediation or other proceeding in progress or pending or, to my knowledge, threatened, against or otherwise affecting me which could reasonably be expected to impair my ability to deliver this Agreement and to perform my obligations contemplated hereby.

I agree that the details of this Agreement may be described in any press release, the Aeterna Zentaris Circular, the Ceapro Circular or any other communication prepared by Ceapro or Aeterna Zentaris in connection with the Arrangement and in any material change report or regulatory filings prepared by Ceapro or Aeterna Zentaris in connection with the execution and delivery of this Agreement and I further agree to this Agreement being made publicly available, including by filing on SEDAR+ or EDGAR, in accordance with applicable Securities Laws. Except as required by Law or applicable stock exchange requirements or as otherwise permitted by this Agreement or the Arrangement Agreement, I will not make any public announcement or public statements with respect to the transactions contemplated by this Agreement and the Arrangement Agreement without the prior written approval of Aeterna Zentaris.

This Agreement shall terminate and be of no further force and effect upon the earlier of: (a) the termination of the Arrangement Agreement in accordance with its terms; (b) the mutual agreement in writing of Aeterna Zentaris and me; or (c) the Effective Time.

This Agreement shall be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

This Agreement shall be binding upon Aeterna Zentaris and me and upon our respective heirs, legal representatives, successors and permitted assigns (as applicable), provided that no party hereto may assign, delegate or otherwise transfer any of their respective rights, interests or obligations under this Agreement without the prior written consent of the other.

Each of Aeterna Zentaris and I shall promptly do, execute, deliver or cause to be done, executed and delivered, all further acts, documents and things as may be reasonably required or necessary for the purpose of giving effect to this Agreement.

I acknowledge that I: (a) have read this Agreement in its entirety, understand it and agree to be bound by its terms and conditions; (b) have been granted the opportunity to ask questions of, and to receive answers from, Ceapro's legal counsel concerning the terms and conditions of this Agreement; (c) have been advised to seek independent legal advice with respect to the execution and delivery of this Agreement and have received such advice or have, without undue influence, elected to waive the benefit of any such advice; and (d) am entering into this Agreement voluntarily.

Aeterna Zentaris and I agree that if this Agreement is breached by a party, or if a breach by a party of this Agreement is threatened, the other non-breaching party would suffer irreparable harm for which monetary

damages may be an inadequate remedy, and therefore, without limiting any other remedy available under applicable Law or in equity, an injunction, restraining order, specific performance and other forms of equitable relief for damages, or any combination thereof, shall be available to the non-breaching party, and any requirement for the security or posting of any bond in connection with the obtaining of such injunctive or equitable relief or specific performance is hereby waived.

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this Agreement where indicated below and returning the same to me, upon which this letter as so accepted shall constitute an agreement between us.

Yours truly,

____
[●]

Accepted and agreed on this [●] day of December 2023.

AETERNA ZENTARIS INC.

By:______________________________
Authorized Signing Officer

SCHEDULE A

HOLDER SECURITIES

Name of Holder	Ceapro Shares	Ceapro Options
[●]	[●]	[●]

SCHEDULE H
FORM OF CEAPRO LOCK-UP AGREEMENT

December [●], 2023

Ceapro Inc.

Dear Sirs/Madams:

Re: Lock-Up Agreement in favour of Ceapro Inc. ("**Ceapro**") **in respect of Shares of Aeterna Zentaris Inc.** ("**Aeterna Zentaris**")

All capitalized terms used but not otherwise defined in this Lock-Up Agreement (the "**Agreement**") shall have the respective meanings ascribed to them in the Arrangement Agreement (as defined below).

I, [●], understand that Ceapro and Aeterna Zentaris wish to enter into an arrangement agreement dated as of the date hereof (the "**Arrangement Agreement**") contemplating an arrangement (the "**Arrangement**") of Ceapro under section 192 of the *Canada Business Corporations Act*, which will result in, among other things, Aeterna Zentaris acquiring all of the issued and outstanding Ceapro Shares. I am a director and/or officer of Aeterna Zentaris and I am, or one of my affiliates or associates is, the registered or beneficial owner of that number of Aeterna Zentaris Shares (the "**Holder Shares**") as set forth on Schedule "A" attached to this Agreement.

I hereby agree, solely in my capacity as shareholder and not in my capacity as an officer and/or director of Aeterna Zentaris, from the date hereof until the termination of this Agreement in accordance with its terms:

(j) to vote or to cause to be voted the Holder Shares, and any other Aeterna Zentaris Shares, preferred shares or other securities of Aeterna Zentaris directly or indirectly acquired by or issued to me after the date hereof (including, without limitation, any Aeterna Zentaris Shares issued upon the exercise or settlement of Aeterna Zentaris Options or of deferred share units issued by Aeterna Zentaris), if any, (i) in favour of the Aeterna Zentaris Resolutions and any other matter necessary or advisable for the completion and consummation of the Arrangement at the Aeterna Zentaris Meeting; and (ii) against any proposed action or resolution that is inconsistent with or which would be reasonably expected to impede, interfere with, materially delay or otherwise adversely affect the consummation of the Arrangement;

(k) to revoke any proxy, voting instruction form, power of attorney or other right to vote the Holder Shares, as applicable, granted in favour of any other Person prior to the date hereof;

(l) not to grant or agree to grant any proxy, power of attorney or other right to vote the Holder Shares, or enter into any voting trust or pooling or other agreement with respect to the calling of meetings of shareholders of Aeterna Zentaris, including the Aeterna Zentaris Meeting, or the giving of any consents or approvals of any kind with respect to the Holder Shares, in each case other than pursuant to this Agreement;

(m) not to requisition or join in the requisition of any meeting of any of the shareholders of Aeterna Zentaris for the purpose of considering any resolution;

(n) to deliver or to cause to be delivered to Aeterna Zentaris, as soon as practicable, and in any event at least ten Business Days prior to the date of the Aeterna Zentaris Meeting, duly executed proxies or voting instruction forms voting in favour of the Aeterna Zentaris Resolutions, instructing the holder thereof to vote in favour of the Aeterna Zentaris Resolutions and naming those individuals as may be designated by Aeterna Zentaris in the Aeterna Zentaris Circular and not to take, nor permit any Person on my behalf to take, any action to withdraw, amend or invalidate any proxy or voting instruction form, as the case may be, deposited pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which I might have;

(o) not to directly or indirectly exercise any rights of appraisal, rights of dissent or rights to demand the repurchases of the Holder Shares in connection with the Arrangement;

(p) except in my capacity as a director and/or officer of Aeterna Zentaris to the extent permitted by the Arrangement Agreement, (i) to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore with respect to any potential Acquisition Proposal, and (ii) not to, directly or indirectly, make or participate in or take any action that would reasonably be expected to result in an Acquisition Proposal, or engage in any discussion, negotiation or inquiries relating thereto or accept any Acquisition Proposal;

(q) not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of the Holder Shares or any interest therein; and

(r) not to take any other action of any kind, directly or indirectly, which could reasonably be expected to impede, frustrate, interfere with, postpone, prevent, adversely effect or delay the completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement.

In the event that, in lieu of or in conjunction with the Arrangement, Aeterna Zentaris seeks to complete the acquisition of all of the issued and outstanding Ceapro Shares other than as contemplated by the Arrangement Agreement on a basis that: (a) provides for economic terms which, in relation to the Holder Shares, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement; and (b) is otherwise on terms and conditions not more onerous on me than the Arrangement (any such transaction, an "**Alternative Transaction**"), then I shall, during the term of this Agreement, upon request of Ceapro, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of this Agreement, including by voting or causing to be voted all of the Holder Shares in favour of, and not dissenting or abstaining from, such Alternative Transaction proposed by Aeterna Zentaris and, in the event of any proposed Alternative Transaction, the references in this Agreement to the Arrangement shall be deemed to be changed to "Alternative Transaction" and all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction.

Notwithstanding any provision of this Agreement to the contrary, Ceapro hereby agrees and acknowledges that I am executing this Agreement and am bound hereunder solely in my capacity as a shareholder of Aeterna Zentaris. Nothing contained in this Agreement shall limit or affect any

actions I may take in my capacity as a director or officer of Aeterna Zentaris or limit or restrict in any way the exercise of my fiduciary duties as director or officer of Aeterna Zentaris including, without limitation, responding in my capacity as a director or officer of Aeterna Zentaris to a written Acquisition Proposal and making any determinations in that regard in the exercise of my fiduciary duties, subject to compliance with the terms of the Arrangement Agreement.

I hereby represent and warrant that:

(e) I am and, immediately prior to the Effective Time, will be, the sole registered and/or beneficial owner of the Holder Shares as set out in Schedule "A" attached to this Agreement, with good and marketable title thereto free and clear of any and all encumbrances, mortgages, charges, pledges, security interests, liens, adverse claims and demands or rights of others of any nature or kind whatsoever, and I have and, immediately prior to the Effective Time, will have, the sole and exclusive right to vote all of the Holder Shares, and, other than pursuant to this Agreement, none of the Holder Shares is subject to any proxy, power of attorney, attorney in fact, voting trust, vote pooling, or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind;

(f) no person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from me of any of the Holder Shares or any interest therein or right thereto;

(g) the only Aeterna Zentaris Shares beneficially owned, directly or indirectly, by me on the date hereof are the Holder Shares; and

(h) there is no claim, action, audit, investigation, lawsuit, arbitration, mediation or other proceeding in progress or pending or, to my knowledge, threatened, against or otherwise affecting me which could reasonably be expected to impair my ability to deliver this Agreement and to perform my obligations contemplated hereby.

I agree that the details of this Agreement may be described in any press release, the Aeterna Zentaris Circular, the Ceapro Circular or any other communication prepared by Aeterna Zentaris or Ceapro in connection with the Arrangement and in any material change report or regulatory filings prepared by Aeterna Zentaris or Ceapro in connection with the execution and delivery of this Agreement and I further agree to this Agreement being made publicly available, including by filing on SEDAR+ or EDGAR, in accordance with applicable Securities Laws. Except as required by Law or applicable stock exchange requirements or as otherwise permitted by this Agreement or the Arrangement Agreement, I will not make any public announcement or public statements with respect to the transactions contemplated by this Agreement and the Arrangement Agreement without the prior written approval of Ceapro.

This Agreement shall terminate and be of no further force and effect upon the earlier of: (a) the termination of the Arrangement Agreement in accordance with its terms; (b) the mutual agreement in writing of Ceapro and me; or (c) the Effective Time.

This Agreement shall be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

This Agreement shall be binding upon Ceapro and me and upon our respective heirs, legal representatives, successors and permitted assigns (as applicable), provided that no party hereto may assign, delegate or otherwise transfer any of their respective rights, interests or obligations under this Agreement without the prior written consent of the other.

Each of Ceapro and I shall promptly do, execute, deliver or cause to be done, executed and delivered, all further acts, documents and things as may be reasonably required or necessary for the purpose of giving effect to this Agreement.

I acknowledge that I: (a) have read this Agreement in its entirety, understand it and agree to be bound by its terms and conditions; (b) have been granted the opportunity to ask questions of, and to receive answers from, Aeterna Zentaris' legal counsel concerning the terms and conditions of this Agreement; (c) have been advised to seek independent legal advice with respect to the execution and delivery of this Agreement and have received such advice or have, without undue influence, elected to waive the benefit of any such advice; and (d) am entering into this Agreement voluntarily.

Ceapro and I agree that if this Agreement is breached by a party, or if a breach by a party of this Agreement is threatened, the other non-breaching party would suffer irreparable harm for which monetary damages may be an inadequate remedy, and therefore, without limiting any other remedy available under applicable Law or in equity, an injunction, restraining order, specific performance and other forms of equitable relief for damages, or any combination thereof, shall be available to the non-breaching party, and any requirement for the security or posting of any bond in connection with the obtaining of such injunctive or equitable relief or specific performance is hereby waived.

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this Agreement where indicated below and returning the same to me, upon which this letter as so accepted shall constitute an agreement between us.

Yours truly,

____

[●]

Accepted and agreed on this [●] day of December 2023.

CEAPRO INC.

By:______________________________

Authorized Signing Officer

SCHEDULE A

HOLDER SHARES

Name of Holder	Aeterna Zentaris Shares
[●]	[●]